UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

October 30, 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

By: /s/ Jati Widagdo

----------------------------------------------------

Jati Widagdo

SVP Corporate Secretary

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk. and its subsidiaries

Consolidated financial statements

as of September 30, 2025 and for the nine months period then ended (unaudited)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND FOR THE NINE MONTHS PERIOD THEN ENDED

(UNAUDITED)

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

Statement of the Board of Directors

regarding the Board of Director’s Responsibility for

Consolidated Financial Statements as of September 30, 2025

and for the nine months period ended (unaudited)

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its Subsidiaries

On behalf of the Board of Directors, we undersigned:

1.	Name	:	Dian Siswarini
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Tebet Utara II C/18 RT 004 RW 001
Kelurahan Tebet Timur, Kecamatan Tebet, Jakarta Selatan
	Phone	:	(022) 452 7101
	Position	:	President Director
:
2.	Name	:	Arthur Angelo Syailendra
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Jenderal Sudirman Kav. 59 RT 004 RW 003
Kelurahan Senayan Kecamatan Kebayoran Baru, Jakarta Selatan
	Phone	:	(022) 452 7201/ (021) 520 9824
	Position	:	Director of Finance and Risk Management

hereby state as follows:

1.

We are responsible for the preparation and presentation of the consolidated financial statements of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries as of September 30, 2025 and for the nine months period ended.

2.

The Company and its subsidiaries’ consolidated financial statements as of September 30, 2025 and for the nine months ended have been prepared and presented in accordance with Indonesian Financial Accounting Standards.

3.	All information has been fully and correctly disclosed in the Company and its subsidiaries’ consolidated financial statements.

4.	The Company and its subsidiaries’ consolidated financial statements do not contain false material information or facts, nor do they omit any material information or facts.

5.	We are responsible for the Company and its subsidiaries’ internal control system.

This statement is considered to be true and correct.

Jakarta, October 30, 2025

for and behalf of

PT Telkom Indonesia (Persero) Tbk.

/s/ Dian Siswarini Dian Siswarini President Director	/s/ Arthur Angelo Syailendra Arthur Angelo Syailendra Director of Finance and Risk Management

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30, 2025 (unaudited) and December 31, 2024 (audited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

	Notes	September 30, 2025	December 31, 2024
ASSETS

CURRENT ASSETS
Cash and cash equivalents	3,32,37	31,554	33,905
Other current financial assets	4,32,37	1,797	1,285
Trade receivables - net allowance for expected
credit losses
Related parties	5,32,37	2,480	2,350
Third parties	5,37	10,066	9,843
Contract assets	6,32	2,082	2,449
Inventories	7	1,085	1,096
Contract costs	9	1,121	1,134
Claim for tax refund and prepaid taxes	27	2,558	2,844
Other current assets	8,32	5,665	8,174
Total Current Assets		58,408	63,080

NON-CURRENT ASSETS
Contract assets	6,32	113	129
Long-term investments	10,37	7,272	8,335
Contract costs	9	1,427	1,596
Property and equipment	11,32,35a	176,959	180,566
Right-of-use assets	12a	28,174	26,910
Intangible assets	14	9,266	9,442
Deferred tax assets	27f	3,627	3,409
Other non-current assets	13,27,32	6,651	6,208
Total Non-current Assets		233,489	236,595
TOTAL ASSETS		291,897	299,675

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables
Related parties	15,32,37	549	626
Third parties	15,37	13,757	14,710
Contract liabilities	17a,32	7,878	7,738
Other payables	37	408	454
Taxes payable	27c	3,446	3,293
Accrued expenses	16,32,37	13,081	14,192
Customer deposits	32	2,722	2,872
Short-term bank loans	18,32,37	7,569	11,525
Current maturities of long-term loans	19,32,37	20,150	15,866
Current maturities of lease liabilities	12a,37	6,125	5,491
Total Current Liabilities		75,685	76,767

NON-CURRENT LIABILITIES
Deferred tax liabilities	27f	953	992
Contract liabilities	17b,32	2,463	2,484
Long service award provisions	31	1,345	1,192
Pension benefits and other post-employment
benefits obligations	30	12,323	11,540
Long-term loans	19,32,37	25,802	25,518
Lease liabilities	12a,37	18,032	18,468
Other non-current liabilities		282	224
Total Non-current Liabilities		61,200	60,418
TOTAL LIABILITIES		136,885	137,185

EQUITY
Capital stock	21	4,953	4,953
Additional paid-in capital		2,310	2,310
Treasury stock	1c	(5)	-
Other equity	22	10,217	9,898
Retained earnings
Appropriated	29	15,337	15,337
Unappropriated		104,327	109,596
Net equity attributable to:
Owners of the parent company		137,139	142,094
Non-controlling interests	20	17,873	20,396
TOTAL EQUITY		155,012	162,490
TOTAL LIABILITIES AND EQUITY		291,897	299,675

The accompanying notes form an integral part of these consolidated financial statements.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the Nine Months Period Ended September 30, 2025 and 2024 (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

	Notes	2025	2024
REVENUES	23,32	109,617	112,219

COST AND EXPENSES
Operation, maintenance, and telecommunication
service expenses	25,32	(30,284)	(29,977)
Depreciation and amortization expenses	11,12a,14	(25,067)	(24,250)
Personnel expenses	24	(11,903)	(13,156)
Interconnection expenses	32	(5,661)	(5,008)
General and administrative expenses	26,32	(5,003)	(4,924)
Marketing expenses	32	(2,378)	(2,527)
Unrealized loss on changes in fair value of investments	10	(360)	(476)
Other income - net		75	574
Gain (loss) on foreign exchange - net		137	(25)

OPERATING PROFIT		29,173	32,450

Finance income - net	32	1,285	1,020
Finance cost	32	(4,031)	(3,857)
Share of gain (loss) of long-term investment in associates	10	(5)	4

PROFIT BEFORE INCOME TAX		26,422	29,617

INCOME TAX (EXPENSE) BENEFIT	27d
Current		(5,976)	(5,894)
Deferred		149	(702)
		(5,827)	(6,596)

PROFIT FOR THE PERIOD		20,595	23,021

OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Foreign currency translation	22	319	(141)
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods:
Defined benefit actuarial gain (loss) - net	30	(6)	152
Other comprehensive income - net		313	11

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		20,908	23,032

Profit for the period attributable to:
Owners of the parent company		15,784	17,675
Non-controlling interests	20	4,811	5,346
		20,595	23,021
Total comprehensive income for the period attributable to:
Owners of the parent company		16,097	17,641
Non-controlling interests		4,811	5,391
		20,908	23,032
BASIC EARNINGS PER SHARE
(in full amount)	28
Profit per share		159.33	178.42
Profit per ADS (100 Series B shares per ADS)		15,933.42	17,842.32

The accompanying notes form an integral part of these consolidated financial statements.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Nine Months Period Ended September 30, 2025 and 2024 (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
						Retained earnings
Description	Notes	Capital stock	Additional paid-in capital	Treasury stock	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, January 1, 2025		4,953	2,310	-	9,898	15,337	109,596	142,094	20,396	162,490
Changes in non-controlling interest		-	-	-	-	-	-	-	25	25
Cash dividend	29	-	-	-	-	-	(21,047)	(21,047)	(7,359)	(28,406)
Treasury stock	1c	-	-	(5)	-	-	-	(5)	-	(5)
Profit for the period	20	-	-	-	-	-	15,784	15,784	4,811	20,595
Other comprehensive income (loss) - net		-	-	-	319	-	(6)	313	-	313
Balance, September 30, 2025		4,953	2,310	(5)	10,217	15,337	104,327	137,139	17,873	155,012

The accompanying notes form an integral part of these consolidated financial statements.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Nine Months Period Ended September 30, 2025 and 2024 (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
					Retained earnings
Description	Notes	Capital stock	Additional paid-in capital	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, January 1, 2024		4,953	2,711	9,639	15,337	103,104	135,744	20,818	156,562
Changes in non-controlling interest		-	-	-	-	-	-	7	7
Cash dividend	29	-	-	-	-	(17,683)	(17,683)	(7,096)	(24,779)
Repurchase of non-controlling interest shares	1e	-	-	-	-	-	-	(471)	(471)
Profit for the period	20	-	-	-	-	17,675	17,675	5,346	23,021
Other comprehensive income (loss) - net		-	-	(141)	-	107	(34)	45	11
Balance, September 30, 2024		4,953	2,711	9,498	15,337	103,203	135,702	18,649	154,351

The accompanying notes form an integral part of these consolidated financial statements.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Period Ended September 30, 2025 and 2024 (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

	Notes	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from customers and other operators		108,538	109,057
Cash receipts from interests		1,302	1,020
Cash receipts from tax refund		934	881
Cash payments for expenses		(35,916)	(35,830)
Cash payments to employees		(11,489)	(13,524)
Cash payments for corporate and final income taxes		(7,170)	(8,802)
Cash payments for finance costs		(4,098)	(3,903)
Cash payments for short-term and low-value lease assets	12a	(2,864)	(2,604)
Cash decrease for value added taxes - net		(275)	(834)
Cash receipts from others - net		643	494

Net cash provided by operating activities		49,605	45,955

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from the disposal of long-term investments in financial instrument		893	-
Proceeds from insurance claims	11	130	111
Proceeds from sale of property and equipment	11	2	706
Dividend received from associated company		-	3
Purchase of property and equipment	11,39	(16,178)	(18,485)
Purchase of intangible assets	14,39	(2,167)	(2,719)
(Increase) decrease of other assets		(517)	64
Addition of long-term investment in financial instrument		(200)	(36)
Placement in other current financial assets - net		(513)	(1,157)

Net cash used in investing activities		(18,550)	(21,513)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans and other borrowings	18,19	53,189	31,907
Repayments of loans and other borrowings	18,19	(52,568)	(30,086)
Cash dividend paid to the Company's stockholders	21	(21,047)	(17,683)
Cash dividend paid to the non-controlling interests of subsidiaries		(7,359)	(7,096)
Repayments of principal portion of lease liabilities	39	(5,923)	(5,399)
Shares buyback	1c	(5)	-
Shares buyback of subsidiary	1e	-	(471)

Net cash used in financing activities		(33,713)	(28,828)

NET DECREASE IN CASH AND CASH EQUIVALENTS		(2,658)	(4,386)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
CASH EQUIVALENTS		308	(80)

ALLOWANCE FOR EXPECTED CREDIT LOSSES		(1)	(1)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	3	33,905	29,007

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	3	31,554	24,540

The accompanying notes form an integral part of these consolidated financial statements.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL

a.	Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) was originally part of “Post en Telegraafdienst”, which was established and operated commercially in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies which was published in State Gazette No. 52 dated April 3, 1884.

In 1991, based on Government Regulation No. 25 of 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”). The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”).

The Company was established based on Notarial Deed of Imas Fatimah, S.H., No. 128 dated September 24, 1991. The deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated  November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Company's Articles of Association had been amended several times, with the latest amendments made is in relation with adjustments of the Company’s business activities in the Articles of Association with the Standard Classification of Indonesian Business Fields in 2020.

Amendments to the Company’s Articles of Association as stated in the Notary Deed of Ashoya Ratam, S.H., M.Kn., No. 37 dated June 22, 2022 has been received and approved by the Minister of Law and Human Rights of the Republic of Indonesia (“MoLHR”) based on letter  No. AHU-0044650.AH.01.02. Year of 2022 dated June 29, 2022 concerning the Acceptance of Notification Approval of Amendment to the Articles of Association of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

In accordance with Article 3 of the Company’s Articles of Association, the scope of the Company’s activities is to provide telecommunication network and telecommunication and information services, and to optimize the Company’s resources to provide high quality and competitive goods and/or services to gain/pursue profit in order to increase the value of the Company by applying the Limited Liability Company principle. To achieve these objectives, the Company is involved in the following activities:

i.	Main business:
(a)	Planning, building, providing, developing, operating, marketing or selling or leasing, and maintaining telecommunications and information networks in a broad sense in accordance with the prevailing laws and regulations;
(b)	Planning, developing, providing, marketing or selling, and improving telecommunications and information services in a broad sense in accordance with the prevailing laws and regulations;
(c)	Investing, including in the form of equity contribution in other companies, in line with and to achieve the purposes and objectives of the Company.

ii.	Supporting business:
(a)	Providing payment transactions and money transfer services through telecommunications and information networks;
(b)	Performing other activities and undertakings in connection with the optimization of the Company's resources, which includes the utilization of the Company's property and equipment and movable assets, information systems, education and training, and repair and maintenance facilities;
(c)	Collaborating with other parties in order to optimize the information and communication or technology resources owned by other service provider in information, communication and technology industry to achieve the purposes and objectives of the Company.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

a.	Establishment and general information (continued)

The Company is domiciled and headquartered in Bandung, West Java, located at Jalan Japati  No.1, Bandung.

The Company was granted several networks and/or services provision licenses by the Government which are valid for an unlimited period of time, given that the Company complies with the prevailing laws and regulations and fulfills the obligation stated in those licenses. For every license issued by the Ministry of Communication and Information (“MoCI”), an evaluation is performed annually and an overall evaluation is performed every five years. The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), replacing the previously known as Indonesian Directorate General of Post and Telecommunications (“DGPT”).

The reports comprise of several information, such as network development progress, service quality standard achievement, number of customers, license payment, and universal service contribution. Meanwhile, for internet telephone services for public purpose, internet interconnection service, and internet access service, additional information is required, such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

Grant date/latest
License	License No.	Type of service	renewal date
License to operate internet	127/KEP/DJPPI/	Internet telephone	March 30, 2016
telephone services for	KOMINFO/3/2016	services for public
public purpose		purpose
License to operate internet	2176/KEP/M.KOMINFO/	Internet service	December 30, 2016
service provider	12/2016	provider
License to operate content	1040/KEP/M.KOMINFO/	Content service	May 16, 2017
service provider	16/2017	provider
License for the	1004/KEP/M.KOMINFO/	Internet interconnection	December 26, 2018
implementation of internet	2018	services
interconnection services
License to operate data	046/KEP/M.KOMINFO/	Data communication	August 3, 2020
communication system	02/2020	system services
services
License of electronic	Bank Indonesia License	Electronic money and	July 1, 2021
money issuer and money	23/587/DKSP/Srt/B	money transfer service
transfer
License to operate fixed	073/KEP/M.KOMINFO/	Fixed network long	August 23, 2021
network long distance	02/2021	distance direct line
direct line
License to operate fixed	082/KEP/M.KOMINFO/	Fixed international	October 8, 2021
international network	02/2021	network
License to operate fixed	094/KEP/M.KOMINFO/	Fixed closed network	December 9, 2021
closed network	02/2021
License to operate circuit	095/KEP/M.KOMINFO/	Circuit switched-based	December 9, 2021
switched-based local	02/2021	and packet
fixed line network		switched-based
local fixed line
network

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

b.	The Company’s Board of Commissioners, Board of Directors, Audit Committee, Corporate Secretary, Internal Audit, and Employees

i.	Boards of Commissioners and Directors

Based on the resolutions made at Annual General Meeting (“AGM”) of Stockholders of the Company as covered by Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 205 dated September 30, 2025, and  No. 58 dated May 28, 2024, the composition of the Company’s Boards of Commissioners and Directors as of September 30, 2025 and December 31, 2024, respectively, were as follows:

	September 30, 2025	December 31, 2024
President Commissioner/	Angga Raka Prabowo	Bambang Permadi
Independent Commissioner		Soemantri Brojonegoro
Independent Commissioner	Deswandhy Agusman	Bono Daru Adji
Independent Commissioner	Yohanes Surya	Wawan Iriawan
Independent Commissioner	Ira Noviarti	-
Commissioner	Rionald Silaban	Arya Mahendra Sinulingga
Commissioner	Rizal Malarangeng	Rizal Malarangeng
Commissioner	Ossy Dermawan	Ismail
Commissioner	Silmy Karim	Silmy Karim
Commissioner	-	Marcelino Rumambo Pandin
Commissioner	-	Isa Rachmatarwata
President Director	Dian Siswarini	Ririek Adriansyah
Director of Finance and
Risk Management	Arthur Angelo Syailendra	Heri Supriadi
Director of Human
Capital Management	Willy Saelan	Afriwandi
Director of Legal & Compliance1)	Andy Kelana	-
Director of Wholesale &
International Service	Honesti Basyir	Bogi Witjaksono
Director of Enterprise &
Business Service	Veranita Yosephine	F.M. Venusiana R.
Director of Network2)	Nanang Hendarno	Herlan Wijanarko
Director of Strategic Business
Development & Portfolio3)	Seno Soemadji	Budi Setyawan Wijaya
Director of IT Digital4)	Faizal Rochmad Djoemadi	Muhamad Fajrin Rasyid
Director of Group
Business Development5)	-	Honesti Basyir

*  The nomenclature of the position of the members of the Board of Directors has changed to: 1) previously there was none to became the Director of Legal & Compliance; 2) previously the Director of Network & IT Solution became the Director of Network; 3) previously the Director of Strategic Portfolio became the Director of Strategic Business Development & Portfolio; 4) previously the Director of Digital Business became the Director of IT Digital; 5) previously the Director of Group Business Development was deleted.

ii.	Audit Committee, Corporate Secretary, and Internal Audit

The composition of the Company’s Audit Committee, Corporate Secretary, and Internal Audit  as of September 30, 2025 and December 31, 2024, respectively, were as follows:

	September 30, 2025	December 31, 2024
Chairman	Deswandhy Agusman	Bono Daru Adji
Member	Yohanes Surya	Bambang Permadi
Soemantri Brojonegoro
Member	Ira Noviarti	Emmanuel Bambang Suyitno
Member	Edy Sihotang	Edy Sihotang
Member	Achmad Taufik	Wawan Iriawan
Corporate Secretary	Jati Widagdo	Octavius Oky Prakarsa
Internal Audit	Mohamad Ramzy	Mohamad Ramzy

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

b.	The Company’s Board of Commissioners, Board of Directors, Audit Committee, Corporate Secretary, Internal Audit, and Employees (continued)

iii.	Employees

As of September 30, 2025, and December 31, 2024, the Company and its subsidiaries (collectively referred to as “the Group”) had 19,205 employees and 19,695 employees (unaudited), respectively.

c.	Public offering of securities of the Company

The Company’s number of shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were wholly-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”) in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, Government distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by the distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which was made to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the  issuance of Law No. 40/2007 on Limited Liability Companies which became effective on the same date. Law No. 40/2007 has no effect on the public offering of shares of the Company.  The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or  11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

Based on the results of the Company's AGM Stockholders as stated in the Notarial Deed of  A. Partomuan Pohan, S.H., LLM., No. 26 dated July 30, 2004, the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B share. The Series A Dwiwarna share with par value of Rp500 per share was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

During the Extraordinary General Meeting (“EGM”) held on December 21, 2005 and the AGMs held on June 29, 2007, June 20, 2008, and May 19, 2011, the Company’s stockholders approved  phase I, II, III, and IV plan, respectively, of the Company’s program to repurchase its issued  Series B shares.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

c.	Public offering of securities of the Company (continued)

During the period of December 21, 2005 to June 20, 2007, the Company had bought back 211,290,500 shares from the public (stock repurchase program phase I). On July 30, 2013, the Company had sold all such shares.

At the AGM held on April 19, 2013 as covered by Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 38 dated April 19, 2013, the stockholders approved the changes to the Company’s plan on the treasury stock acquired under phase III. At the AGM held on April 19, 2013, the minutes of which were covered by Notarial Deed No. 38 of Ashoya Ratam, S.H., M.Kn., the stockholders approved the Company’s 5-for-1 stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per share was split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value of Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares. The issued capital stock increased from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares. Effective from October 26, 2016, the Company has changed the ratio of Depositary Receipt from 1 ADS representing 200 series B shares to become 1 ADS representing 100 series B shares. Profit per ADS information have been retrospectively adjusted to reflect the changes in the ratio of ADS.

On May 16 and June 5, 2014, the Company deregistered from Tokyo Stock Exchange (“TSE”) and delisted from the LSE, respectively.

On December 21, 2015, the Company sold the remaining shares of treasury shares phase III.

On June 29, 2016, the Company sold the treasury shares phase IV.

At the AGM held on April 27, 2018, as covered by Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 35 dated May 15, 2018, the stockholders approved the changes of the Company’s plan on the transfer of shares from the repurchase through the withdrawal of 1,737,779,800 shares of treasury stock, by reducing the issued and paid-up capital from the initial amount of Rp5,040 billion into amount of Rp4,953 billion. Thus, in order to comply with the provisions of Article 33  UU No. 40 of 2007 concerning Limited Liability Companies, the AGM approved the reduction of the Company's authorized capital from the original Rp20,000 billion to Rp19,500 billion, so the Company's total authorized share capital became 1 Series A Dwiwarna and 389,999,999 Series B shares.

Based on Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 52, dated May 7, 2025, AGM of Stockholders agreed Company’s share buyback with a maximum amount of Rp3,000 billions. On September 30, 2025, the Company has conducted share buyback amounting to 1,750,000 shares or equivalent to Rp5 billions (Note 21).

As of September 30, 2025, all of the Company’s Series B shares are listed on the IDX and  42,926,378 ADS or equivalent to 4,292,637,880 Series B shares are listed on the NYSE  (Note 21).

On June 16, 2015, the Company issued Continuous Bonds I Telkom Phase I 2015, with nominal of Rp2,200 billion for Series A with a seven-year period, Rp2,100 billion for Series B with a ten-year period, Rp1,200 billion for Series C with a fifteen-year period, and Rp1,500 billion for Series D with a thirty-year period, all of which are listed on the IDX (Note 19a).

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries

As of September 30, 2025 and December 31, 2024, the Company has consolidated the financial statements of all subsidiaries, both directly and indirectly owned, as follows (Notes 2b and 2d):

i.	Direct subsidiaries:

					Total assets before
		Start year of	Percentage of ownership*		elimination
		operation	September 30,	December 31,	September 30,	December 31,
Subsidiary	Nature of business	commencement	2025	2024	2025	2024
PT Telekomunikasi	Mobile	1995	70	70	111,468	117,403
Selular	telecommunication,
(“Telkomsel”)	fixed broadband,
	network service, and
	internet protocol
	television ("IPTV")

PT Dayamitra	Leasing of towers	1995	72	72	58,046	58,140
Telekomunikasi Tbk.	and digital support
(“Mitratel”)	services for mobile
	infrastructure

PT Telekomunikasi	International	1995	100	100	18,086	17,173
Indonesia	telecommunication
International	and information
(“Telin”)	services

PT Multimedia	Network	1998	100	100	17,900	17,995
Nusantara	telecommunication
(“Metra”)	services and
	multimedia

PT Telkom Satelit	Telecommunication -	1996	100	100	8,891	8,858
Indonesia	provides satellite
(“Telkomsat”)	communication
	system and its
	related services

PT Telkom Data	Data center	1996	100	100	8,831	8,466
Ekosistem
(“TDE”)

PT Sigma Cipta	Hardware and software	1988	100	100	5,790	6,207
Caraka	computer consultation
(“Sigma”)	service

PT Graha Sarana Duta	Developer, trade, service	1982	100	100	5,351	5,494
("GSD")	and transportation

PT Telkom Akses	Construction, service	2013	100	100	3,771	4,480
(“Telkom Akses”)	and trade in the field
	of telecommunication

PT Telkom	Network	2024	100	100	3,728	3,048
Infrastruktur	telecommunication
Indonesia	and information
(“TIF”)	services

PT Metra-Net	Multimedia portal service	2009	100	100	2,404	2,096
(“Metra-Net”)

PT Infrastruktur	Developer service and	2014	100	100	1,307	1,371
Telekomunikasi	trading in the field
Indonesia	of telecommunication
(“Telkom Infra”)

PT PINS Indonesia	Trade in telecommunication	1995	100	100	721	733
(“PINS”)	devices

PT Napsindo	Telecommunication -	1999; ceased	60	60	5	5
Primatel	provides Network	operations on
Internasional	Access Point ("NAP"),	January 13,
(“Napsindo”)	Voice Over Data	2006
	("VOD") and other
	related services

* Percentage of ownership amounting to 99.99% is presented into rounding of 100%.

All direct subsidiaries are domiciled in Indonesia.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

GENERAL (continued)

d.	Subsidiaries (continued)

ii.	Indirect subsidiaries:

					Total assets before
		Start year of	Percentage of ownership*		elimination
		operation	September 30,	December 31,	September 30,	December 31,
Subsidiary	Nature of business	commencement	2025	2024	2025	2024
PT Metra Digital	Trading, information	2013	100	100	9,123	9,110
Investama Ventura	and multimedia
(“MDI”)	technology,
	entertainment
	and investment
	services

Telekomunikasi	Telecommunication	2008	100	100	6,646	6,090
Indonesia	and related
International Pte. Ltd.	services
("Telin Singapore"),
domiciled in
Singapore

Telekomunikasi	Investment	2010	100	100	3,489	3,624
Indonesia	holding and
International Ltd.	telecommunication
("Telin Hong Kong"),	services
domiciled in
Hong Kong

NeutraDC	Data center	2024	100	100	2,239	2,086
Singapore Pte. Ltd.
(“NeutraDC Singapore”)
domiciled in
Singapore

PT Telkom Landmark	Property development	2012	55	55	2,179	2,120
Tower	and management
(“TLT”)	services

PT Infomedia	Information provider	1984	100	100	2,068	2,203
Nusantara	services, contact
(“Infomedia”)	center and content
	directory

PT Persada Sokka	Leasing of towers	2008	100	100	1,743	1,621
Tama	and other
("PST")	telecommunication
	services

PT Nuon Digital	Digital content	2010	100	100	1,723	1,393
Indonesia	exchange hub
(“Nuon”)	services

PT Finnet Indonesia	Information	2006	60	60	1,528	1,383
(“Finnet”)	technology
	services

PT Teknologi Data	Telecommunication	2013	60	60	1,428	1,444
Infrastruktur	service and
(“TDI”)	data center

Telekomunikasi	Telecommunication	2012	100	100	1,088	1,035
Indonesia	networks, mobile,
International (TL) S.A.	internet, and
("Telkomcel"),	data services
domiciled in
Timor Leste

PT Telkomsel Mitra	Business	2019	100	100	1,041	1,040
Inovasi	management
(“TMI”)	consulting and
	investment
	services

* Percentage of ownership amounting to 99.99% is presented into rounding of 100%.

Other than those specifically stated, indirect subsidiaries are domiciled in Indonesia.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries (continued)

ii.	Indirect subsidiaries (continued):

					Total assets before
		Start year of	Percentage of ownership*		elimination
		operation	September 30,	December 31,	September 30,	December 31,
Subsidiary	Nature of business	commencement	2025	2024	2025	2024
PT Metra Digital	Telecommunication	2013	100	100	789	877
Media	information and
(“MD Media”)	other information
	services

PT Administrasi	Health insurance	2002	100	100	770	704
Medika	administration
(“Ad Medika”)	services

PT Digital Aplikasi	Communication	2014	100	100	435	441
Solusi	system services
("Digiserve")

PT Ultra Mandiri	Telecommunication	2019	100	100	419	366
Telekomunikasi	network infrastructure
("UMT")	services

Telekomunikasi	Telecommunication	2014	100	100	387	267
Indonesia	and information
International (USA) Inc.	services
(“Telin USA”),
domiciled in USA

PT Swadharma	Cash replenishment	2001	51	51	375	387
Sarana Informatika	services and
(“SSI”)	Automated Teller
	Machines ("ATM")
	maintenance

PT Telkomsel	Business management	2021	100	100	363	451
Ekosistem Digital	consulting services
("TED")	and investment
	and/or investment
	in other companies

TS Global	Satellite services	1996	70	70	329	357
Network Sdn. Bhd.
(“TSGN”),
domiciled in Malaysia

PT Nusantara Sukses	Service and trading	2014	100	100	289	288
Investasi
(“NSI”)

PT Graha Yasa	Tourism and	2012	51	51	276	277
Selaras	hospitality services
(”GYS”)

PT Metra TV	Subscription	2013	100	100	268	57
(“Metra TV”)	broadcasting
	services

PT Nutech Integrasi	System integrator	2001	60	60	238	225
(“Nutech”)	service

PT Collega Inti	Trading and services	2001	70	70	202	196
Pratama
("CIP")

PT Graha Telkomsigma	Management and	1999	100	100	169	167
("GTS")	consultation
	services

Telekomunikasi	Telecommunication	2013	70	70	150	144
Indonesia International	and information
(Malaysia) Sdn. Bhd.	services
(”Telin Malaysia”),
domiciled in Malaysia

* Percentage of ownership amounting to 99.99% is presented into rounding of 100%.

Other than those specifically stated, indirect subsidiaries are domiciled in Indonesia.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries (continued)

ii.	Indirect subsidiaries (continued):

					Total assets before
		Start year of	Percentage of ownership*		elimination
		operation	September 30,	December 31,	September 30,	December 31,
Subsidiary	Nature of business	commencement	2025	2024	2025	2024
PT Media Nusantara	Consultation services	2012	55	55	142	134
Data Global	of hardware, software,
("MNDG")	data center, and
	internet exchange

Telekomunikasi	Telecommunication	2013	100	100	57	52
Indonesia	and information
International	services
(Australia) Pty. Ltd.
(“Telin Australia”),
domiciled in
Australia

PT Metraplasa	Network and	2012; ceased	60	60	29	29
(“Metraplasa”)	e-commerce	operations on
	services	October, 2020

PT Pojok Celebes	Travel agent services	2008	100	100	26	69
Mandiri
("PCM")

* Percentage of ownership amounting to 99.99% is presented into rounding of 100%.

Other than those specifically stated, indirect subsidiaries are domiciled in Indonesia.

e.	Other important information

i.	Mitratel

Share buyback

On March 6, 2023, Mitratel announced another share buyback owned by the public, with a maximum number of 7.88% of Mitratel’s issued and fully paid shares. The share buyback period is 18 (eighteen) months starting from April 14, 2023, to October 13, 2024. As of December 31, 2024, Mitratel has conducted share buyback amounting to 1,095,945,900 shares or equivalent to Rp704 billion.

On July 18, 2025, Mitratel announced the plan to share buyback owned by the public, with a maximum number of 4.12% of Mitratel’s issued and fully paid shares. The share buyback period is 12 (twelve) months starting from August 26, 2025, to August 25, 2026. As of September 30, 2025, Mitratel had not yet realized the buyback of the shares.

Acquisition of entity under common control

Based on Notarial Deed of Shinta Dewi, S.H., No. 2 and No. 3 dated December 2, 2024, Mitratel entered into Share Purchase Agreement with PT Pembangunan Perumahan Infrastruktur ("PPIN") and Yayasan Kesejahteraan Karyawan Pembangunan Perumahan ("YKPP") for the acquisition of 100% shares of UMT. This transaction represents a business combination of entities under common control, where the ultimate controlling shareholder of both Mitratel and UMT is the Government. As a result of this transaction, Mitratel obtained control of UMT.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

e.	Other important information (continued)

i.	Mitratel (continued)

Acquisition of entity under common control (continued)

The difference between the consideration transferred and the carrying amount of the investment acquired from this transaction has been recognized as Additional Paid-in Capital within the Consolidated Statements of Changes in Equity, with the following details:

Consideration paid	650
Book value of UMT’s equity at the acquisition date	(91)
Difference in value of restructuring transactions of entities under common control	559

ii.	TDI

Based on Notarial Deed of Jimmy Tanal, S.H., M.Kn., No. 313 dated October 14, 2024,  all shareholders of TDI approved the issuance of 8,050,000 new shares. Of this share issuance, TDE acquired 4,830,000 shares, amounting to Rp483 billion; Nxera ID Pte. Ltd. (formerly known as ST Dynamo ID Pte. Ltd.) acquired 2,817,500 shares or amounting to Rp282 billion; and PT Medco Power Indonesia acquired 402,500 shares or amounting to  Rp40 billion. This additional capital contribution did not result in any change in TDE’s ownership.

f.	Completion and authorization for the issuance of the consolidated financial statements

The Company’s management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Indonesian Financial Accounting Standards, which have been completed and authorized for issuance by the Board of Directors of the Company  on October 30, 2025.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION

The Group consolidated financial statements have been prepared in accordance with Indonesian Financial Accounting Standards which includes Statements of Financial Accounting Standards ("Pernyataan Standar Akuntansi Keuangan" or “PSAK”) and Interpretations of Financial Accounting Standards ("Interpretasi Standar Akuntansi Keuangan" or “ISAK”) published by the Financial Accounting Standards Board of the Institute of Indonesian Chartered Accountants (Dewan Standar Akuntansi Keuangan Ikatan Akuntan Indonesia or “DSAK IAI”) and Regulation No. VIII.G.7 of the Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”) regarding the Presentation and Disclosure of Financial Statements of Issuers or Public Companies, enclosed in the decision letter KEP-347/BL/2012.

a.	Basis of preparation of the consolidated financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis. The measurement basis used is historical cost, except for certain accounts which are measured using the basis mentioned in the relevant notes herein.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing, and financing activities.

The reporting currency in the consolidated financial statements is the Indonesian Rupiah (“Rp”) which is also the functional currency of the Group, except for subsidiaries whose functional currencies are the U.S. Dollar, Australian Dollar, Singapore Dollar, and Malaysian Ringgit.

Figures in the consolidated financial statements containing values under Rp1 billion and US$1 million are presented with zero.

New accounting standards

On January 1, 2025, the Group adopted the new and revised statement of financial accounting standards and interpretations of financial accounting standards effective from that date. Adjustments to the Group's accounting policies have been made as required, in accordance with the transitional provisions of the respective standards and interpretations. The adoption of the new and revised standards and interpretations did not result in major changes to the Group's accounting policies and had no material effect on the amounts reported for the current or prior financial year:

Amendment PSAK 221: Effect of Changes in Foreign Exchange Rate

This amendment clarifies the criteria for interchangeability between two currencies and requires disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable. These amendments are not expected to have an impact to the Group’s consolidated financial statement.

Accounting standards issued but not yet effective

Effective January 1, 2026:

Amendments to PSAK 109: Financial Instruments and PSAK 107: Financial Instruments: Disclosures

These amendments provide clarifications regarding derecognition of financial liabilities settled through electronic payment systems, classification of financial assets, disclosures related to investments in equity instruments designated to be measured at fair value through other comprehensive income, and disclosures related to contractual requirements that modify the timing or amount of contractual cash flows.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

a.	Basis of preparation of the consolidated financial statements (continued)

Accounting standards issued but not yet effective (continued)

Effective January 1, 2026 (continued):

Amendments to PSAK 109: Financial Instruments and PSAK 107: Financial Instruments: Disclosures (continued)

This amendment regulates the consideration as a net buyer in applying the provisions of “own use”. This amendment explains the application of hedge accounting if a contract that refers to weather-dependent electricity is designated as a hedging instrument, and this amendment requires disclosures so that users can understand the risks from contracts that refer to weather-dependent electricity.

This amendment is not expected to have a material impact on the consolidated financial statements.

Effective January 1, 2027:

PSAK 118: Presentation and Disclosures in Financial Statements

DSAK IAI has issued PSAK 118: Presentation and Disclosures in Financial Statements, which supersedes PSAK 201: Presentation of Financial Statements. PSAK 118 introduces requirements for the presentation of key subtotals, including operating profit or loss, profit or loss before financing and income taxes, and net profit or loss. In addition, PSAK 118 requires that income and expenses be classified into the following categories: operating, investing, and financing, along with income taxes and discontinued operations, in line with the direction of the IASB’s Primary Financial Statements initiative.

PSAK 118 also addresses the disclosure of Management-defined Performance Measures (“MPM”), which are intended to communicate management’s perspective on the entity’s overall financial performance. The standard elaborates on the role of the primary financial statements and the notes to the financial statements, and sets out principles and requirements related to the aggregation and disaggregation of information. These principles apply both to the presentation within the financial statements and to the disclosures. The Group is currently assessing the potential impact of PSAK 118 on its consolidated financial statements.

PSAK 119: Subsidiaries Without Public Accountability: Disclosures

The Indonesian Financial Accounting Standards Board (DSAK IAI) has issued PSAK 119: Subsidiaries Without Public Accountability: Disclosures. PSAK 119 sets out disclosure requirements that may be applied by an entity as an alternative to the disclosure requirements in other PSAKs. An entity may elect to apply this Standard in its consolidated, separate, or individual financial statements if, and only if, at the end of the reporting period, the entity is a subsidiary without public accountability whose parent prepares consolidated financial statements that are available to the public and comply with Indonesian Financial Accounting Standards (SAK). This amendment is not expected to have a material impact on the consolidated financial statements.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)
b.	Principles of consolidation

The consolidated financial statements consist of the financial statements of the Company and  the subsidiaries over which it has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

i.	The contractual arrangement with the other vote holders of the investee,
ii.	Rights arising from other contractual arrangements, and
iii.	The Group's voting rights and potential voting rights.

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statements of financial position and the consolidated statements of profit or loss and other comprehensive income from the date the Group gains financial control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

All intra-Group assets and liabilities, equity, revenue and expenses, and cash flow relating to transactions within Group are fully eliminated on consolidation.

In case of loss of control over a subsidiary, the Group:

i.	derecognizes the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts on the date when it loses control;
ii.	derecognizes the carrying amounts of any non-controlling interests of its former subsidiary on the date when it loses control;
iii.	recognizes the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;
iv.	recognizes the fair value of any investment retained in the subsidiary at fair value on the date of loss of control; and
v.	recognizes any surplus or deficit in profit or loss that is attributable to the Group.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

c.	Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with the Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public Companies, enclosed in the decision letter No. KEP-347/BL/2012. The party which is considered a related party is a person or entity that is related to the entity that is preparing its financial statements.

Under the Regulation of Bapepam-LK No. VIII.G.7, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by the government. Government in this context is the Minister of Finance or the Local Government, as the shareholder of the entity.

Key management personnel are identified as the persons having authority and responsibility for planning, directing, and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Group. The related party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

d.	Business combinations and goodwill

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed, and the equity instruments issued in exchange for control of the acquiree. For each business combination, non-controlling interest is measured at fair value or at the proportionate share of the acquiree’s identifiable net assets. The measurement basis is selected on a transaction-by-transaction basis. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill is initially measured at cost, which represents the excess of the aggregate consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the acquired net assets exceeds the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

When the determination of consideration from a business combination includes contingent consideration, it is measured at its fair value on acquisition date. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss when adjustments are recorded outside the measurement period. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments made against goodwill. A measurement period adjustments refers to adjustments arising from additional information obtained during the measurement period, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

d.	Business combinations and goodwill (continued)

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group shall report in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Group shall retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period ends immediately after the Company receives the information about the facts and circumstances that existed at the acquisition date or learns that additional information cannot be obtained. However, the measurement period must not exceed one year from the date of acquisition.

In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss.

Based on PSAK 338: Business Combination of Entities Under Common Control, the transfer of assets, liabilities, shares or other ownership instruments among the companies under common control would not result in a gain or loss for the Company or individual entity in the same group. Since the restructuring transaction between entities under common control does not result in a change of the economic substance of the ownership of assets, liabilities, shares, or other instruments of ownership, which are exchanged, assets or liabilities transferred are recorded at book value using the pooling-of-interests method.

In applying the pooling-of-interests method, the components of the financial statements for the period during the restructuring occurred must be presented in such a manner as if the restructuring has occurred since the beginning of the earliest period presented. The excess of consideration paid or received over the carrying value of interest acquired, net of income tax, is directly recognized to equity and presented as “Additional Paid-in Capital” under the equity section of the consolidated statements of financial position.

At the initial application of PSAK 338, all balances of the Difference In Value of Restructuring Transactions of Entities under Common Control was reclassified to “Additional Paid-in Capital” in the consolidated statements of financial position.

e.	Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise cash in banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group’s cash management.

Time deposits with maturities of more than three months but not more than one year are  presented as part of “Other current financial assets” in the consolidated statements of financial position.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

f.	Inventories

Inventories consist of Subscriber Identification Module ("SIM") cards, and prepaid vouchers which are expensed upon sale.

Inventories are valued at the lower of cost and net realizable value. Net realizable value is determined by either estimating the selling price in the ordinary course of business, less estimated cost to sell or determining the prevailing replacement costs.

The costs of inventories consist of the purchase price, import duties, other taxes, transport, handling, and other costs directly attributable to their acquisition.

Cost is determined using the weighted average method.

The amounts of any write-down of inventories below cost to net realizable value and all losses  of inventories are recognized as an expense in the period in which the write-down or loss occurs.  The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of general and administrative expenses in the year in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these inventory items.

g.	Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method. Prepaid expenses are presented in the consolidated statements of financial position as part of other current assets and other non-current assets.

h.	Intangible assets

Intangible assets are recognized if it is highly probable that the expected future economic benefits that are attributable to each asset will flow to the Group, and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment losses (if any). Intangible assets are amortized over their estimated useful lives. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of the reporting period. The Group estimates the recoverable value of its intangible assets. When the carrying amount of an intangible asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

Intangible assets except goodwill, are amortized using the straight-line method, based on the estimated useful lives of the intangible assets as follows:

Years
Software	3-6
License	3-20
Other intangible assets	3-30

Intangible assets are derecognized on disposal, or when no further economic benefits are  expected, either from further use or from disposal. The difference between the carrying amount  and the net proceeds received from disposal is recognized in the consolidated statements of profit or loss and other comprehensive income.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

i.	Property and equipment

Property and equipment are stated at cost less accumulated depreciation, and impairment losses, (if any).

The cost of an item of property and equipment includes: (a) purchase price; (b) any costs directly attributable to bringing the asset to its location and condition; and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

Property and equipment, except land rights, are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	15-50
Leasehold improvements	2-10
Switching equipment	3-15
Telegraph, telex, and data communication equipment	5-15
Transmission installation and equipment	3-40
Satellite, earth station, and equipment	3-20
Cable network	5-25
Power supply	3-20
Data processing equipment	3-20
Vehicles	4-8
Other telecommunication peripherals	5
Office equipment	2-5
Other equipment	2-5

Significant expenditures related to leasehold improvements are capitalized and depreciated over the lease term.

The depreciation method, useful life, and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate. The residual value of an asset is the estimated amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset is already of the age and in the condition expected at the end of its useful life.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair value unless, (i) the exchange transaction lacks commercial substance; or (ii) the fair value of neither the asset received, nor the asset given up is measured reliably.

Major spare parts and standby equipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated statements of financial position and the  resulting gains or losses on the disposal or sale of the property and equipment are recognized in  the consolidated statements of profit or loss and other comprehensive income.

Certain computer hardware cannot be used without the availability of certain computer software.  In such circumstance, the computer software is recorded as part of the computer hardware. If the computer software is independent from its computer hardware, it is recorded as part of intangible assets.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

i.	Property and equipment (continued)

The cost of maintenance and repairs are charged to the consolidated statements of profit or loss and other comprehensive income as incurred. Significant renewals and improvements are capitalized to related property and equipment account.

Property under construction is stated at cost less impairment (if any), until the construction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period and until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed, and the asset is ready for its intended use or sale.

j.	Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The lease term corresponds to the non-cancellable period of each contract, except in cases where the Group is reasonably certain of exercising renewal options contractually foreseen.

The Group has made use of the package of practical expedients available within PSAK 116, which among other things:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
●	the accounting for operating leases with a remaining lease term of less than 12 months as short-term leases;
●	the exemption of initial direct costs for the measurement of the right-of-use asset (“ROU”) as short-term leases;
●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease;
●	not separating non-lease components from lease components, and instead, account for both as a single lease component; and
●	not recognizing a lease liability and a ROU asset for leases where the underlying assets are low-value assets (i.e. underlying assets with a maximum value of US$5,000 or Rp50 million when it is new).

The Group applies the definition of a lease and related guidance set out in PSAK 116 to all lease contracts.

i.	The Group as lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and ROU assets representing the right to use the underlying assets.

The Group recognizes ROU assets at the commencement date of the lease. ROU assets are measured at cost, less any accumulated amortization and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, restoration costs and lease payments made at or before the commencement date less any lease incentives received.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

j.	Leases (continued)

i.	The Group as lessee (continued)

ROU assets are amortized on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Years
Land rights	1-33
Buildings	1-30
Transmission installation and equipment	1-25
Vehicles	1-6
Others	1-6

If ownership of the ROU asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated  useful life of the asset. The ROU assets are subject to impairment in accordance with  PSAK 236: Impairment of Assets.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments, or a change in the assessment of an option to purchase the underlying asset.

Short-term leases with a duration of less than 12 months and low-value assets leases, as well as those lease elements, partially or totally not complying with the principles of recognition defined by PSAK 116 will be treated similarly to operating leases. The Group will recognize those lease payments on a straight-line basis over the lease term in the consolidated statements of profit or loss and other comprehensive income.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

j.	Leases (continued)

ii.	The Group as lessor

Under PSAK 116, a lessor continues to classify leases as either finance leases or operating leases and account for those two types of leases differently. Leases in which the Group transfers substantially all the risks and rewards incidental to ownership of an asset are classified as finance leases, otherwise it will be classified as operating leases. Lease classification is made at the inception date and is reassessed only if there is a lease modification.

At the commencement date, the Group recognizes assets held under a finance lease at an amount equal to the net investment in the lease and present it as finance lease receivable. The net investment in the lease includes fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and residual value guarantees provided to the lessor by the lessee. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the lessee and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.

As required by PSAK 109, an allowance for expected credit loss has been recognized on the finance lease receivables and presented under “Other receivables” (Note 8).

Rental income arising from operating leases is accounted for on a straight-line basis over the lease terms and is included in revenue in the consolidated statements of profit or loss and other comprehensive income due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the underlying asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

If an arrangement contains lease and non-lease components, the Group applies PSAK 115 Revenue from Contracts with Customers to allocate the consideration in the contract. Revenue arising from operating lease is recorded as revenue from lessor transactions (Note 2n).

k.	Deferred charges - land rights

Costs incurred to process the initial legal land rights are recognized as part of the property and equipment and are not amortized. Costs incurred to process the extension or renewal of legal land rights are deferred and amortized using the straight-line method over the shorter of the legal term of the land rights or the economic life of the land.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

l.	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

Fees paid on obtaining loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilities will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facilities to which it relates.

m.	Foreign currency translations

Transactions in foreign currencies are translated into Indonesian Rupiah at the Reuters’ mid rates of exchange prevailing at transaction date. At the consolidated statements of financial position dates, monetary assets and liabilities denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statements of financial position dates, as follows (in full amount):

	September 30, 2025		December 31, 2024
	Buy	Sell	Buy	Sell
British Pound (“GBP”) 1	22,399	22,415	20,198	20,212
United States Dollar (“US$”) 1	16,661	16,672	16,090	16,100
Australian Dollar (“AU$”) 1	11,007	11,019	9,995	10,009
Singapore Dollar (“SGD”) 1	12,920	12,933	11,815	11,829
New Taiwan Dollar (“TWD”) 1	546.75	547.26	490.07	490.52
Euro (“EUR”) 1	19,581	19,596	16,761	16,775
Japanese Yen ("JPY") 1	112.66	112.76	103.02	103.11
Malaysian Ringgit ("MYR") 1	3,957	3,965	3,591	3,601
Hong Kong Dollar (“HKD”) 1	2,141	2,143	2,072	2,074
Myanmar Kyat (“MMK”) 1	7.91	7.96	7.64	7.69

The result of foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statements of profit or loss and other comprehensive income of the current period, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2i).

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

n.	Revenue and expense recognition

Revenue from contract with customers

PSAK 115 establishes a comprehensive framework to determine how, when, and how much revenue is to be recognized. The standard provides a single principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. The standard also provides specific guidance requiring certain types of costs to obtain and/or fulfill a contract to be capitalized and amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the capitalized cost relates.

Below is the summary of the Group’s revenue recognition accounting policy for each revenue stream:

i.	Mobile

Revenue from mobile primarily comprises of revenue from cellular service which among others: telephone service, interconnection service, internet and data service and Short Messaging Services (“SMS”) service. Those services are offered on postpaid or prepaid basis.

For prepaid services, initial package sales (also known as SIM cards and initial charging vouchers) and top-up vouchers are initially recognized as contract liabilities. The Group recognizes contract assets for the services from postpaid customers that have not been billed.

All mobile services revenues are recognized based on output method, either per actual usage or allowance unit used (if the services are sold in plan basis), because the customer simultaneously receives and consumes the benefits provided by the Group.

For services sold in bundled plan, total consideration is allocated to performance obligations based on stand-alone selling price for each of the product and/or service. The Group estimates the stand-alone selling price using the price enacted if the services are sold on a stand-alone basis. Most bundled plans sold by the Group only include services which are generally satisfied over the same period of time. Therefore, the revenue recognition pattern is generally not impacted by the allocation.

The consideration that is received is allocated between the telecommunication services sold and the points issued, with the consideration allocated to points that are equal to its fair value. The fair value of the points that are issued is deferred and recognized as revenue when the points are redeemed, expired, or when the program is terminated.

ii.	Consumer

Revenue from consumer primarily comprises of revenue from IndiHome services. Revenues from IndiHome service are derived from customer who subscribes to internet services or to bundled package with combination of consumer service (i.e. telephone, internet and data, and paid TV). Those services are offered on a postpaid basis and billed in the following month. The Group applies terms and conditions that requires the customer to pay substantive early termination penalty if the customer’s contract is ended at the customer’s request and/or fault within the first 12 months after the service is activated. After the initial 12-month period, the customer can decide to stop subscribing in accordance with the applicable terms and conditions without incurring any penalties. In accordance with PSAK 115, the contract period is 12 months, which is then followed by a monthly contract.

All consumer services are recognized using the output method based on the customer's actual usage or time elapsed basis as the customer simultaneously receives and consumes the benefits provided by the Group.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

n.	Revenue and expense recognition (continued)

Revenue from contract with customers (continued)

ii.	Consumer (continued)

Customers are required to pay an upfront fee at the commencement of the contract. The upfront fee is considered to be a material right because the customer is not required to pay an upfront fee when the customer renews the service beyond the original contract period. The Group values the renewal option in the amount of the consideration received from the upfront fee for the installation service. The Group defers the amount of renewal option as contract liabilities and recognizes it as revenue on a straight-line basis over the expected customer life. The Group estimates the expected customer life based on the historical information and customer trends and updates the evaluation on an annual basis.

iii.	Enterprise

Revenue from enterprise customers primarily comprises of revenue from providing telephone service, internet and data, information technologies, and other services (e.g. manage service, call center service, e-health, e-payment, and others). Some of the contracts with enterprise customers are bespoke in nature.

Revenues from enterprise customers are recognized overtime using output method based on actual usage or time elapsed if the provision of service does not depend on usage (i.e. minute of voice, kilobyte of data, etc.), except for sales of goods which are recognized at a point in time, because the customer simultaneously receives and consumes the benefits provided by the Group. Revenues for performance obligations that are satisfied at a point in time is recognized when control of goods is transferred to the customer, typically when the customer has physical possession of the goods.

Some of the arrangements in enterprise customers are offered as bundled arrangements. For bundled arrangements, the product and/or service in the contract is accounted for as a single performance obligation when it is separately identifiable from other promises in the contract and the customer can benefit from the product/service on its own. The total consideration is allocated to each distinct performance obligation that has been included in the contract, based on its stand-alone selling price. The stand-alone selling price is determined according to the observable prices at which individual product and/or service are sold separately, adjusted for market conditions and normal discounts as appropriate. Alternatively, when the observable prices are not available, the expected cost-plus margin approach is used to determine the stand-alone selling prices.

Certain contracts with enterprise customers may give rise to variable consideration as the contract price depends on a future event (e.g. usage based contract or revenue-share based contract). In estimating the variable consideration, the Group is required to use either the expected value method or the most likely amount method based on the method that better predicts the amount of consideration to which it will be entitled. The Group determines that the most expected value method is the appropriate method to use in estimating the variable consideration for a single contract with a large number of possible outcomes.

Before including any amount of variable consideration in the transaction price, the Group considers whether the amount of variable consideration is constrained. The Group determines that the estimates of variable consideration are not constrained based on its historical experience, business forecast, and the current economic conditions and only includes variable consideration to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

n.	Revenue and expense recognition (continued)

Revenue from contract with customers (continued)

iii.	Enterprise (continued)

When another party is involved in providing products and/or services to a customer, the Group is the principal if it controls the specified products and/or services before those products and/or services are transferred to the customer. Revenues are recorded on the net amount that has been retained (the amount paid by the customer less the amount paid to the suppliers), when, in substance, the Group has acted as agent and earned commission from the suppliers of the products and/or services sold.

iv.	Wholesale and International Business (“WIB”)

Revenue from WIB is mainly comprises of interconnections service for interconnection of other telecommunications carriers’ subscriber calls to the Group’s subscribers (incoming call) and calls between other telecommunications carriers subscribers through the Group’s network (transit) and network service with other telecommunications carriers. All of these services are recognized based on the output method using the basis of the actual recorded traffic for the month.

Contract assets

A contract asset is initially recognized for revenue earned from delivery of goods or services because the receipt of consideration is conditional on certain milestones or upon completion of the project. Upon completion of the milestones or the project, the amount recognized as contract assets is reclassified to trade receivables.

Contract assets are subject to impairment assessment.

Contract liabilities

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

Incremental cost of obtaining and cost of fulfilling contract

The incremental costs of obtaining/fulfilling contracts with customers, which principally are comprised of sales commissions and contract fulfilment costs, are initially recognized on the consolidated statements of financial position as contract costs. These costs are subsequently amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services. Costs that do not qualify as costs of obtaining/fulfilling contract with customers are expensed as incurred or in accordance with other relevant standards.

At the end of each reporting year, the Group evaluates whether there is an indication that capitalized contract costs may be impaired. An impairment exists when the carrying amount of the contract costs exceeds the amount expected to be received in exchange for goods and services. When impairment exists, an impairment loss is recognized in consolidated statements of profit or loss and other comprehensive income.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

n.	Revenue and expense recognition (continued)

Revenue from lessor transactions

Revenue from lessor transactions comprises of revenue from telecommunication tower operating leases and other rental. Rental income is recognized on a straight-line basis over the lease term and is included in revenue in the statement of profit or loss due to its operating nature.

Expenses

Expenses are recognized as they are incurred.

o.	Employee benefits

i.	Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognized as expense on undiscounted basis when employees have rendered service to the Group.

ii.	Post-employment benefit plans and other long-term employee benefits

Post-employment benefit plans consist of funded and unfunded defined benefit pension plans, defined contribution pension plan, other post-employment benefits, post-employment health care benefit plan, defined contribution health care benefit plan and obligations under the Labor Law.

Other long-term employee benefits consist of Long Service Awards (“LSA”), Long Service Leave (“LSL”), and pre-retirement benefits.

The cost of providing benefits under post-employment benefit plans and other long-term employee benefits calculation is performed by an independent actuary using the projected unit credit method.

The net obligations in respect of the defined pension benefit plans and post-retirement health care benefit plan are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there are no deep markets for high quality corporate bonds.

Plan assets are assets owned by defined benefit pension plan and post-retirement health care benefits plan as well as qualifying insurance policy. The assets are measured at fair value as of reporting dates. The fair value of qualifying insurance policy is deemed to be the present value of the related obligations (subject to any reduction required if the amounts receivable under the insurance policies are not recoverable in full).

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

o.	Employee benefits (continued)

ii.	Post-employment benefit plans and other long-term employee benefits (continued)

Remeasurement, comprising of actuarial gains and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)) are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized immediately in profit or loss on the earlier of:

(a)	the date of plan amendment or curtailment; and
(b)	the date that the Group recognized restructuring-related costs.

Net interest is calculated by applying the discount rate to the net defined benefit liabilities or assets.

Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part, or all of the benefits provided under a defined benefit plan (other than the payment of benefit in accordance with the program and included in the actuarial assumptions).

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such, are included in “personnel expenses” as they become payable.

The Group attributed benefits under the defined benefit plan’s benefit formula to periods of service from the date when employee service first leads to benefits under the plan until the date when further employee service will lead to no material amount of further benefits under the plan.

iii.	Early retirement benefit

Early retirement benefits are accrued at the time the Group makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary resignation. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

p.	Taxes

Income tax

Current and deferred income taxes are recognized as income or expense and included in the consolidated statements of profit or loss and other comprehensive income, except to the extent that the income tax arises from a transaction or event which is recognized directly in equity, in which case, the income tax is recognized directly in equity.

Current income tax assets and liabilities are measured at the amounts expected to be recovered or paid by using the tax rates and tax laws that have been enacted or substantively enacted at each reporting date. Management periodically evaluates positions taken in Annual Tax Returns ("Surat Pemberitahuan Tahunan"/"SPT Tahunan") with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the Tax Authorities.

Tax assessments

Amendment to taxation obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or, if appealed against, when the results of the appeal have been determined. The additional taxes and penalty imposed through SKP are recognized as revenue or expense in the current year profit or loss, unless objection/appeal is taken. The additional taxes and penalty imposed through SKP are deferred as long as they meet the asset recognition criteria.

Deferred tax

The Group recognizes deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Group also recognizes deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced if it is no longer probable that sufficient taxable profit will be available to compensate part, or all of the benefits of deferred tax assets. Unrecognized deferred tax assets are re-assessed at each reporting date and recognized if it is probable that future taxable profits will be available for recovery. Tax deductions arising from the reversal of deferred tax assets are excluded from estimates of future taxable income.

Deferred tax transactions which are recognized outside profit or loss. Therefore, deferred taxes on these transactions are recognized either in other comprehensive income or recognized directly in equity.

Deferred tax assets and liabilities are offset in the consolidated statements of financial position, if and only if it has a legally enforceable right to set off current tax assets and liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same Tax Authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be recovered or settled.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

p.	Taxes (continued)

Value added tax (“VAT”)

Revenues, expenses and assets are recognized net of the VAT amount except:

i.	VAT arising from the purchase of assets or services that cannot be credited by the Tax Office, which VAT is recognized as part of the acquisition cost of the asset or as part of the applied expenses; and
ii.	Receivables and payables are presented including the amount of VAT.

Uncertainty over income tax treatments

ISAK 123: Uncertainty Over Income Tax Treatments stated that the recognition and measurement of tax assets and liabilities that contain uncertainty over income tax are determined by considering whether to be treated separately or together, the assumptions used in the examination of tax treatments by the Tax Authorities, consideration the probability that the Tax Authorities will accept uncertain tax treatment and re-consideration or estimation if there is a change in facts and circumstances.

If the acceptance of the tax treatment by the Tax Authorities is probable, the measurement is in line with income tax fillings. If the acceptance of the tax treatment by the Tax Authorities is not probable, the Group measures its tax balances using the method that provides the better prediction of resolution (i.e. most likely amount or expected value).

Final tax

Indonesian tax regulations impose final tax on several types of transactions based on the gross value of the transaction. Therefore, final tax which is charged based on such transaction remains subject to tax even though the taxpayer incurred a loss on the transaction.

The final tax is scoped out from PSAK 212: Income Tax. Final tax on construction services and leases are presented as part of “other income - net”.

q.	Financial instruments

The Group classifies financial instruments into financial assets and financial liabilities. A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i.	Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, and subsequently measured at amortized cost, fair value through OCI (“FVTOCI”), and fair value through profit or loss (“FVTPL”).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group  has applied the practical expedient are measured at the transaction price determined under PSAK 115.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

q.	Financial instruments (continued)

i.	Financial assets (continued)

Initial recognition and measurement (continued)

In order for a financial asset to be classified and measured at amortized cost or FVTOCI, it needs to give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding. This assessment is referred to as the solely payments of principal and interest test and is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

(a)	Financial assets at amortized cost (debt instruments)

The Group measures financial assets at amortized cost if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired. The Group’s financial assets at amortized cost consist of cash and cash equivalents, other current financial assets, trade and other receivables, and other non-current assets.

(b)	Financial assets at FVTOCI with recycling of cumulative gains and losses (debt instruments)

The Group measures debt instruments at FVTOCI if both of the following conditions are met:

●	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling; and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For debt instruments at FVTOCI, interest income, foreign exchange revaluation, and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

q.	Financial instruments (continued)

i.	Financial assets (continued)

Subsequent measurement (continued)

(c)	Financial assets designated at FVTOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at FVTOCI when they meet the definition of equity under PSAK 232, Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to consolidated statements of profit or loss and other comprehensive income. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVTOCI are not subject to impairment assessment. The Group’s financial assets at this category consists of long-term investments in financial instruments.

(d)	Financial assets at FVTPL

Financial assets at FVTPL include financial assets held for trading, financial assets designated upon initial recognition at FVTPL, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at FVTPL, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at FVTOCI, as described above, debt instruments may be designated at FVTPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at FVTPL are carried in the consolidated statements of financial position at fair value with net changes in fair value recognized in the consolidated statements of profit or loss and other comprehensive income. The Group’s financial assets at FVTPL consists of other long-term investments in financial instruments and other current financial assets.

Expected credit losses (“ECL”)

The Group recognizes an allowance for ECL for all debt instruments not held at FVTPL. ECL are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

q.	Financial instruments (continued)

i.	Financial assets (continued)

Expected credit losses (“ECL”) (continued)

ECL are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECL are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECL. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECL at each reporting date. The Group has established an allowance for expected credit loss methodology that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. Trade receivables are written-off when there is a low possibility of recovering the contractual cash flow, after all collection efforts have been done and have been fully provided for allowance.

ii.	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loan and borrowings and payables, net of directly attributable transaction costs.

The Group classifies its financial liabilities as: (i) financial liabilities at FVTPL or (ii) financial liabilities measured at amortized costs.

The Group’s financial liabilities include trade and other payables, accrued expenses, customer deposits, interest-bearing loans, and lease liabilities. Interest-bearing loans consist of short-term bank loans, bonds, and long-term bank loans.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

q.	Financial instruments (continued)

ii.	Financial liabilities (continued)

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

(a)	Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

Financial liabilities designated upon initial recognition at FVTPL are designated at the initial date of recognition, and only if the criteria in PSAK 109 are satisfied. The Group has not designated any financial liability as at FVTPL.

(b)	Financial liabilities measured at amortized cost

This is the category most relevant to the Group. After initial recognition, interest-bearing loans and other borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss. This category generally applies to interest-bearing loans and other borrowings. For more information, refer to Note 19.

iii.	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the assets and settle the liabilities simultaneously. The right of offset must not be contingent on a future event and must be legally enforceable in all of the following circumstances:

(a)	the normal course of business;
(b)	the event of default; and
(c)	the event of insolvency or bankruptcy of the Group and all of the counterparties.

iv.	Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Group transfers substantially all the risks and rewards of ownership of the financial asset.

The Group derecognizes a financial liability when the obligation specified in the contract is discharged or cancelled or has expired.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

r.	Treasury stock

Reacquired Company’s shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction in equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. No gain or loss is recognized in profit or loss on the acquisition, resale, issuance, or cancellation of the Group’s equity instruments. Any difference between the carrying amount and consideration from future re-sale of treasury stocks, is recognized as part of additional paid-in-capital in the equity.

s.	Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend is recognized as a liability based on the Board of Directors’ decision supported by the approval from the Board of Commissioners.

t.	Basic earnings per share and earnings per ADS

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying the basic earnings per share by 100, the number of shares represented by each ADS.

u.	Segment information

The Group's segment information is presented based upon identified operating segments. An operating segment is a component of an entity:

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) i.e., the Directors, to make decisions about resources to be allocated to the segment and assess its performance; and
iii.	for which discrete financial information is available.

v.	Provisions

Provisions are recognized when the Group has present obligations (legal or constructive) arising from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and the amount can be measured reliably.

Provisions for onerous contracts are recognized when the contract becomes onerous for the lower of the cost of fulfilling the contract and any compensation or penalties arising from failure to fulfill the contract.

w.	Impairment of non-financial assets

At the end of each reporting period, the Group assesses whether there is an indication that an non-financial assets may be impaired. These assets include property and equipment, current assets, and other non-current assets, including intangible assets. If such indication exists, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the Cash-Generating Unit (“CGU”) to which the asset belongs (“the asset’s CGU”).

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

w.	Impairment of non-financial assets (continued)

The recoverable amount of an asset (either individual asset or CGU) is the higher of the asset’s fair value less costs to sell and its value in use (“VIU”). Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs to sell, recent market transaction prices are taken into account, if available. If no such transactions can be identified, the Group uses an appropriate valuation model to determine the fair value of the asset. These calculations are corroborated by multiple valuations or other available fair value indicators.

Impairment losses of continuing operations are recognized in the consolidated statements of profit or loss and other comprehensive income.

At the end of each reporting period, the Group assesses whether there is any indication that previously recognized impairment losses for an asset, other than goodwill, may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset, other than goodwill, is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in consolidated statements of profit or loss and other comprehensive income.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment loss relating to goodwill cannot be reversed in future periods.

x.	Current and non-current classifications

The Group presents assets and liabilities in the statement of financial position based on current/ non-current classification. An asset is presented as current when it is:

i.	expected to be realized or intended to be sold, or consumed in the normal operating cycle;
ii.	held primarily for the purpose of trading;
iii.	expected to be realized within twelve months after the reporting period; or
iv.	cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Assets which do not meet above criteria are classified as non-current assets.

A liability is presented as current when:

i.	it is expected to be settled in the normal operating cycle;
ii.	it is held primarily for the purpose of trading;
iii.	it is due to be settled within twelve months after reporting period;
iv.	there is no right by the end of reporting period to defer the settlement of the liability for at least twelve months after the reporting period.

The terms of liability that could, at the option of counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Liabilities which do not meet above criteria are classified as long-term liabilities.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

y.	Significant accounting judgements, estimates and assumptions

The preparation of the Group's consolidated financial statements requires management to make judgements, estimates, and assumptions that affect the reporting amounts of revenue, expenses, assets and liabilities, and the accompanying disclosures, and disclosures of contingent liabilities, at the end of the reporting period.

Uncertainty about these assumptions and estimates can produce results that require a material adjustment to the carrying amounts of assets and liabilities affected in the coming periods.

i.	Judgements

The following judgements were made by management in applying the Group's accounting policies that have the most significant influence on the amounts recognized in the consolidated financial statements:

Income taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income could necessitate future adjustments to tax income and expense already recorded. Judgement is also involved in determining the provision for corporate income tax. There are certain transactions and computation for which the ultimate tax determination is uncertain during the ordinary course of business.

The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made.

ii.	Estimates and assumptions

Estimates and assumption are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a)	Retirement benefits

The present value of the retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate and return on investment (“ROI”). Any changes in these assumptions will impact the carrying amount of the retirement benefit obligations.

The Group determines the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Group considers the interest rates of Government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligations.

If there is an improvement in the ratings of such Government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefit obligations.

Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 30 and 31.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

y.	Significant accounting judgements, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(b)	Useful lives of property and equipment

The Group estimates the useful lives of its property and equipment based on expected asset utilization, considering strategic business plans, expected future technological developments, and market behavior. The estimates of useful lives of property and equipment are based on the Group’s collective assessment of industry practice, internal technical evaluation, and experience with similar assets.

The Group reviews its estimates of useful lives at least each financial year-end and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence, and legal or other limitations on the continuing use of the assets. The amounts of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the property and equipment is a change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods.

(c)	Determining the lease term of contracts with renewal and termination options - Group as lessee

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has several lease contracts that include extension and termination options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate.

(d)	Allowance for expected credit losses for financial assets

The Group applies a simplified approach in calculating ECLs for trade receivables and contract assets. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. For other receivables, the Group assesses whether there is objective evidence that other receivables have been impaired at the end of each reporting period.

The Group has established an allowance for expected credit losses methodology for trade receivables and contract assets that is based on its historical credit loss experience and latest supportable data to better reflect the current change in circumstances, adjusted for forward-looking factors specific to the debtors, and the economic environment. Methods and approaches will continue to be monitored and updated if additional reasonable and supportable data and information are available.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

y.	Significant accounting judgements, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(e)	Revenue

(i)	Critical judgements in determining the performance obligation, timing of revenue recognition and revenue classification

The Group provides information technology services that are bespoke in nature. Bespoke products consist of various goods and/or services bundled together in order to provide integrated solution services to customers. In addition to the bespoke service, the Group also provides multiple standard products as bundling product in contract with customer. Significant judgement is required in determining the number and nature of performance obligations promised to customers in those contracts. The number and nature of performance obligations will determine the timing of revenue recognition for such contract.

The Group reviews the determination of performance obligations on a contract-by-contract basis. When a contract consisting of several goods and/or service is assessed to have one performance obligation, the Group applies a single method of measuring progress for the performance obligation based on the measurement method that best depicts the economics of the contract, which in most cases is over time.

The Group also presents the revenue classification using consistent approach. When a contract consisting of several goods and/or service is assessed to have one performance obligation, the Group presents that performance obligations in one financial statement line items which best represent the main service of the Group, which in most cases is the internet, data communication and information technology services.

(ii)	Critical judgements in determining the stand-alone selling price

The Group provides wide array of products related to telecommunication and technology. To determine the stand-alone selling price for goods and/or services that do not have any readily available observable price, the Group uses the expected cost-plus margin approach. The Group determines the appropriate margin based on historical achievement.

(f)	Test for impairment of non-current assets and goodwill

The application of the acquisition method in a business combination requires the use of accounting estimates in allocating the purchase price to the fair market value of the assets and liabilities acquired, including intangible assets. Certain business acquisitions by the Group resulted goodwill, which is not amortized but is tested for impairment annually and every indication of impairment exists.

The calculation of future cash flows in determining the fair value of property and equipment and other non-current assets of the acquired entity at the acquisition date involves significant estimation. Although management believes that the assumptions used are appropriate, significant changes to those assumptions can materially affect the evaluation of recoverable amounts and may result in impairment according to PSAK 236.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

y.	Significant accounting judgements, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(g)	Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow (“DCF”) model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.

(h)	Acquisition

The Group evaluates each acquisition transaction to determine whether it will be treated as an asset acquisition or business combination. For transactions that are treated as an asset acquisition, the purchase price is allocated to the assets obtained, without the recognition of goodwill. For acquisitions that meet the business combination definition,  the Group applies the accounting for business acquisiton method for assets acquired and liabilities assumed which are recorded at fair value at the acquisition date, and the results of operations are included with the Group's results from the date of each acquisition.

Any excess from the purchase price paid for the amount recognized for assets acquired and liabilities incurred is recorded as goodwill. The Group continues to evaluate acquisitions that are counted as a business combination for a period not exceeding one year after the applicable acquisition date of each transaction to determine whether additional adjustments are needed to allocate the purchase price paid for the assets acquired and liabilities assumed. The fair value of assets acquired and liabilities incurred are usually determined using either an estimated replacement cost or a discounted cash flow valuation method. When determining the fair value of tangible assets acquired, the Group estimates the cost of replacing assets with new assets by considering factors such as the age, condition, and economic useful lives of the assets. When determining the fair value of the intangible assets obtained, the Group estimates the applicable discount rate and the time and amount of future cash flows, including the rates and terms for the extension and reduction.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

3.	CASH AND CASH EQUIVALENTS

		September 30, 2025		December 31, 2024
		Balance		Balance
		Currency	Rupiah	Currency	Rupiah
	Currency	(in million)	equivalent	(in million)	equivalent
Cash on hand	Rp	-	41	-	14
Cash in banks
Related parties
PT Bank Rakyat Indonesia (Persero) Tbk. (“BRI”)	Rp	-	3,490	-	3,278
	US$	242	4,027	229	3,678
	TWD	1	1	2	1
PT Bank Mandiri (Persero) Tbk. (“Bank Mandiri”)	Rp	-	4,388	-	4,715
	US$	73	1,208	45	718
	EUR	2	44	2	37
	JPY	6	1	6	1
	HKD	3	6	2	4
	AU$	0	1	0	0
PT Bank Negara Indonesia (Persero) Tbk. (“BNI”)	Rp	-	2,954	-	4,180
	US$	59	977	31	506
	SGD	0	0	0	0
	EUR	0	0	0	0
	GBP	0	1	0	1
	AU$	0	0	-	-
PT Bank Tabungan Negara (Persero) Tbk. ("BTN")	Rp	-	3,338	-	4,097
Others	Rp	-	59	-	51
	US$	0	0	0	0
Sub-total			20,495		21,267

Third parties
PT Bank Permata Tbk ("Bank Permata")	Rp	-	561	-	7
The Hongkong and Shanghai Banking Corporation Ltd. ("HSBC Hongkong")	US$	13	217	6	102
	HKD	25	53	9	19
DBS Bank (Hong Kong) Ltd. ("DBS Hong Kong")	US$	15	254	19	308
	HKD	0	1	0	1
PT Bank CIMB Niaga Tbk. (”Bank CIMB Niaga”)	Rp	-	165	-	181
	US$	3	46	2	40
Standard Chartered Bank ("SCB")	US$	5	89	7	108
	SGD	9	121	5	55
PT Bank Central Asia Tbk. (“BCA”)	Rp	-	108	-	131
	US$	0	2	0	3
	EUR	0	0	-	-
Others (each below Rp100 billion)	Rp	-	282	-	941
	US$	12	204	9	146
	TWD	24	13	28	14
	SGD	1	18	2	20
	AU$	0	3	0	3
	EUR	0	1	0	1
	MYR	3	11	1	7
	MMK	2	0	167	1
Sub-total			2,149		2,088

Total of cash in banks			22,644		23,355

Time deposits
Related parties
BTN	Rp	-	1,716	-	1,400
	US$	-	-	7	104
BNI	Rp	-	693	-	566
	US$	40	666	10	162
BRI	Rp	-	712	-	647
	US$	11	183	18	283
	TWD	10	6	6	3
PT Bank Syariah Indonesia Tbk. (“BSI”)	Rp	-	863	-	1,688
Bank Mandiri	Rp	-	62	-	97
Sub-total			4,901		4,950

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

3.CASH AND CASH EQUIVALENTS (continued)

		September 30, 2025		December 31, 2024
		Balance		Balance
		Currency	Rupiah	Currency	Rupiah
	Currency	(in million)	equivalent	(in million)	equivalent
Time deposits (continued)
Third parties
Bank Pembangunan Daerah ("BPD")	Rp	-	1,353	-	962
PT Bank Mega Tbk. (“Bank Mega”)	Rp	-	724	-	1,922
	US$	21	355	18	287
PT Bank Maybank Indonesia Tbk. ("Maybank")	Rp	-	384	-	254
	US$	7	117	26	418
PT Bank China Construction Bank Indonesia Tbk.
("CCB Indonesia")	Rp	-	185	-	-
	US$	13	208	10	153
PT Bank UOB Indonesia ("UOB Indonesia")	US$	12	207	16	259
	SGD	3	43	3	35
PT Bank Danamon Tbk. ("Bank Danamon")	Rp	-	131	-	133
	US$	-	-	3	48
Others (each below Rp100 billion)	Rp	-	235	-	757
	US$	1	13	22	352
	MYR	4	14	2	7
Sub-total			3,969		5,587

Total of time deposits			8,870		10,537
Allowance for expected credit losses			(1)		(1)
Total			31,554		33,905

Interest rates per annum on time deposits are as follows:

	September 30, 2025	December 31, 2024
Rupiah	0.53% - 7.25%	0.53% - 7.25%
Foreign currencies	2.10% - 5.25%	2.55% - 6.00%

The Group placed the majority of its cash and cash equivalents in state-owned banks (related party) because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

4.	OTHER CURRENT FINANCIAL ASSETS

		September 30, 2025		December 31, 2024
		Balance		Balance
		Currency	Rupiah	Currency	Rupiah
	Currency	(in million)	equivalent	(in million)	equivalent
Time deposits
Related parties
BRI	Rp	-	68	-	415
	US$	14	234	-	-
BTN	Rp	-	120	-	30
BSI	Rp	-	150	-	198
Others (each below Rp100 billion)	Rp	-	100	-	105
	US$	5	83	5	81
Third parties
United Overseas Bank Limited Singapore
("UOB Singapore")	US$	30	500	12	195
Standard Chartered Bank (Singapore) Limited
("SCB Singapore")	US$	9	150	-	-
Others (each below Rp100 billion)	Rp	-	-	-	3
Total time deposits			1,405		1,027

Escrow accounts
Related parties
Others (each below Rp100 billion)	Rp	-	107	-	144
	US$	-	4	0	5
Third parties
MUFG	Rp	-	100	-	-
Others	USD	5	86	1	14
Total escrow accounts			297		163

Mutual funds
Related parties
Others	Rp	-	95	-	89
Total mutual funds			95		89

Others	Rp	-	-	-	5
	MYR	0	0	0	1
Total others			-		6

Allowance for expected credit losses			(0)		(0)
Total			1,797		1,285

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	September 30, 2025	December 31, 2024
Rupiah	2.50% - 6.75%	2.50% - 7.25%
Foreign currencies	4.11% - 4.70%	4.57% - 4.61%

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

5.	TRADE RECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.	By debtor

(i)	Related parties

	September 30, 2025	December 31, 2024
State-owned enterprises	2,038	1,935
Indosat	772	738
PT Indonusa Telemedia ("Indonusa")	386	386
Others (each below Rp100 billion)	475	409
Total	3,671	3,468
Allowance for expected credit losses	(1,191)	(1,118)
Net	2,480	2,350

(ii)	Third parties

	September 30, 2025	December 31, 2024
Individual and business subscribers	14,555	13,613
Overseas international carriers	1,366	1,176
Total	15,921	14,789
Allowance for expected credit losses	(5,855)	(4,946)
Net	10,066	9,843

b.	By age

	September 30, 2025			December 31, 2024
		Allowance for	Expected		Allowance for	Expected
		expected	credit		expected	credit
	Gross	credit losses	loss rate	Gross	credit losses	loss rate
Not past due	6,611	436	6.6%	7,319	417	5.7%
Past due up to 3 months	4,057	597	14.7%	3,602	329	9.1%
Past due more than 3 to 6 months	1,724	427	24.8%	1,305	285	21.8%
Past due more than 6 months	7,200	5,586	77.6%	6,031	5,033	83.5%
Total	19,592	7,046		18,257	6,064

The Group has made allowance for expected credit losses based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history, adjusted for forward-looking factors specific from the customers and the economic environment. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of September 30, 2025 and December 31, 2024, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted to Rp6.371 billion and Rp5,291 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c.	By currency

	September 30, 2025	December 31, 2024
Rupiah	16,933	15,775
U.S. Dollar	2,448	2,180
Singapore Dollar	152	273
Others	59	29
Total	19,592	18,257
Allowance for expected credit losses	(7,046)	(6,064)
Net	12,546	12,193

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

5.	TRADE RECEIVABLES (continued)

d.	Movements in the allowance for expected credit losses

	September 30, 2025	December 31, 2024
Beginning balance	6,064	5,561
Allowance for expected credit losses	1,448	904
Receivables written-off	(466)	(401)
Ending balance	7,046	6,064

The receivables written-off relate to both related parties and third parties trade receivables. Management believes that the allowance for expected credit losses of trade receivables is adequate to cover losses on uncollectible trade receivables.

As of September 30, 2025 and December 31, 2024, certain trade receivables of the subsidiaries amounting to Rp2,137 billion and Rp2,137 billion, respectively, have been pledged as collateral under lending agreements (Notes 18 and 19b).

6.CONTRACT ASSETS

The breakdown of contract assets is as follows:

	September 30, 2025	December 31, 2024
Contract assets	2,342	2,603
Allowance for expected credit losses	(147)	(25)
Net	2,195	2,578
Current portion	(2,082)	(2,449)
Non-current portion	113	129

Management believes that the allowance for expected credit losses is adequate to cover losses on uncollectible contract assets.

Refer to Note 32 for details of related party transactions.

7.	INVENTORIES

Inventories, all recognized at net realizable value, consist of:

	September 30, 2025	December 31, 2024
SIM cards and prepaid vouchers	572	676
Others (each below Rp100 billion)	571	480
Total	1,143	1,156
Provision for obsolescence	(58)	(60)
Net	1,085	1,096

Management believes the provision is adequate to cover losses from the decline in inventory value due to obsolescence.

The inventories recognized as expenses included in operations, maintenance, and telecommunication service expenses in September 30, 2025 and 2024 amounted to Rp430 billion and Rp464 billion, respectively (Note 25).

There were no inventories pledged as collateral under lending agreements as of September 30, 2025 and December 31, 2024.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

8.	OTHER CURRENT ASSETS

The breakdown of other current assets is as follows:

	September 30, 2025	December 31, 2024
Prepaid frequency license fees – current portion (Note 35c.i)	3,809	6,245
Advances	592	451
Prepaid salaries	351	281
Other receivables	171	621
Others (each below Rp100 billion)	742	576
Total	5,665	8,174

9.	CONTRACT COSTS

Movements of contract costs for the nine months period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

	September 30, 2025
	Cost to obtain	Cost to fulfill	Total
At January 1, 2025	1,666	1,064	2,730
Addition during the period	388	436	824
Amortization during the period	(374)	-	(374)
Expense during the period	-	(632)	(632)
At September 30, 2025	1,680	868	2,548
Current	(467)	(654)	(1,121)
Non-current	1,213	214	1,427

	December 31, 2024
	Cost to obtain	Cost to fulfill	Total
At January 1, 2024	1,641	580	2,221
Addition current year	479	1,318	1,797
Amortization during the year	(454)	-	(454)
Expense during the year	-	(831)	(831)
Impairment	-	(3)	(3)
At December 31, 2024	1,666	1,064	2,730
Current	(407)	(727)	(1,134)
Non-current	1,259	337	1,596

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

10.	LONG-TERM INVESTMENTS

The breakdown of long-term investment is as follows:

	September 30, 2025	December 31, 2024
Financial instruments
At fair value through profit or loss:
Equity	6,745	7,797
Convertible bonds	358	377
At fair value through other comprehensive income:
Equity	27	27
Convertible bonds	41	24
	7,171	8,225
Associates
PT Jalin Pembayaran Nusantara ("Jalin")	101	110
Others	-	-
	101	110
Total long-term investments	7,272	8,335

Investments in equity at fair value through profit or loss are long-term investments in the form of shares in various start-up companies engaged in information and technology. The Group does not have significant influence in these start-up companies.

Investments in equity at fair value through profit or loss include:

(i)	Telkomsel's investment in PT GoTo Gojek Tokopedia Tbk. (“GOTO”).

As of September 30, 2025 and 2024, Telkomsel assessed the fair value of the investment in GOTO using level 1 based on GOTO’s market value of Rp54 per share and Rp66 per share, respectively. The total unrealized loss from changes in fair value of Telkomsel’s investment in GOTO for the nine months period ended as of September 30, 2025 and 2024 amounted to Rp380 billion and Rp474 billion, respectively. These amounts were presented as unrealized loss on changes in fair value of investments in the consolidated statements of profit or loss.

(ii)	Investments by MDI in several start-up entities engaged in the information and technology sector. The additional investments by MDI amounted to Rp101 billion during the period.

Investments in convertible bonds at fair value through profit or loss represent long-term investments owned by Telkomsel and MDI in the form of convertible bonds in various start-up companies engaged in information and technology. These convertible bonds provide the holders with an option to convert the bonds into shares upon maturity, in accordance with the agreed terms and conditions. In the event that the conversion option is not exercised, the bondholders are entitled to receive the principal repayment of the bonds.

The unrecognized share in losses in other investments cumulatively as of September 30, 2025 and 2024 was amounting to Rp328 billion and Rp315 billion, respectively.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

11.	PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

	December 31, 2024	Additions	Deductions	Reclassifications/ Translations	September 30, 2025
At cost:
Directly acquired assets
Land rights	1,981	-	-	4	1,985
Buildings	20,907	77	(1)	569	21,552
Leasehold improvements	1,795	7	(47)	99	1,854
Switching equipment	19,470	150	(1,551)	1,146	19,215
Telegraph, telex, and data communication
equipment	5	-	-	(3)	2
Transmission installation and equipment	182,170	884	(2,652)	5,520	185,922
Satellite, earth station, and equipment	14,795	65	(10)	316	15,166
Cable network	81,575	2,802	(5)	(97)	84,275
Power supply	25,604	320	(321)	1,274	26,877
Data processing equipment	21,940	145	(241)	1,224	23,068
Other telecommunication peripherals	12,238	769	-	(11)	12,996
Office equipment	2,719	109	(42)	(101)	2,685
Vehicles	530	1	(5)	40	566
Other equipment	60	2	-	8	70
Property under construction	2,930	10,115	(1)	(8,712)	4,332
Total	388,719	15,446	(4,876)	1,276	400,565

Accumulated depreciation:
Directly acquired assets
Buildings	7,461	460	(1)	188	8,108
Leasehold improvements	1,347	141	(47)	47	1,488
Switching equipment	14,795	1,247	(1,547)	60	14,555
Telegraph, telex, and data communication
equipment	4	-	-	(2)	2
Transmission installation and equipment	106,321	8,526	(2,630)	538	112,755
Satellite, earth station, and equipment	7,377	585	(10)	291	8,243
Cable network	23,797	3,007	(4)	163	26,963
Power supply	18,720	1,578	(303)	161	20,156
Data processing equipment	16,532	1,340	(241)	552	18,183
Other telecommunication peripherals	9,216	1,365	-	(2)	10,579
Office equipment	2,284	194	(42)	(198)	2,238
Vehicles	250	23	(5)	10	278
Other equipment	49	4	-	5	58
Total	208,153	18,470	(4,830)	1,813	223,606
Net book value	180,566				176,959

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

11.	PROPERTY AND EQUIPMENT (continued)

The details of property and equipment are as follows (continued):

	December 31, 2023	Acquisition	Additions	Deductions	Reclassifications/ Translations	December 31, 2024
At cost:
Directly acquired assets
Land rights	1,955	-	13	-	13	1,981
Buildings	19,596	-	221	(32)	1,122	20,907
Leasehold improvements	1,675	-	40	(94)	174	1,795
Switching equipment	19,636	-	228	(1,090)	696	19,470
Telegraph, telex, and data communication
equipment	1,583	-	-	(1,578)	-	5
Transmission installation and equipment	180,664	-	1,393	(9,972)	10,085	182,170
Satellite, earth station, and equipment	10,941	-	50	(114)	3,918	14,795
Cable network	76,769	314	4,731	(15)	(224)	81,575
Power supply	24,348	-	559	(730)	1,427	25,604
Data processing equipment	21,893	-	332	(1,577)	1,292	21,940
Other telecommunication peripherals	11,087	-	412	(4)	743	12,238
Office equipment	2,696	0	84	(74)	13	2,719
Vehicles	593	0	15	(42)	(36)	530
Other equipment	53	-	3	-	4	60
Property under construction	6,240	-	16,368	(31)	(19,647)	2,930
Total	379,729	314	24,449	(15,353)	(420)	388,719

Accumulated depreciation:
Directly acquired assets
Buildings	6,818	-	650	(27)	20	7,461
Leasehold improvements	1,312	-	128	(86)	(7)	1,347
Switching equipment	14,121	-	1,756	(1,088)	6	14,795
Telegraph, telex, and data communication
equipment	1,582	-	-	(1,578)	-	4
Transmission installation and equipment	104,347	-	11,713	(9,787)	48	106,321
Satellite, earth station, and equipment	6,726	-	719	(114)	46	7,377
Cable network	20,393	-	3,383	(15)	36	23,797
Power supply	17,387	-	2,014	(710)	29	18,720
Data processing equipment	16,149	-	2,031	(1,545)	(103)	16,532
Other telecommunication peripherals	7,700	-	1,517	(1)	-	9,216
Office equipment	2,136	-	278	(68)	(62)	2,284
Vehicles	256	-	38	(27)	(17)	250
Other equipment	47	-	4	-	(2)	49
Total	198,974	-	24,231	(15,046)	(6)	208,153
Net book value	180,755					180,566

The property and equipment group consists of (1) switching equipment; (2) telegraph, telex, and data communication equipment; (3) transmission installation and equipment; (4) satellite, earth station, and equipment; (5) cable network; (6) power supply; (7) data processing equipment; and (8) other telecommunication peripherals are the main telecommunication infrastructure of the Group.

a.	Gain on sale of property and equipment

	2025	2024
Proceeds from sale of property and equipment	2	706
Net book value	0	(49)
Gain on disposal or sale of property and equipment	2	657

b.	Others

(i)	During 2024, the CGUs that independently generate cash inflows are fixed wireline, cellular, and others. Management believes that there is no indication of impairment in the assets of such CGUs as of December 31, 2024.

(ii)	Interest capitalized to property under construction amounted to Rp4 billion and Rp75 billion for the nine months period ended September 30, 2025 and 2024, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged from 4.70% and 2.50% to 8.08% for the nine months period ended September 30, 2025 and 2024, respectively.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

11.	PROPERTY AND EQUIPMENT (continued)

b.	Others (continued)

(iii)	No foreign exchange loss was capitalized as part of property under construction for the nine months period ended September 30, 2025 and for the year ended December 31, 2024.

(iv)	During the nine months period ended September 30, 2025 and 2024, the Group obtained proceeds from the insurance claim on lost and damaged property and equipment, with a total value of Rp130 billion and Rp111 billion, respectively, and were recorded as part of “Other income - net” in the consolidated statements of profit or loss and other comprehensive income. During the nine months period ended September 30, 2025 and 2024, the net carrying values of these assets amounted to Rp95 billion and Rp97 billion, respectively, were charged to the consolidated statements of profit or loss and other comprehensive income.

(v)	The Group owns several pieces of land located throughout Indonesia with Right to Build (“Hak Guna Bangunan” or “HGB”) for a period of 10 to 50 years which will expire between 2025 and 2071. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(vi)	As of September 30, 2025 and December 31, 2024, the Group’s property and equipment excluding land rights, with a net carrying amount of Rp172,359 billion and Rp178,692 billion, respectively, were insured against fire, theft, earthquake and other specified risks, including business interruption. The total blanket policies as of September 30, 2025 and December 31, 2024, amounted to Rp43,021 billion and Rp44,143 billion, HKD12 million and HKD10 million, SGD215 billion and SGD215 million, and MYR62 million and MYRNil, respectively. The total policies for first loss basis as of September 30, 2025 and December 31, 2024, amounted to Rp2,751 billion and Rp2,750 billion, respectively. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

(vii)	As of September 30, 2025 and December 31, 2024, the percentage of completion of property under construction was approximately 54.57% and 53.29%, respectively, of the total contract value or Rp5,110 billion and Rp3,064 billion are recorded as expenditures in property under construction, respectively. The estimated completion dates are until March 2028 and December 2026, respectively. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network, and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(viii)	As of September 30, 2025 and December 31, 2024, all assets owned by the Company have been pledged as collateral for bonds (Note 19a) while certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp2,190 billion and Rp2,190 billion, respectively, have been pledged as collateral under borrowing agreements (Notes 18 and 19b).

(ix)	As of September 30, 2025 and December 31, 2024, the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp98,157 billion and Rp89,480 billion, respectively. The Group is currently conducting modernization of network assets to replace the fully depreciated property and equipment.

(x)	In 2025, the Company conducted an evaluation of the physical condition of its assets and recognized an accelerated depreciation of Rp771 billion for several types of assets that were assessed to no longer be optimally utilized.

(xi)	In 2024, the total fair values of land rights and buildings of the Group amounted to Rp53,262 billion.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

12.	LEASES

a.	The Group as a lessee

The Group leases several assets including land rights, building, transmission installation and equipment, vehicles, and others which used in operations, which generally have lease term between 1 and 33 years.

The carrying amounts of right-of-use assets recognized and the movements during the period are as follows:

	Land rights	Buildings	Transmission installation and equipment	Vehicles	Others	Total
As at January 1, 2024	4,691	582	15,868	522	921	22,584
Additions	1,725	198	7,337	241	920	10,421
Deductions and reclassifications	(167)	(0)	(409)	(4)	(16)	(596)
Depreciation expense	(1,074)	(192)	(3,699)	(266)	(268)	(5,499)
As at December 31, 2024	5,175	588	19,097	493	1,557	26,910
Additions	1,769	93	3,612	383	16	5,873
Deductions and reclassifications	(66)	15	(333)	(28)	2	(410)
Depreciation expense	(840)	(131)	(2,979)	(227)	(22)	(4,199)
As at September 30, 2025	6,038	565	19,397	621	1,553	28,174

The carrying amounts of the lease liabilities and the movements during the period are as follows:

	September 30, 2025	December 31, 2024

Beginning balance	23,959	20,425
Accretion of interest	1,095	1,335
Additions (Note 39a)	5,873	10,421
Deductions	(6,770)	(8,222)
Ending balance	24,157	23,959
Current	(6,125)	(5,491)
Non-current	18,032	18,468

The maturity analysis of lease payments is as follows:

	September 30, 2025	December 31, 2024

No later than a year	7,442	6,824
Later than 1 year and no later than 5 years	11,749	14,356
Later than 5 years	10,013	8,081
Total lease payments	29,204	29,261
Interest	(5,047)	(5,302)
Net present value of lease payments	24,157	23,959
Current	(6,125)	(5,491)
Non-current	18,032	18,468

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

12. LEASES (continued)

a.	The Group as a lessee (continued)

The Group also has certain leases with lease terms of twelve months or less and low-value leases. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases. There are no lease contracts with variable lease payments.

The following are the amounts recognized in profit or loss:

	2025	2024
Depreciation expense of right-of-use assets	4,199	4,110
Expense relating to short-term leases	2,856	2,600
Interest expense on lease liabilities	1,095	958
Expense relating to leases of low-value assets	8	4

b.	The Group as a lessor

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 28 years and with expiry dates between 2025 and 2039. Periods may be extended based on the agreement by both parties.

The minimum amount of future lease payments and receipts for operating lease agreements are as follows:

	September 30, 2025	December 31, 2024
No later than 1 year	3,092	6,222
Later than 1 year and no later than 5 years	10,288	8,502
Later than 5 years	4,943	3,518
Total	18,323	18,242

13.	OTHER NON-CURRENT ASSETS

The breakdown of other non-current assets is as follows:

	September 30, 2025	31 December, 2024
Claims for tax refund - net of current portion (Note 27b)	3,166	2,818
Prepaid frequency license fees -
net of current portion (Note 35c.i)	1,299	1,594
Prepaid expenses	1,085	1,056
Advances	513	205
Security deposits	295	234
Others (each below Rp100 billion)	293	301
Total	6,651	6,208

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

14.	INTANGIBLE ASSETS

The details of intangible assets are as follows:

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2025	1,474	20,531	647	1,703	24,355
Additions	-	2,043	35	6	2,084
Deductions	-	(1)	(1)	(3)	(5)
Reclassifications/translations	-	231	8	(1)	238
Balance, September 30, 2025	1,474	22,804	689	1,705	26,672
Accumulated amortization:
Balance, January 1, 2025	(479)	(13,086)	(277)	(1,071)	(14,913)
Amortization	-	(2,115)	(70)	(56)	(2,241)
Deductions	-	1	3	3	7
Reclassifications/translations	-	(259)	-	-	(259)
Balance, September 30, 2025	(479)	(15,459)	(344)	(1,124)	(17,406)
Net book value	995	7,345	345	581	9,266

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2024	1,492	21,642	550	1,694	25,378
Additions	-	3,415	94	9	3,518
Deductions	(18)	(4,489)	-	-	(4,507)
Reclassifications/translations	-	(37)	3	-	(34)
Balance, December 31, 2024	1,474	20,531	647	1,703	24,355
Accumulated amortization and
impairment losses:
Balance, January 1, 2024	(413)	(15,034)	(200)	(1,000)	(16,647)
Amortization	-	(2,515)	(76)	(71)	(2,662)
Impairment	(77)	-	-	-	(77)
Deductions	11	4,472	-	-	4,483
Reclassifications/translations	-	(9)	(1)	-	(10)
Balance, December 31, 2024	(479)	(13,086)	(277)	(1,071)	(14,913)
Net book value	995	7,445	370	632	9,442

(i)	Goodwill resulted from the acquisition by Mitratel, Metranet, Metra, Sigma, TDE, and Telkomsat amounted to Rp467 billion, Rp220 billion, Rp85 billion, Rp78 billion, Rp77 billion, and Rp68 billion, respectively.

(ii)	The remaining amortization periods of software for the periods ended September 30, 2025 and December 31, 2024 are from 1 to 6 years, respectively. The amortization expense is presented as part of “Depreciation and amortization expenses” in the consolidated statements of profit or loss and other comprehensive income.

(iii)	As of September 30, 2025 and December 31, 2024, the cost of fully amortized intangible assets that are still utilized in operations amounted to Rp9,176 billion and Rp8,345 billion, respectively.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

15.	TRADE PAYABLES

The breakdown of trade payables is as follows:
	September 30, 2025	December 31, 2024
Related parties
Purchases of equipment, materials, and services	281	378
Payables to other telecommunication providers	268	248
Sub-total	549	626

Third parties
Purchases of equipment, materials, and services	8,223	9,729
Payables to other telecommunication providers	2,832	2,350
Radio frequency usage charges, concession fees,
and Universal Service Obligation (“USO”) charges	2,702	2,631
Sub-total	13,757	14,710
Total	14,306	15,336

Trade payables by currency are as follows:
	September 30, 2025	December 31, 2024
Rupiah	12,253	13,217
U.S. Dollar	2,018	2,059
Others	35	60
Total	14,306	15,336

Terms and conditions of the above trade payables:

a.	The Group’s trade payables are non-interest bearing and normally settled within 1 year term.
b.	Refer to Note 32c for details on related party transactions.
c.	Refer to Note 37b.v for the Group’s liquidity risk management.

GSD, Telkom Akses, and Mitratel entered into supply chain financing with several banks. Those facilities can be used by the GSD, Telkom Akses and Mitratel's supplier to obtain payment of invoices that have been approved to be paid by the bank in accordance with certain terms and conditions. As of September 30, 2025 and December 31, 2024, the carrying amount of liabilities under supplier finance arrangement is as follows:

	September 30, 2025	December 31, 2024
Liabilities under supplier finance arrangement	235	475
Total amount of which the supplier has received payment
from finance provider	235	473

Range of payment due dates	1-3 month	1-3 month

There were no material business combinations or foreign exchange differences that would affect the liabilities under the supplier finance arrangement in either period. There were non-cash transfers from trade payables to liabilities under the supplier finance arrangement in September 30, 2025 and  December 31, 2024 amounted to RpNil and Rp115 billion, respectively.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

16.	ACCRUED EXPENSES

The breakdown of accrued expenses is as follows:

	September 30, 2025	December 31, 2024
Operation, maintenance,
and telecommunication services	6,262	6,424
General, administrative, and marketing expenses	3,400	3,665
Salaries and benefits	3,260	3,856
Interest and bank charges	159	247
Total	13,081	14,192

Refer to Note 32 for details of related party transactions.

17.CONTRACT LIABILITIES

The breakdown of contract liabilities is as follows:

a.	Current

	September 30, 2025	December 31, 2024
Advances from customers for Mobile	3,089	3,285
Advances from customers for Enterprise	2,462	2,306
Advances from customers for WIB	1,451	1,322
Advances from customers for Consumer	242	244
Advances from customers for others	634	581
Total	7,878	7,738

b.	Non-Current

	September 30, 2025	December 31, 2024
Advances from customers for WIB	879	948
Advances from customers for Consumer	568	602
Advances from customers for Enterprise	352	247
Advances from customers for others	664	687
Total	2,463	2,484

Refer to Note 32 for details of related party transactions.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

18.SHORT-TERM BANK LOANS

		September 30, 2025		December 31, 2024
		Outstanding		Outstanding
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
BNI	Rp	-	626	-	1,799
Bank Mandiri	Rp	-	444	-	3,755
BRI	Rp	-	200	-	-
Sub-total			1,270		5,554
Third parties
MUFG Bank ("MUFG")	Rp	-	3,605	-	1,805
PT Bank HSBC Indonesia ("HSBC")	Rp	-	2,132	-	2,440
PT Bank DBS Indonesia ("DBS")	Rp	-	419	-	440
PT Bank Maspion Indonesia Tbk. ("Bank Maspion")	Rp	-	79	-	167
Bank of China	Rp	-	-	-	1,000
UOB Indonesia	Rp	-	-	-	100
Others	Rp	-	19	-	19
	US$	3	45	-	-
Sub-total			6,299		5,971
Total			7,569		11,525

Other significant information relating to short-term bank loans as of September 30, 2025 is as follows:

	Borrower	Currency	Total facility (in billions)*	Maturity date	Interest rate	Interest rate per annum	Security**
BNI
2014	Sigma	Rp	150	January 9, 2026	Monthly	8.50%	Trade receivables and property and equipment
2017 - 2021	Infomedia, Metranet, Telkom Infra	Rp	1,135	February 18, 2026 - June 6, 2026	Monthly	1 month JIBOR + 1.75% - 2.50%	Trade receivables
Bank Mandiri
2020	Finnet	Rp	500	October 3, 2025	Monthly	1 month JIBOR + 1.30%	None
2021	Nutech	Rp	100	March 1, 2026	Monthly	9.00%	None
BRI
2025	Nutech	Rp	500	March 19, 2026	Monthly	7.00% - 7.20%	None
MUFG
2018 - 2019	Infomedia, Metra, GSD, Telkom Infra, Telkomsat	Rp	2,176	October 27 - 31, 2025	Monthly, Quarterly	1 month JIBOR + 0.25% - 0.80% 3 months JIBOR + 0.25% - 0.80%	None
2018 - 2024	Telkomsel, Mitratel	Rp	2,000	October 29 - 31, 2025	Monthly, Quarterly	5.50% - 6.25%	None
HSBC
2014	Sigma[a]	Rp	400	November 6, 2025	Monthly	Under BLR 7.40%	Trade receivables
2018 - 2023	Sigma, Metra, PINS, Metranet, Telkomsat, GSD, TDE	Rp	2,588	October 4, 2025 - August 10, 2026	Monthly, Quarterly	1 month JIBOR + 0.35% - 0.80% 3 months JIBOR + 2.00%	None
DBS
2018	Telkom Infra, Infomedia	Rp	440	October 31, 2025	Monthly	1 month JIBOR + 1.20%	None
Bank Maspion
2023	Metranet	Rp	170	October 26, 2025	Monthly	7.25%	None

* In original currency

**Refer to Note 5 and Note 11 for details of trade receivables and property and equipment pledged as collateral.

aUnsettled loan will be automatically extended.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

18.SHORT-TERM BANK LOANS (continued)

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as limitation that the Company must have a majority shareholding of at least 51% of the subsidiaries and must maintain certain level of financial ratios. As of December 31, 2024, the Group has complied with all covenants regarding these financial ratios, except for Sigma which its current ratio and debt service coverage ratio are still lower than required. As of December 31, 2024, the Group obtained waiver for loan amounting to Rp758 billion from HSBC for the non-fulfillment financial ratios in Sigma. The waiver from HSBC was received on December 18, 2024 and effective for the 12 months after reporting period. As of September 30, 2025, the Group has complied with all covenants regarding these financial ratios.

The credit facilities were obtained by the Group for working capital purposes.

19.	LONG-TERM LOANS

Current maturities of long-term loans consist of the following:

	Notes	September 30, 2025	December 31, 2024
Bonds	19a	-	2,347
Bank loans	19b	20,150	13,519
Total		20,150	15,866

Long-term loans consist of the following:

	Notes	September 30, 2025	December 31, 2024
Bonds	19a	2,696	2,696
Bank loans	19b	23,106	22,822
Total		25,802	25,518

Scheduled principal payments as of September 30, 2025 are as follows:

	Year
	Notes	Total	2026	2027	2028	2029	Thereafter
Bonds	19a	2,696	-	-	-	-	2,696
Bank loans	19b	23,106	1,689	6,039	5,278	4,874	5,226
Total		25,802	1,689	6,039	5,278	4,874	7,922

a.	Bonds

	Outstanding
Bonds	September 30, 2025	December 31, 2024
Bonds Telkom 2015
Series B	-	2,100
Series C	1,200	1,200
Series D	1,500	1,500
Bonds Mitratel 2024	-	240
Sukuk Mitratel 2024	-	10
Total	2,700	5,050
Unamortized debt issuance cost	(4)	(7)
	2,696	5,043
Current maturities	-	(2,347)
Long-term portion	2,696	2,696

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

19.	LONG-TERM LOANS (continued)

a.	Bonds (continued)

i.	Bonds Telkom 2015

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	2,200	The Company	IDX	June 23, 2015	June 23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June 23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June 23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June 23, 2045	Quarterly	11.00%
Total	7,000

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 11b.viii). The underwriters of the bonds are PT. Bahana TCW Investment Management (“Bahana TCW”), PT BRI Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas Indonesia Tbk., and the trustee is Bank Permata. The Company received the proceeds from the issuance of bonds on June 23, 2015.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of broadband, backbone, metro network, regional metro junction, information technology application and support, and acquisition of some domestic and international entities.

As of September 30, 2025, the rating of the bonds issued by Pefindo is idAAA (Triple A).

Based on the Indenture Trusts Agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(a)	Debt to equity ratio should not exceed 2:1;
(b)	EBITDA to interest ratio should not be less than 4:1;
(c)	Debt service coverage is at least 125%.

As of September 30, 2025, the Company has complied with the above-mentioned ratios.

ii.	Bonds Mitratel 2024

On July 4, 2024, Mitratel issued shelf register bonds phase I amounting Rp240 billion. Bonds has annual interest rate 6.50% that will be paid quarterly. Bonds are already fully paid on  July 14, 2025.

BTN was appointed as trustee for the issuance of the Bonds. The rating of the Bonds issued by Pemeringkat Efek Indonesia is idAAA.

iii.	Sukuk Mitratel 2024

On July 4, 2024, Mitratel issued sukuk Ijarah shelf register phase I amounting Rp10 billion. Sukuk has annual interest rate 6.50% that will be paid quarterly. Sukuk is already fully paid on  July 14, 2025.

BTN was appointed as trustee for the issuance of Sukuk. The rating of Sukuk issued by Pemeringkat Efek Indonesia is AAAsy.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

19.	LONG-TERM LOANS (continued)

b.	Bank loans

		September 30, 2025		December 31, 2024
		Outstanding		Outstanding
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
Bank Mandiri	Rp	-	9,283	-	6,355
BNI	Rp	-	8,668	-	6,030
BSI	Rp	-	2,875	-	2,083
BRI	Rp	-	1,209	-	1,475
Sub-total			22,035		15,943
Third parties
BCA	Rp	-	7,824	-	9,755
DBS	Rp	-	3,600	-	4,800
Bank CIMB Niaga	Rp	-	2,500	-	1,710
	US$	7	109	6	99
Bank Permata	Rp	-	2,083	-	1,021
Bank of China	Rp	-	1,900	-	1,900
PT Bank ANZ Indonesia ("Bank ANZ")	Rp	-	1,500	-	22
PT Bank Sinarmas Tbk. (“Bank Sinarmas”)	Rp	-	1,000	-	-
HSBC	Rp	-	784	-	1,000
Bank Danamon	Rp	-	16	-	110
Syndication of banks	US$	-	-	4	60
Others	Rp	-	1	-	3
	MYR	7	26	7	27
Sub-total			21,343		20,507
Total			43,378		36,450
Unamortized debt issuance cost			(122)		(109)
			43,256		36,341
Current maturities			(20,150)		(13,519)
Long-term portion			23,106		22,822

Other significant information relating to bank loans as of September 30, 2025, is as follows:

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest payment period	Interest rate per annum	Security**
Bank Mandiri
2018	Telkomsel	Rp	4,000	8,000	2018 - 2026	Quarterly	6.00%	None
2019 - 2024	The Company, GSD, PST, Mitratel	Rp	9,200	672	2021 - 2031	Quarterly	3 months JIBOR + 0.25% - 1.50%	None
BNI
2013 - 2025	The Company, TLT, Sigma, Mitratel, UMT, Telkomsel	Rp	19,350	2,905	2018 - 2033	Monthly, Quarterly	1 month JIBOR + 0.25% - 2.25%; 3 months JIBOR + 0.25% - 1.50%; 3 months IndONIA + 0.75%	Trade receivables and property and equipment
2024	Mitratel	Rp	2,000	-	2024 - 2031	Monthly	7.00%	None
BSI
2021 - 2024	Telkomsel, Mitratel	Rp	3,292	3,208	2024 - 2029	Monthly, Semi-annually	6.50% - 7.82%	None
BRI
2019 - 2023	The Company, Mitratel	Rp	3,000	226	2021 - 2030	Quarterly	3 months JIBOR + 0.75%	None

** In original currency

** Refer to Note 5 and Note 11 for details of trade receivables and property and equipment pledged as collateral.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

19.	LONG-TERM LOANS (continued)

b.	Bank loans (continued)

Other significant information relating to bank loans as of September 30, 2025, is as follows (continued):

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest payment period	Interest rate per annum	Security**
BCA
2020 - 2023	The Company, PST, GSD	Rp	8,835	1,336	2022 - 2031	Quarterly	3 months JIBOR + 1.00% - 1.50%	None
2020 - 2024	The Company, Mitratel	Rp	9,500	5,595	2024 - 2032	Quarterly	6.75% - 6.85%	None
DBS
2021	Mitratel	Rp	3,500	700	2022 - 2028	Quarterly	3 months JIBOR + 1.20%	None
2023 - 2024	The Company, Mitratel	Rp	7,000	1,500	2024 - 2031	Quarterly	6.50% - 6.90%	None
Bank CIMB
Niaga
2022	Mitratel	Rp	2,000	210	2024 - 2029	Quarterly	3 months JIBOR + 1.30%	None
2025	Telkomsel	Rp	1,000	-	2025 - 2027	Monthly	5.67%	None
2021 - 2022	Telin	US$	0	0	2025 - 2030	Semi-annually	6 months SOFR + 1.82%	None
Bank Permata
2020 - 2024	Mitratel	Rp	2,500	187	2021 - 2031	Quarterly	3 months JIBOR + 0.25% - 1.30%	None
2025	Telkomsel	Rp	1,000	-	2025 - 2027	Monthly	5.85%	None
Bank of China
2019	Telkomsel	Rp	1,900	1,900	2021 - 2025	Monthly	5.50%	None
Bank ANZ
2025	Telkomsel	Rp	1,500	1,500	2025 - 2027	Monthly	5.90%	None
Bank Sinarmas
2024	Telkomsel	Rp	1,000	4,500	2024 - 2026	Weekly	1 week JIBOR	None
HSBC
2021 - 2023	Mitratel	Rp	1,250	216	2023 - 2030	Quarterly	3 months JIBOR + 0.50% - 1.85%	None
Bank Danamon
2024	SSI	Rp	24	3	2024 - 2029	Monthly	8.75%	None

** In original currency

** Refer to Note 5 and Note 11 for details of trade receivables and property and equipment pledged as collateral.

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As of  December 31, 2024, the Group has complied with all covenants regarding these financial ratios, except for TLT, Sigma, and GSD which its current ratio and debt service coverage ratio are still lower than required. As of December 31, 2024, the Group obtained waiver from lenders for the non-fulfillment financial ratios in TLT, Sigma, and GSD for loan amounting Rp660 billion, Rp106 billion, and Rp231 billion, respectively. Waivers from BNI and BCA were received on December 10, 2024, December 12, 2024, and December 31, 2024, respectively, except for GSD’s bank loan from Bank Mandiri that did not receive before December 31, 2024, so that the entire balance of GSD’s long-term loan amounting to Rp13 billion has been classified as short-term. The waivers are effective for the 12 months after reporting period. As of September 30, 2025, the Group has complied with all covenants regarding these financial ratios.

The credit facilities were obtained by the Group for working capital purposes and investment purposes.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

20.	NON-CONTROLLING INTERESTS

The details of non-controlling interests are as follows:

	September 30, 2025	December 31, 2024
Non-controlling interests in net assets of subsidiaries:
Telkomsel	8,591	11,022
Mitratel	8,329	8,440
Others (each below Rp100 billion)	953	934
Total	17,873	20,396

	2025	2024
Non-controlling interests in profit (loss)
in current period of subsidiaries:
Telkomsel	4,298	4,870
Mitratel	434	432
Others	79	44
Total	4,811	5,346

Material partly-owned subsidiaries

The non-controlling interests which are considered material to the Company are the non-controlling interests in Telkomsel and Mitratel. On September 30, 2025 and December 31, 2024, the non-controlling interests in Telkomsel holds 30.10% and Mitratel holds 28.16%.

The summarized financial informations of Telkomsel and Mitratel are provided below. These informations are based on amounts before intercompany eliminations and adjustments.

Summarized statements of financial position:

	Telkomsel		Mitratel
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Current assets	14,220	19,374	3,111	3,447
Non-current assets	97,248	98,029	54,935	54,693
Current liabilities	(45,020)	(41,199)	(8,143)	(12,286)
Non-current liabilities	(43,529)	(45,216)	(17,040)	(12,467)
Total equity	22,919	30,988	32,863	33,387
Attributable to:
Owners of the parent company	14,328	19,966	24,534	24,947
Non-controlling interests	8,591	11,022	8,329	8,440

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

20.NON-CONTROLLING INTERESTS (continued)

Material partly-owned subsidiaries (continued)

Summarized statements of profit or loss and other comprehensive income:

	Telkomsel		Mitratel
	2025	2024	2025	2024
Revenues	81,375	85,209	6,881	6,818
Operation expenses	(61,127)	(62,447)	(3,787)	(3,764)
Other expenses - net	(1,993)	(1,786)	(1,434)	(1,418)
Profit before income tax	18,255	20,976	1,660	1,636
Income tax expense - net	(3,968)	(4,747)	(118)	(104)
Profit for the period	14,287	16,229	1,542	1,532
Other comprehensive income
(loss) - net	0	150	-	-
Total comprehensive income
for the period	14,287	16,379	1,542	1,532

Attributable to
non-controlling interests	4,298	4,870	434	432
Dividends paid to
non-controlling interests	6,729	6,627	545	407

Summarized statements of cash flows:

	Telkomsel		Mitratel
	2025	2024	2025	2024
Operating	27,892	31,783	5,678	5,673
Investing	(9,008)	(11,423)	(1,351)	(1,605)
Financing	(21,019)	(24,035)	(4,291)	(4,181)
Net increase (decrease) in
cash and cash equivalents	(2,135)	(3,675)	36	(113)

21.	CAPITAL STOCK

	September 30, 2025
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
DAM	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	4,292,637,880	4.33	215
Directors (Note 1b):
Dian Siswarini	203,000	0	0
Veranita Yosephine	68,000	0	0
Nanang Hendarno	32,500	0	0
Honesti Basyir	3,632,304	0	0
Faizal Rochmad Djoemadi	248,500	0	0
Commissioners (Note 1b):
Rizal Mallarangeng	3,240,600	0	0
Silmy Karim	1,344,700	0	0
Public (individually less than 5%)	43,156,705,556	43.58	2,158
Share buyback (Note 1c)	1,750,000	0	0
Total	99,062,216,600	100.00	4,953

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

21.	CAPITAL STOCK (continued)

	December 31, 2024
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	4,185,694,580	4.23	209
Directors (Note 1b):
Ririek Adriansyah	9,336,755	0	0
Bogi Witjaksono	6,952,700	0	0
Afriwandi	6,995,200	0	0
Heri Supriadi	7,242,700	0	0
F.M. Venusiana R.	10,629,200	0	0
Herlan Wijanarko	6,995,200	0	0
Muhamad Fajrin Rasyid	6,952,700	0	0
Budi Setyawan Wijaya	7,407,700	0	0
Honesti Basyir	3,250,844	0	0
Commissioners (Note 1b):
Isa Rachmatarwata	3,312,700	0	0
Marcelino Rumambo Pandin	3,312,700	0	0
Ismail	3,312,700	0	0
Arya Mahendra Sinulingga	3,359,500	0	0
Rizal Mallarangeng	3,312,700	0	0
Silmy Karim	1,344,700	0	0
Public (individually less than 5%)	43,190,450,461	43,68	2164
Total	99,062,216,600	100.00	4,953

* The Bank of New York Mellon Corporation serves as the Depositary of the registered ADS holders for the Company’s ADSs.

The Company issued only 1 Series A Dwiwarna share which is held by the Government of the Republic of Indonesia and cannot be transferred to any party, and has a veto right in the General Meeting of Stockholders of the Company with respect to the election and removal of the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

Based on Notarial Deed of Jose Dima Satria, S.H., M.Kn., No. 121, dated March 22, 2025, the Government transferred its ownership of 51,602,353,559 Series B shares, representing 52.09% of the Company's total shares, to PT Biro Klasifikasi Indonesia (“BKI”) through “inbreng” capital contribution.

This share transfer was conducted in accordance with prevailing legal regulations, specifically:

(a)	Government Regulation Number 15 Year 2025 regarding the Addition of Capital Participation of the Republic of Indonesia into the Share Capital of BKI for the Establishment of an Operational Holding;
(b)	Government Regulation Number 16 Year 2025 regarding the Addition of State Capital Participation of the Republic of Indonesia into the Daya Anagata Nusantara Investment Management Agency (“Danantara”).

BKI, as the transferee, serves as the Operational Holding Company, with all of its shares owned by the Government through the Minister of State-Owned Enterprises and Danantara. The Government retains its position as the Company's Ultimate Beneficial Owner through its direct ownership of 1 Series A Dwiwarna share with special rights and its indirect ownership of BKI's Series B shares through Danantara. Based on Notarial Deed of Jose Dima Satria, S.H., M.Kn., No. 163, dated May 23, 2025, BKI changed its name to PT Danantara Aset Management (Persero) (“DAM”).

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

22.	OTHER EQUITY

	September 30, 2025	December 31, 2024
Difference from the acquisition of non-controlling
interests in subsidiaries	8,364	8,364
Exchange rate translation adjustment	1,421	1,102
Effect of changes in associates’ equity	386	386
Unrealized gain on available-for-sale securities	9	9
Other equity components	37	37
Total	10,217	9,898

23.	REVENUES

The Group derives revenues in the following major product lines:

2025	Mobile	Consumer	Enterprise	WIB	Others	Consolidated revenue
Telephone revenues
Cellular	3,680	-	-	160	-	3,840
Fixed lines	-	-	366	40	-	406
Total telephone revenues	3,680	-	366	200	-	4,246
Interconnection revenues	291	-	-	6,816	-	7,107
Data, internet, and information
technology service revenues
Cellular data and internet	51,180	-	-	-	-	51,180
Internet, data communication, and
information technology services	-	-	8,007	2,162	-	10,169
SMS	2,426	-	36	-	-	2,462
Others	44	-	1,230	1,022	1,157	3,453
Total data, internet, and information
technology service revenues	53,650	-	9,273	3,184	1,157	67,264
Network revenues	3	-	1,103	1,601	-	2,707
IndiHome revenues	-	19,731	-	-	-	19,731
Other services
E-payment	-	-	1,248	-	-	1,248
Call center service	-	-	870	-	-	870
Manage service and terminal	-	-	611	4	-	615
E-health	-	-	544	-	-	544
Others	1,447	63	863	196	546	3,115
Total other services	1,447	63	4,136	200	546	6,392
Total revenues from
contract with customer	59,071	19,794	14,878	12,001	1,703	107,447
Revenues from lessor transactions	-	-	-	2,170	-	2,170
Total revenues	59,071	19,794	14,878	14,171	1,703	109,617
Adjustments and eliminations	-	(1)	7	(5)	(287)
Total external revenues as reported in
note operating segment	59,071	19,793	14,885	14,166	1,416

2024	Mobile	Consumer	Enterprise	WIB	Others	Consolidated revenue
Telephone revenues
Cellular	4,770	-	-	137	-	4,907
Fixed lines	-	-	269	67	-	336
Total telephone revenues	4,770	-	269	204	-	5,243
Interconnection revenues	267	-	-	6,608	-	6,875
Data, internet, and information
technology service revenues
Cellular data and internet	54,509	-	-	-	-	54,509
Internet, data communication, and
information technology services	-	-	8,532	2,060	-	10,592
SMS	2,635	-	14	-	-	2,649
Others	117	-	1,321	770	599	2,807
Total data, internet, and information
technology service revenues	57,261	-	9,867	2,830	599	70,557
Network revenues	3	-	999	1,243	-	2,245
IndiHome revenues	-	19,626	-	-	-	19,626
Other services
Call center service	-	-	951	-	-	951
E-payment	12	-	885	-	-	897
Manage service and terminal	-	1	712	4	-	717
E-health	-	-	555	-	-	555
Others	558	15	906	244	553	2,276
Total other services	570	16	4,009	248	553	5,396
Total revenues from
contract with customer	62,871	19,642	15,144	11,133	1,152	109,942
Revenues from lessor transactions	-	-	-	2,277	-	2,277
Total revenues	62,871	19,642	15,144	13,410	1,152	112,219
Adjustments and eliminations	-	2	6	-	(419)
Total external revenues as reported in
note operating segment	62,871	19,644	15,150	13,410	733

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

23.	REVENUES (continued)

Management expects that most of the transaction price allocated to the unsatisfied contracts as of  September 30, 2025 will be recognized as revenue during the next reporting periods. Unsatisfied performance obligations as of September 30, 2025, which management expects to be realised within one year is Rp7,464 billion, and more than one year is Rp3,697 billion.

The Group entered into non-cancellable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 28 years and with expiry dates between 2025 and 2039. Periods may be extended based on the agreement by both parties.

Refer to Note 32 for details of related parties transactions.

24.	PERSONNEL EXPENSES

The breakdown of personnel expenses is as follows:

	2025	2024
Salaries and related benefits	7,365	7,420
Vacation pay, incentives, and other benefits	2,971	3,004
Pension and other post-employment
benefits (Note 30)	1,244	1,306
LSA expense (Note 31)	241	208
Early retirement program	-	1,180
Others	82	38
Total	11,903	13,156

Refer to Note 32 for details of related parties transactions.

25.	OPERATION, MAINTENANCE, AND TELECOMMUNICATION SERVICE EXPENSES

The breakdown of operation, maintenance, and telecommunication service expenses is as follows:

	2025	2024
Operation and maintenance	17,680	17,528
Radio frequency usage charges (Note 35c.i)	5,795	5,753
Leased lines and Customer Premise Equipment ("CPE")	2,733	2,398
Concession fees and USO charges (Note 15)	2,160	2,184
Electricity, gas, and water	775	802
Cost of SIM cards, vouchers, and
sales of peripherals (Note 7)	430	464
Insurance	253	224
Project management	282	284
Vehicles rental and supporting facilities	131	206
Others (each below Rp100 billion)	45	134
Total	30,284	29,977

Refer to Note 32 for details of related parties transactions.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

26.	GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of general and administrative expenses is as follows:

	2025	2024
General expenses	1,768	1,926
Allowance for expected credit losses
trade receivables (Note 5)	1,448	989
Professional fees	438	456
Meeting	225	280
Training, education, and recruitment	246	349
Traveling	241	311
Social contribution	212	179
Collection expenses	172	127
Others (each below Rp100 billion)	253	307
Total	5,003	4,924

Refer to Note 32 for details of related parties transactions.

27.	TAXATION

a.	Prepaid income taxes

	September 30, 2025	December 31, 2024
The Company:
Income Tax
Article 23 - Withholding tax on service delivery	-	260
Subsidiaries:
Income Tax
Corporate income tax	202	1
Article 22 - Withholding tax on goods delivery
and imports	2	-
Article 4(2) - Final tax	34	17
Article 23 - Withholding tax on service delivery	327	79
VAT	1,763	2,076
Total prepaid taxes	2,328	2,433
Current portion	(2,328)	(2,433)
Non-current portion	-	-

b.	Claims for tax refund

	September 30, 2025	December 31, 2024
The Company
Corporate income tax	531	641
Article 21 - Individual income tax	155	154
VAT	561	168
Subsidiaries
Income Tax
Corporate income tax	1,265	1,553
Article 21 - Individual income tax	1	7
VAT	883	706
Total claims for tax refund	3,396	3,229
Current portion	(230)	(411)
Non-current portion (Note 13)	3,166	2,818

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

c.	Taxes payable

	September 30, 2025	December 31, 2024
The Company:
Income taxes
Article 4(2) - Final tax	13	11
Article 21 - Individual income tax	254	1
Article 22 - Withholding tax on goods delivery
and imports	1	1
Article 23 - Withholding tax on services	15	45
Article 25 - Installment of corporate income tax	38	78
VAT	516	109
VAT - Tax collector	67	114
	904	359
Subsidiaries:
Income taxes
Article 4(2) - Final tax	193	644
Article 21 - Individual income tax	182	160
Article 22 - Withholding tax on goods delivery
and imports	6	6
Article 23 - Withholding tax on services	149	33
Article 25 - Installment of corporate income tax	531	587
Article 26 - Withholding tax on non-resident income	6	178
Article 29 - Corporate income tax	459	203
VAT	207	473
VAT - Tax collector	809	650
	2,542	2,934
Total taxes payable	3,446	3,293

d.	The components of consolidated income tax expense (benefit) are as follows:

	2025	2024
Current
The Company	900	736
Subsidiaries	5,076	5,158
	5,976	5,894
Deferred
The Company	270	389
Subsidiaries	(419)	313
	(149)	702
Net income tax expense	5,827	6,596

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

d.	The components of consolidated income tax expense (benefit) are as follows (continued):

The reconciliation between the profit before income tax and the estimated taxable income of the Company for nine months period ended September 30, 2025 and 2024 are as follows:

	2025	2024
Profit before income tax consolidation	26,422	29,617
Add back consolidation eliminations	17,081	17,904
Consolidated profit before income tax and eliminations	43,503	47,521
Less: profit before income tax of the subsidiaries	(25,541)	(28,644)
Profit before income tax attributable to the Company
before deduction of income subject to final tax	17,962	18,877
Less: income subject to final tax	(731)	-
Profit before income tax attributable to the Company
after deduction of income subject to final tax	17,231	18,877
Temporary differences:
Allowance for expected credit losses	(101)	(30)
Deferred installation fee	38	33
Leases	(10)	(1)
Provision for employee benefits	58	(4)
Land rights, intangible assets, and other	31	51
Net periodic pension and other post-employment
benefits costs	(111)	(174)
Difference between accounting and tax bases
of property and equipment	(1,428)	(1,896)
Accrued expenses	98	(151)
Others	10	3
Net temporary differences	(1,415)	(2,169)
Permanent differences:
Net periodic post-retirement health care benefit costs	276	272
Donations	135	154
Employee benefits	8	9
Expense related to income subject to final tax	158	-
Equity in net income of associates and subsidiaries	(12,361)	(13,348)
Other (income) expense from tax assesment result	41	-
Others	80	223
Net permanent differences	(11,663)	(12,690)
Taxable income of the Company	4,153	4,018
Current corporate income tax expense	789	649
Final income tax expense	111	87
Total current income tax expense of the Company	900	736
Current income tax expense of the subsidiaries	5,076	5,158
Total current income tax expense	5,976	5,894

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

d.	The components of income tax expense (benefit) are as follows (continued):

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 19% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2025	2024
Profit before income tax consolidation	26,422	29,617
Less consolidated income subject to final tax - net	(6,217)	(5,709)
	20,205	23,908

Income tax expense calculated at the Company’s
applicable statutory tax rate	3,839	4,543
Difference in applicable statutory tax rate for
subsidiaries	483	556
Non-deductible expenses	1,039	1,116
Final income tax expense	111	88
Deferred tax adjustment	(9)	(16)
Unrecognized deferred tax	-	8
Others	364	301
Net income tax expense	5,827	6,596

In Law No. 7 of 1983 concerning Income Tax as amended several times, most recently by Law No. 6 of 2023 concerning Stipulation of Government Regulations in Lieu of Law No. 2 of 2022 concerning Job Creation becomes Law, Article 17 paragraph (1) letter b which stipulates that the tax rate applied to Taxable Income for domestic corporate taxpayers and permanent establishments is 22%, which comes into force in the 2022 fiscal year, and in article 17 paragraph (2b) stipulates that for corporate taxpayers in the form of a limited liability company with a total number of paid-up shares is traded on a stock exchange in Indonesia of at least 40% and meeting certain requirements can receive 3% tax rate lower than the expected rate.

The Company applied the tax rate of 19% for the nine months period ended September 30, 2025 and for the year ended December 31, 2024. The subsidiaries applied the tax rate of 22% for the nine months period ended September 30, 2025 and for the year ended December 31, 2024.

e.	Tax assessments

(i)	The Company

In the year ended December 31, 2024, the Company received a number of tax assessments from tax audits for the 2019, 2020 and 2021 fiscal years, and from these tax assessments the Company received a net refund of Rp7.7 billion after being deducted by other types of tax collection letters and assessments. In addition to the restitution from the tax audit results, the Company also received a restitution amounting to Rp37.9 billion for the decision to approve the cancellation of the 2015 and 2016 VAT Tax Collection Letters.

In July 2024, the Company received a Field Audit Notification Letter for all types of taxes in 2023. In September 2024, the Company received a VAT Field Audit Notification Letter for 2022.

In June 2025, the Company received a number of tax assessments resulting from the 2023 tax audit. In August 2025, from all tax assessments, the Company received a net refund amounting to Rp589.1 billion after deducting other types of tax collection letters and assessments. In August 2025, the Company received a tax assessment letter for underpayment of VAT audit results for 2022 fiscal year amounting to Rp10.1 billion (including tax fine).

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

e.	Tax assessments (continued)

(i)	The Company (continued)

During the preparation period of these consolidated financial statements, the Company received a tax objection decision letter rejecting the objection submitted by the Company to the tax assessment letters resulting from the 2019 and 2020 audits amounting to Rp35.7 billion. The Company is currently evaluating and preparing a legal plan for further legal action, namely an appeal to the Tax Court against the objection decision letter.

(ii)	Telkomsel

As of September 30, 2025 and December 31, 2024, Telkomsel has a number of tax assessments that are in the appeal process. The details of claims for tax refund, both associated with tax assessments or that have not been determined by the Tax Authority, including tax assessment exposure that are not accompanied by tax claims by Telkomsel, are as follows:

	September 30, 2025
	Appeal	Others	Total
Claims for tax refund which are not yet
confirmed by the Tax Authority
Corporate Income Tax
2024 fiscal year	-	791	791

Tax assessment with claims for
tax refund
Corporate Income Tax
2018 fiscal year	35	-	35
2015 fiscal year	294	-	294
2014 fiscal year	2	-	2
Witholding tax
2015 fiscal year	-	0	0
	331	791	1,122
Tax assesment with no associated
claims for tax refund
Corporate Income Tax
2014 fiscal year	35	-	35

Management believes that Telkomsel has a strong ground to defend its position inherent in the claims for tax refund. Therefore, Telkomsel determines that such allowance is not necessary.

On August 14, 2025, Telkomsel received the result of Tax Audit on Preliminary Evidence for 2020 fiscal year, which obliged Telkomsel to pay the underpayments of VAT amounting to Rp38 billion (including the penalty). Telkomsel has paid the aforementioned underpayments and charged it as expenses in the 2025 consolidated statement profit or loss.

On September 30, 2025, tax examinations for 2021 to 2024 fiscal years are still in progress. Telkomsel has assessed the impact of the tax uncertainties exposures for 2021 to 2023 fiscal years and recorded provision amounting to Rp183 billion (31 December 2024: nil) in relation to underpayments of VAT, which is presented as part of "Accrued liabilities". In October 2025, Telkomsel has received several underpayment tax letters for 2021, 2022 and 2023 fiscal years. As of the issuance date of these consolidated financial statements, tax examination for 2024 fiscal year is still in progress.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

f.Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

	Deferred tax asset and liabilities		(Charged) credited to
	in financial position		profit or loss
	September 30, 2025	December 31, 2024	2025	2024
The Company
Allowance for expected credit losses	751	770	(19)	(5)
Net periodic pension and other
post-employment benefit costs	760	781	(21)	(33)
Difference between accounting and tax
bases of property and equipment	(287)	(51)	(272)	(337)
Provision for employee benefits	287	276	11	(1)
Deferred installation fee	32	25	7	6
Land rights, intangible assets and others	48	42	6	10
Accrued expenses	21	-	21	(29)
Leases	(1)	1	(2)	(1)
Others	73	73	-	1
Total deferred tax assets - net	1,684	1,917	(269)	(389)
Telkomsel
Provision for employee benefits	1,596	1,445	151	134
Allowance for expected credit losses	547	324	223	114
Leases	559	481	78	(334)
Contract liabilities	403	370	33	(26)
Fair value measurement of financial
instruments	(8)	(8)	-	-
Difference between accounting and tax bases of
property and equipment	(1,332)	(1,361)	(47)	(51)
License amortization	(198)	(174)	(24)	(3)
Contract cost	(10)	(23)	13	18
Other financial instruments	(276)	(242)	(35)	(72)
Deferred tax assets (liabilities) of Telkomsel - net	1,281	812	392	(220)
Deferred tax assets of the other subsidiaries - net	662	680	(18)	(65)
Deferred tax liabilities of the other subsidiaries - net	(953)	(992)	44	(28)
Deferred tax expense (income)			149	(702)
Total deferred tax assets - net	3,627	3,409
Total deferred tax liabilities - net	(953)	(992)

As of September 30, 2025 and December 31, 2024 the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities are not recognized were Rp23,850 billion and Rp84,310 billion, respectively.

Realization of the deferred tax assets is dependent upon the Group’s capability in generating future profitable operations. Although realization is not assured, the Group believes that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable; however, it can be reduced if actual future taxable income is lower than estimates.

g.Administration

In June 2023, the Government issued Minister of Finance Regulation No. 66/PMK.03/2023 concerning Income Tax Treatment of Reimbursement or Compensation in Relation to Work or Services Received or Obtained in Kind and/or Enjoyment. The Company ensures administrative and legal aspects of transactions, and builds intensive coordination between related units to implement these rules.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

g.Administration (continued)

In December 2023, the Government issued Government Regulation No. 58 of 2023 concerning Income Tax Withholding Rates Article 21 on Income in Connection with Work, Services or Activities of Individual Taxpayers as well as Regulation of the Minister of Finance No. 168 of 2023 concerning Guidelines for Implementing Tax Deductions on Income in Connection with Work, Services or Individual Activities which will comes into effect from January 1, 2024. With this provision, there is a change in the mechanism for calculating Income Tax Article 21 for Employees which previously used progressive rates in accordance with Article 17 of the Law. The Income Tax Law uses the average effective rate (TER) for Article 21 Income Tax deductions as regulated in the government regulation. The Company ensures that there is intensive coordination between related units to implement these regulations.

In December 2023, the Government issued Regulation of the Minister of Finance No. 172 of 2023 concerning the Application of the Principle of Fairness and Business Custom in Transactions Influenced by Special Relationships which will be the basis for preparing transfer pricing documents starting from the 2024 tax year.

In December 2024, the Government issued the Decree of the Minister of Finance No. 465 concerning the Implementation of the Core Tax Administration System and the Regulation of the Minister of Finance concerning Tax Provisions in the Framework of the Implementation of the Core Tax Administration System No. 81 of 2024. The Company ensures coordination with related units, the IT Team and the tax authorities so that the tax administration process carried out through the Core Tax Administration System application runs smoothly.

In order to implement the Pillar Two of the Inclusive Framework of the Organisation for Economic Co-operation and Development (OECD), on December 31, 2024, the Government of Indonesia issued Regulation of the Minister of Finance No. 136/2024 (PMK 136/2024) which will be effective from January 1, 2025. The impact on the consolidated financial statements will be measured starting in 2026 after the Group has completed its 2025 Corporate Income Tax reporting obligations.

Various countries have enacted or intend to enact tax legislation to comply with OECD Pillar Two rules, including Indonesia. The Group is within the scope of PMK 136/2024, which did not impact 2024 consolidated financial statements and consolidated financial statements for the nine months period ended September 30, 2025.

PMK 136/2024 applies new taxing mechanisms under which a Multinational Enterprises (“MNE”) would pay a top-up tax in a jurisdiction whenever the effective tax rate, determined on a jurisdictional basis under the Pillar Two rules is below a 15% minimum rate. PMK 136/2024 sets out the mechanics for determining which entity or entities in an MNE Group should apply the top-up tax and the portion of such tax that is charged to each relevant entity.

For the year ended December 31, 2024, the Group has applied amendment to PSAK 212, which provides mandatory temporary exception from recognizing or disclosing deferred taxes related to Pillar Two rules such that there is no impact to the 2024 consolidated financial statements. The future impact of Pillar Two rules for the Group is currently not reasonably estimable.

The Pillar Two model rules are complex and the Group is still in the process of assessing potential impact to the consolidated financial statements, if any. Based on currently available information, the Group does not expect any material impact to the consolidated financial statements.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

g.	Administration (continued)

Related to the implementation of the provisions of Article 222 of the Minister of State-owned Enterprise Regulation Number PER-2/MBU/03/2023 concerning Guidelines for Governance and Significant Corporate Activities of State-owned Enterprise. State-owned enterprise is required to convey the realization of contributions to the state. Details of contributions to the state as of  September 30, 2025 are as follow:

September 30, 2025
Tax
Income tax	13,724
VAT and VAT on luxury goods	14,432
Import/exit duties, customs, and stamp duties	22
Regional taxes and levies, including
property tax for urban and rural	85
Total tax contribution	28,263

Non-tax contribution
Dividend	10,964
Other non-tax contribution	4,942
Total other non-tax contribution	15,906

Total contribution to the state	44,169

28.	BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the period attributable to owners of the parent company amounting to Rp15,784 billion and Rp17,675 billion by the weighted average number of shares outstanding during the period totaling 99,062,216,600 shares for the nine months period ended September 30, 2025 and 2024, respectively. The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transaction during the period.

Basic earnings per share amounting to Rp159.33 and Rp178.42 (in full amount) for the nine months period ended September 30, 2025 and 2024, respectively. The Company does not have potentially dilutive financial investments for the nine months period ended September 30, 2025 and 2024.

29.	CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company stated in Notarial Deed No. 52 dated   May 27, 2025 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend for 2024 amounting to Rp21,047 billion (Rp212.47 per share). The Company paid cash dividend on June 19, 2025.

Pursuant to the AGM of Stockholders of the Company stated in Notarial Deed No. 04 dated May 3, 2024 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend for 2023 amounting to Rp17,683 billion (Rp178.50 per share). The Company paid cash dividend on May 29, 2024.

Under the Limited Liability Company Law, the Company is required to establish a statutory reserve amounting to at least 20% of its issued and paid-up capital.

The balance of the appropriated retained earnings of the Company as of September 30, 2025 and December 31, 2024 is Rp15.337 billion, respectively.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS

The details of pension and other post-employment benefit liabilities are as follows:

	Notes	September 30, 2025	December 31, 2024
Pension benefit and other post-employment
benefit obligations
Pension benefit
The Company - funded	30a.i.a
Defined pension benefit obligation	30a.i.a.i	3,400	3,543
Additional pension benefit obligation	30a.i.a.ii	40	42
The Company - unfunded	30a.i.b	227	215
Telkomsel	30a.ii	5,443	4,950
Projected pension benefit obligations		9,110	8,750
Net periodic post-employment health care
benefit	30b	1,827	1,550
Other post-employment benefit	30c	182	175
Long service employee benefit	30d	0	1
Obligation under the Labor Law	30e	1,205	1,064
Total		12,324	11,540

The details of net pension benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows:

	Notes	2025	2024
Pension benefit cost
The Company - funded	30a.i.a
Defined pension benefit obligation	30a.i.a.i	269	412
Additional pension benefit obligation	30a.i.a.ii	2	2
The Company - unfunded	30a.i.b	18	(32)
Telkomsel	30a.ii	513	498
Total periodic pension benefit cost	24	802	880
Net periodic post-employment health care
benefit cost	24,30b	277	272
Other post-employment benefit cost	24,30c	13	14
Long service employee benefit cost	24,30d	0	0
Obligation under the Labor Law	24,30e	152	140
Total		1,244	1,306

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

The following table presents the changes in projected pension benefit obligation and post-employment  health care benefit obligations, changes in pension benefit and post-employment health care benefit plan assets, funded status of the pension plan and post-employment health care benefit plan, and net amount recognized in the consolidated statements of financial position as of September 30, 2025 and December 31, 2024, under the defined benefit pension plan:

	Funded				Post-employment
	Defined pension benefit obligation				health care benefit
	The Company		Telkomsel		The Company
					Projected
	Projected		Projected		post-employment	Post-employment
	pension	Pension	pension	Pension	health care	health care
	benefit	benefit	benefit	benefit	benefit	benefit
	obligations	plan assets	obligations	plan assets	obligation	plan assets	Total
Balance, January 1, 2025	22,377	(18,834)	6,089	(1,139)	14,152	(12,602)	10,043

Service costs	140	-	248	-	-	-	388
Interest costs (income)	1,125	(953)	305	(41)	728	(646)	518
Plan administration cost	(92)	92	-	1	-	195	196
Additional welfare benefits	17	-	-	-	-	-	17
Cost recognized in the consolidated
statement of profit or loss	1,190	(861)	553	(40)	728	(451)	1,119

Actuarial (gain) loss on:
Experience adjustments	(17)	-	-	-	-	-	(17)
Return on plan assets
(excluding amount included in
net interest expense)	-	17	-	-	(365)	365	17
Cost recognized in OCI	(17)	17	-	-	(365)	365	-

Employer’s contributions	-	(455)	-	(20)	-	-	(475)
Pension plan participants’ contributions	8	(8)	1	(1)	-	-	-
Benefits paid from plan assets	(1,382)	1,382	-	-	(438)	438	-
Benefits paid by employer	(17)	-	-	-	-	-	(17)
Balance, September 30, 2025	22,159	(18,759)	6,643	(1,200)	14,077	(12,250)	10,670
Projected pension benefit
obligation at end of year	3,400		5,443		1,827		10,670

	Funded				Post-employment
	Defined pension benefit obligation				health care benefit
	The Company		Telkomsel		The Company
					Projected
	Projected		Projected		post-employment	Post-employment
	pension	Pension	pension	Pension	health care	health care
	benefit	benefit	benefit	benefit	benefit	benefit
	obligations	plan assets	obligations	plan assets	obligation	plan assets	Total
Balance, January 1, 2024	23,718	(20,052)	5,796	(1,070)	14,624	(13,154)	9,862

Service costs	279	-	346	-	-	-	625
Transferred employees costs	(2)	1	2	(2)	-	-	(1)
Interest costs (income)	1,533	(1,304)	381	(65)	966	(866)	645
Plan administration cost	(115)	115	-	1	-	182	183
Additional welfare benefits	34	-	-	-	-	-	34
Cost recognized in the consolidated
statement of profit or loss	1,729	(1,188)	729	(66)	966	(684)	1,486

Actuarial (gain) loss on:
Experience adjustments	(609)	-	(121)	-	65	-	(665)
Changes in demographic assumptions	(1)	-	-	-	0	-	(1)
Changes in financial assumptions	(491)	-	(314)	-	(863)	-	(1,668)
Return on plan assets
(excluding amount included in
net interest expense)	-	1,029	-	15	-	596	1,640
Cost recognized in OCI	(1,101)	1,029	(435)	15	(798)	596	(694)

Employer’s contributions	-	(558)	-	(18)	-	-	(576)
Pension plan participants’ contributions	13	(13)	1	(1)	-	-	-
Benefits paid from plan assets	(1,948)	1,948	(2)	1	(640)	640	(1)
Benefits paid by employer	(34)	-	-	-	-	-	(34)
Balance, December 31, 2024	22,377	(18,834)	6,089	(1,139)	14,152	(12,602)	10,043
Projected pension benefit
obligation at end of year	3,543		4,950		1,550		10,043

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

The following table presents the changes in unfunded projected pension benefit obligations, additional pension benefit obligations, other post-employment benefit obligations and obligations under the Labor Law, changes in additional pension benefit plan assets, and net amount recognized in the consolidated statements of financial position as of September 30, 2025 and December 31, 2024, under the defined benefit pension plan:

					The Company
	The Company				and its subsidiaries
			Other
		Additional	post-employment	Long service	Obligations
		pension benefit	benefit	employee	under
	Unfunded	obligations	obligations	benefit	the Labor Law	Total
Balance, January 1, 2025	215	42	175	1	1,064	1,497

Service costs	7	-	4	-	129	140
Interest costs	11	2	9	-	23	45
Cost recognized in the consolidated
statement of profit or loss	18	2	13	-	152	185

Actuarial (gain) loss recognized in OCI	-	-	-	-	6	5
Benefits paid by employer	(6)	(4)	(6)	(1)	(17)	(34)
Balance, September 30, 2025	227	40	182	0	1,205	1,654

					The Company
	The Company				and its subsidiaries
			Other
		Additional	post-employment	Long service	Obligations
		pension benefit	benefit	employee	under
	Unfunded	obligations	obligations	benefit	the Labor Law	Total
Balance, January 1, 2024	258	44	244	1	1,005	1,552

Service costs	9	0	6	0	204	219
Past service costs	-	-	1	-	18	19
Interest costs	14	3	13	-	10	40
Transferred employees costs	(0)	(0)	(0)	-	(0)	-
Early retirement settlement costs	(50)	-	0	(0)	(0)	(50)
Cost recognized in the consolidated
statement of profit or loss	(27)	3	20	-	232	228

Actuarial (gain) loss recognized in OCI	53	(1)	(6)	(0)	(107)	(61)
Benefits paid by employer	(69)	(4)	(83)	-	(62)	(218)
Divestment	-	-	-	-	(4)	(4)
Balance, December 31, 2024	215	42	175	1	1,064	1,497

The components of net periodic pension benefit cost for the nine months period ended  September 30, 2025 and 2024 are as follows:

								The Company
	The Company						Telkomsel	and its subsidiaries
				Post-	Other
	Defined	Additional		employment	post-	Long	Defined
	penison	penison		health care	employment	service	penison	Obligations
	benefit	benefit		benefit	benefit	employee	benefit	under
2025	obligations	obligations	Unfunded	cost	obligations	benefit	obligations	the Labor Law	Total
Service costs	140	-	7	-	4	0	248	129	528
Interest costs	172	2	11	82	9	-	264	23	563
Plan administration cost	-	-	-	195	-	-	1	-	196
Additional welfare benefits	17	-	-	-	-	-	-	-	17
Net periodic pension benefit cost	329	2	18	277	13	0	513	152	1,304
Amount charged to subsidiaries
under contractual agreements	(60)	-	-	-	-	-	-	-	(60)
Net periodic pension benefit
cost less charged
to subsidiaries	269	2	18	277	13	0	513	152	1,244

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

The components of net periodic pension benefit cost for the nine months period ended  September 30, 2025 and 2024 are as follows (continued):

								The Company
	The Company						Telkomsel	and its subsidiaries
				Post-	Other
	Defined	Additional		employment	post-	Long	Defined
	penison	penison		health care	employment	service	penison	Obligations
	benefit	benefit		benefit	benefit	employee	benefit	under
2024	obligations	obligations	Unfunded	cost	obligations	benefit	obligations	the Labor Law	Total
Service costs	221	-	6	198	4	0	260	135	824
Interest costs	172	2	12	74	11	0	237	5	513
Plan administration cost	-	-	-	-	-	-	1	-	1
Additional welfare benefits	34	-	-	-	-	-	-	-	34
Net periodic pension benefit cost	427	2	18	272	15	0	498	140	1,372
Early Retirement Settlement	-	-	(50)	-	(1)	0	0	0	(51)
Amount charged to subsidiaries
under contractual agreements	(15)	-	-	-	-	-	-	-	(15)
Net periodic pension
benefit coss less
charged to subsidiaries	412	2	(32)	272	14	0	498	140	1,306

a.	Pension benefit costs

i.	The Company

(a)	Funded pension plan

(i)	Defined pension benefit obligation

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The plan is governed by the pension laws in Indonesia and managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). Pension Fund Management in accordance with the Pension Fund and Investment Directives Regulations determined by the Founder is carried out by the Board of Management. The Board of Management is monitored by the Oversight Board consisting of representatives of the Company and participants.

The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company made contributions to the pension fund amounted to Rp455 billion and Rp558 billion, for the nine months period ended September 30, 2025 and for the year ended December 31, 2024, respectively.

Risks exposed to defined benefit programs are risks such as asset volatility and changes in bond yields. The project liabilities are calculated using a discount rate that refers to the level of government bond yields, if the return on program assets is lower, it will result in a program deficit. A decrease in the yield of government bonds will increase the program liabilities, although this will be offset in part by an increase in the value of the program bonds held. The Company ensures that the investment position is set within the framework of asset-liability matching ("ALM") that has been formed to achieve long-term results that are in line with the liabilities in the defined benefit pension plan. Within the ALM framework, the Company's objective is to adjust its pension assets and liabilities by investing in a well diversified portfolio to produce an optimal rate of return, taking into account the level of risk. Investment in the program has been well diversified, so that one investment's poor performance will not have a material impact on all asset groups.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

(a)	Funded pension plan (continued)

(i)	Defined pension benefit obligation (continued)

As of September 30, 2025 and December 31, 2024, plan assets consist of:

	September 30, 2025		December 31, 2024
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	1,295	-	921	-
Equity instruments:
Financials	999	-	1,265	-
Consumer non-cyclicals	61	-	48	-
Basic material	381	-	203	-
Infrastructures	508	-	510	-
Energy	142	-	146	-
Technology	97	-	91	-
Industrials	271	-	239	-
Consumer cyclicals	354	-	448	-
Properties and real estate	111	-	110	-
Healthcare	144	-	175	-
Transportation and logistic	5	-	4	-
Equity-based mutual fund	84	-	193	-
Fixed income instruments:
Corporate bonds	-	2,012	-	2,034
Government bonds	10,769	-	10,608	-
Fixed income mutual funds ("RDPT")	-	-	-	66
Index mutual funds	14	-	-	-
Medium-term notes ("MTN")	-	106	-	100
Asset-backed securities ("EBA")	-	6	-	7
Sukuk	-	968	-	935
Non-public equity:
Direct placement	-	377	-	377
Property	-	202	-	202
Others	-	349	-	356
Total	15,235	4,020	14,961	4,077

Pension plan assets include Series B shares issued by the Company with fair values totaling to Rp320 billion and Rp294 billion, representing 1.68% and 1.54% of total plan assets as of September 30, 2025 and December 31, 2024, respectively, and bonds issued by the Company with fair value totaling to Rp245 billion and Rp338 billion representing 1.29% and 1.78% of total plan assets as of September 30, 2025 and December 31, 2024, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp1,195 billion and Rp275 billion for the nine months period ended September 30, 2025 and for the year ended December 31, 2024, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio (“FSR”) is above 105%. Based on Dapen’s financial statements as of  December 31, 2024, Dapen’s FSR is below 105%. Therefore, the Company will contribute to the defined benefit pension plan.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

(a)	Funded pension plan (continued)

(i)	Defined pension benefit obligation (continued)

Based on the Company Regulations issued on September 30, 2022, regarding the Pension Fund Regulations from the Telkom Pension Fund, the Company stipulates those retirees who quit other than because of Disciplinary Punishment, Early Retirement, and at their own request and receive Pension Benefits of less than  Rp1 million per month are given increase in monthly Pension Benefits to Rp1 million. In 2025 and 2024, the Company provided employee welfare benefit to pensioners and pension beneficiaries who entered their retirement period before June 30, 2002 amounting to Rp17 billion and Rp34 billion, respectively.

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2024 and 2023, with reports dated March 19, 2025, and March 1, 2024, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary for  December 31, 2024 and 2023 are as follows:

	2024	2023
Discount rate	7.00%	6.75%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2019	2019

(ii)	Additional pension benefit obligation

Based on the Company Regulations issued on September 30, 2022, regarding the Regulations on Pension Funds from Telkom Pension Funds, the Company organizes a Defined Contribution Other Benefit Program (“PMLIP”) in the form of Additional Benefits. PMLIP participants are entitled to receive Periodic Pension Benefits every month in accordance with the provisions in the Pension Fund Regulations. Additional Benefit Funds are sourced from Employer Additional Benefit contributions and provision for investment development proceeds if the FSR is achieved above 102% and the rate of Return on Investment (“ROI”) is above the actuarial interest rate for funding. The employer's additional benefit contribution for each PMLIP participant is set at  Rp120 thousand for a 12-month contribution period which is calculated proportionally according to the amount received.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

(a)	Funded pension plan (continued)

(ii)	Additional pension benefit obligation (continued)

The actuarial valuation for additional pension benefit plan was performed based on the measurement date as of December 31, 2024 and 2023, with reports dated  March 19, 2025 and March 1, 2024, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary for  December 31, 2024 and 2023 are as follows:

	2024	2023
Discount rate	7.00%	6.75%
Indonesian mortality table	2019	2019

Additional pension benefit obligation has been set aside since 2018 according to the approval by the Oversight Board. As of December 31, 2024, there are no additional obligations set aside because the requirements for recognizing additional benefits as mentioned above have not been fulfilled.

(b)	Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees. The defined contribution pension plan is provided to employees with permanent status hired on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (Dana Pensiun Lembaga Keuangan or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp35 billion and Rp52 billion, for the nine months period ended September 30, 2025 and for the year ended December 2024, respectively.

Since 2007, the Company has provided pension benefit based on uniformization for both participants prior to and from April 20, 1992 effective for employees retiring beginning  February 1, 2009. In 2010, the Company replaced the uniformization with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, upon death or upon becoming disabled starting from February 1, 2009.

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as  pre-retirement benefits (Masa Persiapan Pensiun or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to, regular salary, health care, annual leave, bonus, and other benefits. Since April 1, 2012, the employee is required to file a request for MPP and if the employee does not file the request, such employee is required to work until the retirement date.

The actuarial valuation for the unfunded defined benefit pension plan was performed, based on the measurement date as of December 31, 2024 and 2023, with reports dated March 19, 2025 and March 1, 2024, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary as of December 31, 2024 and 2023 are as follows:

	2024	2023
Discount rate	7.00%	6.75%
Rate of compensation increases	6.00% - 8.00%	6.10% - 8.00%
Indonesian mortality table	2019	2019

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

ii.	Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits determined based on their latest basic salary or take-home pay (exclusive of functional allowances) and number of service years. The plan is managed by  PT Asuransi Jiwasraya (Persero) (“Jiwasraya”), a state-owned life insurance company, through an annuity insurance contract. Until 2004, employees contributed 5% of their monthly salaries to the plan, while Telkomsel contributed the remaining part required under the plan. Beginning in 2005, Telkomsel has been taking responsibility for the full amount of the contributions.

On April 23, 2021, Telkomsel and Jiwasraya agreed to terminate the insurance program contract (as mentioned above) and entered into restructuring agreement. The agreement replaced the benefit plan from annuities to lumpsum benefit. Based on this agreement, both parties agreed to determine the Cash Value (“CV”) at the termination date which divided into CV for active participant and passive participant amounting to Rp857 billion and Rp73 billion, respectively. There was a 5% cut from CV for active participant, hence the 95% of Rp857 billion (or equal to Rp814 billion) plus Rp73 billion will be the amount that subsequently taken over by PT Asuransi Jiwa IFG (“IFG Life”) when the agreement with IFG Life become effective and accordingly, the restructuring agreement will be terminated. As of November 30, 2023, the cash fund had been completely taken over by IFG Life with no changes was applied to the terms of the plan and cash value being transferred at the transfer date, and accordingly, the restructuring agreement was terminated.

On June 27, 2023, the Company and Telkomsel signed an agreement regarding Dapen to appoint Telkomsel as a Partner of the Company as the sole Founder, which resulted in rights and obligations to Telkomsel as governed in the Pension Fund Agreement effective from the business transfer of IndiHome consumer business segment to Telkomsel.

Effective from the business transfer of IndiHome consumer business segment to Telkomsel, Telkomsel sponsors a defined benefit pension plan for transferring employees hired prior to  July 1, 2002. The plan is governed by the pension laws in Indonesia and managed by Dapen. Dapen is managed in accordance with the Pension Fund and Investment Directives Regulations, which is determined by the Company as the Founder and is carried out by the Board of Management. The Board of Management is monitored by the Oversight Board, appointed by the Founder.

The pension benefits are paid based on the participating employee’s latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% of their basic salaries to the pension fund. Telkomsel’s contribution to the pension fund for the nine months period ended September 30, 2025 was amounting to Rp20 billion (2024: Rp18 billion).

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2024 and 2023 with reports dated March 6, 2025, and March 5, 2024, respectively, by KKA Halim and Partner, an independent actuary in association with Milliman. The principal actuarial assumptions used by the independent actuary as of December 31, 2024 and 2023, are as follows:

	2024	2023
Discount rate	7.10%	6.70%
Rate of compensation increases	7.25% - 8.00%	7.50% - 8.00%
Indonesian mortality table	2019	2019

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost

The Company provides post-employment health care benefits to all its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from  November 1, 1995 are no longer entitled to this plan. The plan is managed by Yayasan Kesehatan Telkom (“Yakes Telkom”).

The defined contribution post-employment health care benefit plan is provided to employees with permanent status hired on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company did not make contributions to Yakes Telkom for the nine months period ended September 30, 2025 and for the year ended December 31, 2024. As of September 30, 2025 and December 31, 2024, plan assets consists of:

	September 30, 2025		December 31, 2024
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	949	-	375	-
Equity instruments:
Financials	953	-	1,070	-
Consumer non-cyclicals	88	-	78	-
Basic material	280	-	197	-
Infrastructures	465	-	517	-
Energy	181	-	164	-
Technology	53	-	43	-
Industrials	289	-	242	-
Consumer cyclicals	316	-	355	-
Properties and real estate	101	-	96	-
Healthcare	95	-	118	-
Transportation and logistic	5	-	4	-
Equity-based mutual funds	296	-	313	-
Fixed income instruments:
Government obligations	2,168	-	1,837	-
Corporate obligations	396	-	196	-
Fixed income mutual funds	5,750	-	6,484	-
Exchange Traded Fund ("ETF")	40	-	24	-
Index mutual funds	-	-	5	-
Unlisted shares:
Private placement	-	490	-	507
Total	12,425	490	12,118	507

Yakes Telkom plan assets also include Series B shares issued by the Company with fair value totaling Rp243 billion and Rp217 billion, representing 1.88% and 1.72% of total plan assets as of September 30, 2025 and December 31, 2024, respectively. Bonds issued by The Company with a fair value of Rp85 billion and Rp69 billion represent 0.66% and 0.55% of total assets as of September 30, 2025 and December 31, 2024. The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp856 billion and Rp270 billion for the nine months period ended September 30, 2025 and for the year ended December 31, 2024, respectively.

The actuarial valuation for the post-employment health care benefits plan was performed based on the measurement date as of December 31, 2024 and 2023, with reports dated March 19, 2025 and March 1, 2024, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary for December 31, 2024 and 2023 are as follows:

	2024	2023
Discount rate	7.00%	6.75%
Health care costs trend rate assumed for next year	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2024	2023
Indonesian mortality table	2019	2019

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

c.	Other post-employment benefits cost

The Company provides other post-employment benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (Biaya Fasilitas Perumahan Terakhir or “BFPT”) and home passage leave (Biaya Perjalanan Pensiun dan Purnabhakti or “BPP”) and death allowance (Meninggal Dunia or “MD” allowance) is given to employees who have passed away with an amount of 12 times from the last salary.

The actuarial valuation for the other post-employment benefits plan was performed based on measurement date as of December 31, 2024 and 2023, with reports date March 19, 2025 and March 1, 2024, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary for December 31, 2024 and 2023 are as follows:

	2024	2023
Discount rate	7.00%	6.50%
Indonesian mortality table	2019	2019

d.	Long service employee benefits

The Company provides long service employee benefits to employee hired before July 1, 2002 and have a service period of more than 30 years and retired after September 19, 2019. Total obligation recognized as of September 30, 2025 and December 31, 2024 amounted to Rp0 billion and  Rp1 billion, respectively. The related long service employee benefits cost charged to expense amounted to Rp0 billion and Rp0 billion for the nine months period ended September 30, 2025 and 2024, respectively.

e.	Obligation under the Labor Law

Under Law No. 11 Year 2020, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement. Total obligation recognized as of September 30, 2025 and December 31, 2024 amounted to Rp1,205 billion and  Rp1,064 billion, respectively. The related pension employee benefits cost charged to expense amounted to Rp152 billion and Rp140 billion for the nine months period ended September 30, 2025 and 2024, respectively.

f.	Maturity Profile of Defined Benefit Obligation (“DBO”)

The timing of benefits payments and weighted average duration of DBO for September 30, 2025 and December 31, 2024 are as follows:

	Expected Benefits Payment
	The Company
	Funded
	Defined	Additional			Post-employment	Other post-	Post-employment
	pension benefit	pension benefit			health care	employment	benefits
Time Period	obligation	obligation	Unfunded	Telkomsel	benefits	benefits	UUCK (Telkom)

September 30, 2025
Within next 10 years	18,725	35	270	9,404	7,715	197	118
Within 10-20 years	15,035	28	110	13,131	13,311	118	488
Within 20-30 years	8,744	15	212	8,449	13,927	66	610
Within 30-40 years	3,079	5	20	410	7,896	2	41
Within 40-50 years	539	1	-	-	2,142	-	-
Within 50-60 years	37	-	-	-	340	-	-
Within 60-70 years	1	-	-	-	62	-	-
Within 70-80 years	-	-	-	-	7	-	-

Weighted average
duration of DBO	8.16 years	8.16 years	6.48 years	8.49 years	13.39 years	5.18 years	10.71 years

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

f.	Maturity Profile of Defined Benefit Obligation (“DBO”) (continued)

The timing of benefits payments and weighted average duration of DBO for September 30, 2025 and December 31, 2024 are as follows (continued):

	Expected Benefits Payment
	The Company
	Funded
	Defined	Additional			Post-employment	Other post-	Post-employment
	pension benefit	pension benefit			health care	employment	benefits
Time Period	obligation	obligation	Unfunded	Telkomsel	benefits	benefits	UUCK (Telkom)

December 31, 2024
Within next 10 years	20,107	39	277	9,404	8,153	202	118
Within 10-20 years	15,035	28	110	13,131	13,311	118	488
Within 20-30 years	8,744	15	212	8,449	13,927	66	610
Within 30-40 years	3,079	5	20	410	7,896	2	41
Within 40-50 years	539	1	-	-	2,142	-	-
Within 50-60 years	37	-	-	-	340	-	-
Within 60-70 years	1	-	-	-	62	-	-
Within 70-80 years	-	-	-	-	7	-	-

Weighted average
duration of DBO	8.16 years	8.16 years	6.48 years	8.49 years	13.39 years	5.18 years	10.71 years

g.	Sensitivity Analysis

As of September 30, 2025 and December 31, 2024, 1% change in discount rate and rate of compensation would have effect on DBO, are as follows:

	Discount Rate		Rate of Compensation
	1% Increase	1% Decrease	1% Increase	1% Decrease

	Increase (decrease) in amounts		Increase (decrease) in amounts
Sensitivity
September 30, 2025
Funded:
Defined pension benefit obligation	(1,793)	2,094	151	(145)
Unfunded	(11)	13	14	(13)
Telkomsel	(578)	654	717	(644)
Post-employment health care benefits	(1,654)	2,021	1,933	(1,616)
Other post-employment benefits	(9)	10	3	(3)
Post-employment benefits UUCK (Telkom)	(14)	16	42	(37)

December 31, 2024
Funded:
Defined pension benefit obligation	(1,809)	2,113	153	(146)
Unfunded	(11)	12	13	(12)
Telkomsel	(502)	568	623	(559)
Post-employment health care benefits	(1,663)	2,031	1,943	(1,624)
Other post-employment benefits	(9)	10	3	(3)
Post-employment benefits UUCK (Telkom)	(12)	14	37	(32)

The sensitivity analysis was determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The sensitivity results above determine the individual impact on the Plan’s DBO at the end of the year. In reality, the Plan is subject to multiple external experience items which may move the DBO in similar or opposite directions, and the Plan’s sensitivity to such changes can vary over time.

There are no changes in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

31.	LONG SERVICE AWARDS (“LSA”) PROVISIONS

Telkomsel and Telkomsat provide certain cash awards or certain number of days leave benefits to their employees based on the employees’ length of service requirements, including LSA and Long Service Leaves (“LSL”). LSA are either paid at the time the employees reach certain years of employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and reach a certain minimum age.

The obligation with respect to these awards which was determined based on an actuarial valuation  using the Projected Unit Credit method amounted to Rp1,345 billion and Rp1,192 billion as of  September 30, 2025 and December 31, 2024, respectively. The related benefit costs charged to expense amounted Rp241 billion and Rp208 billion for the nine months period ended September 30, 2025 and 2024, respectively (Note 24).

32.	RELATED PARTIES TRANSACTIONS

a.	Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationships parties	Nature of accounts/transactions
The Government Ministry of Finance	Majority stockholder	Internet and data service revenues, other telecommunication service revenues, finance costs, and investment in financial instruments
State-owned enterprises
Indosat	Entity under common control

Interconnection revenues, leased lines revenues, satellite transponder usage revenues, interconnection expenses, telecommunication facilities usage expenses, operating and maintenance expenses, and usage of data communication network system expenses

PT Pertamina (Persero) (“Pertamina”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
State-owned banks	Entity under common control	Finance income and finance costs
BNI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, consultant expenses, medical expenses, finance income, and finance costs
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
Bank Mandiri	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
PT Perusahaan Listrik Negara (Persero) (“PLN”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues, and electricity expenses
Bahana TCW	Entity under common control	Mutual funds
Sarana Multi Infrastruktur	Entity under common control	Other borrowing and finance costs
Other state-owned enterprises	Entity under common control	Internet and data service revenues, other telecommunication services revenues, operating expenses, and purchase of property and equipments
Associated company
PT Kereta Cepat Indonesia China (“KCIC”)	Other related entities	Other telecommunication service revenue
Padi UMKM	Other related entities

Operational and maintenance expenses, collection fees, training expenses, internal security expenses, research and development expenses, printing expenses, meeting expenses, general and other administrative expenses, promotion expenses, advertising expenses, sales fees, customer education expenses, and marketing expenses

Directors	Key management personnel	Honorarium and facilities
Commissioners	Supervisory personnel	Honorarium and facilities

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

32.	RELATED PARTIES TRANSACTIONS (continued)

a.	Nature of relationships and accounts/transactions with related parties (continued)

The outstanding balances of trade receivables and payables as of September 30, 2025 and  December 31, 2024 are unsecured and interest-free and the settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. As of  September 30, 2025 and December 31, 2024, the Group recorded an increase of impairment loss from trade receivables of related party amounted to Rp73 billion and Rp29 billion, respectively.

b.	Significant transactions with related parties

The following table presents significant transactions with related parties:

	2025		2024
		% of total		% of total
	Amount	revenues	Amount	revenues
Revenues
Majority Stockholder
Ministry of Finance	139	0.13	237	0.21
Entities under common control
Indosat	1,767	1.61	1,703	1.52
Pertamina	520	0.47	486	0.43
BNI	435	0.40	430	0.38
BRI	229	0.21	294	0.26
Bank Mandiri	225	0.21	263	0.23
Others (each below Rp100 billion)	456	0.42	618	0.55
Sub-total	3,632	3.32	3,794	3.37
Other related entities	108	0.10	296	0.26
Associated companies	0	0.00	7	0.01
Total	3,879	3.55	4,334	3.85

	2025		2024
		% of total		% of total
	Amount	expenses	Amount	expenses
Expenses
Entities under common control
PLN	2,156	2.69	2,070	2.59
Indosat	539	0.67	460	0.58
Others (each below Rp100 billion)	251	0.31	299	0.38
Sub-total	2,946	3.67	2,829	3.55
Other related entities
Padi UMKM	262	0.33	402	0.50
Others	50	0.06	56	0.07
Sub-total	312	0.39	458	0.57
Associated companies	68	0.08	86	0.11
Total	3,326	4.14	3,373	4.23

	2025		2024
		% of total		% of total
	Amount	finance income	Amount	finance income
Finance income
Entities under common control
State-owned banks	270	21.01	271	26.57
Total	270	21.01	271	26.57

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

32.	RELATED PARTIES TRANSACTIONS (continued)

b.	Significant transactions with related parties (continued)

The following table presents significant transactions with related parties (continued):

	2025		2024
		% of total		% of total
	Amount	finance cost	Amount	finance cost
Finance cost
Majority stockholder
Ministry of Finance	-	-	1	0.03
Entities under common control
State-owned banks	1,024	25.40	809	20.97
Sarana Multi Infrastruktur	-	-	8	0.21
Total	1,024	25.40	818	21.21

	2025		2024
		% of total		% of total
	Amount	purchases	Amount	purchases
Purchase of property
and equipment
Entities under common control	32	0.21	25	0.14
Total	32	0.21	25	0.14

	2025		2024
		% of total		% of total
	Amount	revenues	Amount	revenue
Distribution of SIM
card and voucher
Associated companies	52	0.05	81	0.07
Total	52	0.05	81	0.07

c.	Balance of accounts with related parties

The following table presents significant transactions with related parties:

	September 30, 2025		December 31, 2024
		% of total		% of total
	Amount	assets	Amount	assets
Cash and cash equivalents
(Note 3)	25,396	8.70	26,217	8.75
Other current financial
asset (Note 4)	961	0.33	918	0.31
Trade receivables
(Note 5)	2,480	0.85	2,350	0.78

Contract assets
Majority stockholder
Ministry of Finance	19	0.01	16	0.01
Entities under common control	189	0.06	193	0.06
Associated companies	1	0.00	1	0.00
Other related entities	4	0.00	3	0.00
Total	213	0.07	213	0.07

Other current asset	145	0.05	138	0.05
Other non-current asset	13	0.00	12	0.00

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

32.	RELATED PARTIES TRANSACTIONS (continued)

c.	Balance of accounts with related parties (continued)

The following table presents significant transactions with related parties (continued):

	September 30, 2025		December 31, 2024
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Trade payables (Note 15)
Majority stockholder
Ministry of Finance	17	0.01	17	0.01
Entities under common control
State-owned enterprises	202	0.15	317	0.23
Indosat	248	0.18	212	0.15
Sub-total	450	0.33	529	0.38
Associated companies	2	0.00	20	0.01
Other related entities	80	0.06	60	0.04
Total	549	0.40	626	0.44

Accrued expenses
Entities under common control
State-owned enterprises	282	0.21	209	0.15
State-owned banks	48	0.04	81	0.06
Others	1	0.00	-	-
Sub-total	331	0.25	290	0.21
Associated companies	0	0.00	1	0.00
Total	331	0.25	291	0.21

Contract liabilities
Majority stockholder
Ministry of Finance	55	0.04	90	0.07
Entities under common control
State-owned enterprises	478	0.35	474	0.35
Others	2	0.00	1	0.00
Sub-total	480	0.35	475	0.35
Associated companies	5	0.00	7	0.01
Other related entities
KCIC	1,028	0.75	1,113	0.81
Others	5	0.00	4	0.00
Sub-total	1,033	0.75	1,117	0.81
Total	1,573	1.14	1,689	1.24
Customer deposits	19	0.01	19	0.01
Short-term bank loans (Note 18)	1,270	0.93	5,554	4.05
Long-term bank loans (Note 19b)	22,035	16.10	15,943	11.62

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

32.	RELATED PARTIES TRANSACTIONS (continued)

d.	Significant agreements with related parties

Indosat

The Company has an agreement with Indosat to provide international telecommunications services to the public.

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s Global System for Mobile (“GSM”) cellular telecommunications network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, which enable each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network, as well as enabling Indosat’s mobile customers to access the Company’s International Direct Dialing (“IDD”) service by dialing “007”.

Indosat's owner, Ooredoo, has merged with Tri, CK Hutchison Holdings (“CKHH”) by merging their companies into Indosat Ooredoo Hutchison. With this merger and the latest MoCI Regulation  No. 5 of 2021, the Company has amended the interconnection cooperation agreement for fixed-line networks (local, Sambungan Langsung Jarak Jauh ("SLJJ"), and international) and mobile networks on May 30, 2023 in order to implement cost-based tariff obligations based on the 2014 Interconnection Offering Document.

The Company also provides leased lines to Indosat and its subsidiaries, namely PT Aplikanusa Lintasarta (“Lintasarta”). The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile, or other telecommunication services.

e.	Remuneration of key management and supervisory personnel

Key management personnel consists of the Board of Directors of the Company and supervisory personnel consists of the Board of Commissioners.

The Company provides remuneration in the form of salaries/honorarium and facilities to support the governance and oversight duties of the Board of Commissioners along with the leadership and management duties of the Board of Directors. Total of such remuneration is as follows:

	2025		2024
		% of total		% of total
	Amount	expenses	Amount	expenses
Board of Directors	358	0.45%	420	0.53%
Board of Commissioners	118	0.15%	145	0.18%

The amounts disclosed in the table above are amounts recognized as general and administration expense during the reporting periods.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

33.	OPERATING SEGMENTS

The Group has four primary reportable segments, namely mobile, consumer, enterprise, and WIB. The mobile segment provides mobile voice, SMS, value added services, and mobile broadband. The consumer segment provides IndiHome services (bundled service of fixed wireline, pay TV, and internet) and other telecommunication services to residential customers. The enterprise segment provides end-to-end solution to corporate and institutional customers. The WIB segment provides interconnection services, broadband access, information technology services, data, and internet services to other licensed telecommunication operator and international customers. Other segment provides digital content products (music and game), big data, Business-to-Business (“B2B”) Commerce, and financial services to individual and corporate customers. There are no operating segments that have been aggregated to form the reportable segments.

Management monitors the operating results of the business units separately for the purpose of decision-making about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. However, the financing activities and income taxes are managed on group basis and are not separately monitored and allocated to operating segments.

Segment revenues and expenses include inter-segment transactions and are accounted at prices that, management believes, represent market prices.

	2025
							Adjustment
						Total	and	Total
	Mobile	Consumer	Enterprise	WIB	Others	segment	elimination	consolidated
Segment results
Revenues
External revenues	59,071	19,793	14,885	14,166	1,416	109,331	286	109,617
Inter-segment revenues	2,478	(70)	16,843	15,191	675	35,117	(35,117)	-
Total segment revenues	61,549	19,723	31,728	29,357	2,091	144,448	(34,831)	109,617

Segment results	16,780	6,527	1,267	6,294	(403)	30,465	(4,043)	26,422
Other information
Capital expenditures	(7,600)	(3,598)	(1,065)	(3,056)	(2)	(15,321)	(125)	(15,446)
Depreciation and amortization	(15,381)	(5,161)	(2,254)	(5,239)	(12)	(28,047)	2,980	(25,067)
Provision recognized in
current period	(413)	(552)	(345)	(124)	(17)	(1,451)	3	(1,448)

	2024
							Adjustment
						Total	and	Total
	Mobile	Consumer	Enterprise	WIB	Others	segment	elimination	consolidated
Segment results
Revenues
External revenues	62,871	19,644	15,150	13,410	733	111,808	411	112,219
Inter-segment revenues	2,309	99	18,487	15,875	1,319	38,089	(38,089)	-
Total segment revenues	65,180	19,743	33,637	29,285	2,052	149,897	(37,678)	112,219

Segment results	19,631	6,554	333	6,966	(865)	32,619	(3,002)	29,617
Other information
Capital expenditures	(9,065)	(3,667)	(2,052)	(2,602)	(7)	(17,393)	(90)	(17,483)
Depreciation and amortization	(15,564)	(4,417)	(2,563)	(5,019)	(14)	(27,577)	3,327	(24,250)
Provision recognized in
current period	(108)	(415)	(282)	(32)	(7)	(844)	(145)	(989)

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

33.	OPERATING SEGMENTS (continued)

Adjustments and eliminations:

a.Revenue reconciliation

	2025	2024
Total segment revenues	144,448	149,897
Revenue from other non-operating segments	286	411
Adjustment and inter-segment elimination	(35,117)	(38,089)
Consolidated revenues	109,617	112,219

b.Segment results reconciliation

	2025	2024
Total segment results	30,465	32,619
Loss from other non-operating segments	(2,487)	(1,435)
Adjustment and inter-segment elimination	1,195	1,266
Finance income	1,285	1,020
Finance cost	(4,031)	(3,857)
Share of profit (loss) of long-term investment in associates	(5)	4
Consolidated profit before income tax	26,422	29,617

c.Capital expenditure reconciliation

	2025	2024
Total segment capital expenditure	(15,321)	(17,393)
Capital expenditure from
other non-operating segments	(125)	(90)
Consolidated capital expenditure	(15,446)	(17,483)

d.Depreciation and amortization reconciliation

	2025	2024
Total segment depreciation and amortization	(28,047)	(27,577)
Depreciation and amortization from
other non-operating segments	(146)	(154)
Adjustment and inter-segment elimination	3,126	3,481
Consolidated depreciation and amortization	(25,067)	(24,250)

e.Provision recognized in current period reconciliation

	2025	2024
Total segment provision	(1,451)	(844)
Provision recognized from other
non-operating segments	(5)	(15)
Adjustment and inter-segment elimination	8	(130)
Consolidated provision recognized
in current period	(1,448)	(989)

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

33.	OPERATING SEGMENTS (continued)

Geographic information:

	2025	2024
External revenues
Indonesia	102,523	105,853
Abroad	7,094	6,366
Total	109,617	112,219

The revenue information above is based on the location of the customers.

There are no revenue from major customer which exceeds 10% of total revenues for the nine months period ended September 30, 2025 and 2024.

	September 30, 2025	December 31, 2024
Non-current operating assets
Indonesia	183,435	187,158
Abroad	2,790	2,850
Total	186,225	190,008

Non-current operating assets for segment reporting purpose consist of property and equipment and intangible assets.

34.	TELECOMMUNICATIONS SERVICE TARIFFS

Under Law No. 36 Year 1999 and Government Regulation No. 52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure, and with respect to the price cap formula set by the Government. Furthermore, these regulations were superseded by Law No. 11 Year 2020 and Government Regulation No. 46 Year 2021 where the authorised minister is able to determine the upper and/or lower tariff limits.

a.	Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in MoCI Regulation No. 5/2021 dated March 31, 2021 concerning “Telecommunication Operation”. This Decree replaced the previous Decree No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008.

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

i.	Activation fee
ii.	Monthly subscription charges
iii.	Usage charges, and
iv.	Additional facilities fee.

b.	Mobile cellular telephone tariffs

On March 31, 2021, MoCI issued MoCI Regulation No. 5/2021, which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost.

Under MoCI Regulation No. 5/2021, cellular tariffs for the operation of telecommunication services connected through mobile cellular network consist of the following:

i.	Basic telephony services tariff
ii.	Roaming tariff, and/or
iii.	Multimedia services tariff

with the following traffic structure:

i.	Activation fee
ii.	Monthly subscription charges, and/or
iii.	Usage charges

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

34.	TELECOMMUNICATIONS SERVICE TARIFFS (continued)

c.Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for SMS interconnection tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication provider operators.

Based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 of the Director General of Post and Informatics, the Director General of Post and Informatics decided to implement new interconnection tariff effective from February 1, 2014 until December 31, 2016, subject to evaluation on an annual basis. Pursuant to the Director General of Post and Informatics letter, the Company and Telkomsel are required to submit the Reference Interconnection Offer (“RIO”) proposal to ITRB to be evaluated.

Subsequently, ITRB in its letters No. 60/BRTI/III/2014 dated March 10, 2014 and No. 125/BRTI/IV/2014 dated April 24, 2014 approved Telkomsel and the Company’s revision of RIO regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS.

On January 18, 2017, ITRB in its letters No. 20/BRTI/DPI/I/2017 and No. 21/BRTI/DPI/I/2017, decided to use the interconnection tariff based on the Company and Telkomsel’s RIO in 2014 until the new interconnection tariff is set.

d.Network lease tariffs

In 2008, the Director General of Post and Telecommunication issued Decree No. 115 of 2008 which stated its agreement on Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service Owned by Dominant Network Lease Service Provider in conformity with the Company’s proposal. Through MoCI Regulation No. 5/2021, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease.

e.Tariff for other services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

35.SIGNIFICANT COMMITMENTS, AGREEMENTS, AND OTHERS

a.	Capital expenditures

As of September 30, 2025, capital expenditures committed under the contractual arrangements are Rp13,044 billion and US$173 million, and other currencies equivalent to Rp24 billion.

The above balance includes the following significant agreements:

Contracting parties	Period of agreement	Significant part of the agreement
Telkomsel and PT Phincon	September 12, 2019 - September 12, 2027	Development and Rollout Agreement ("DRA") and Technical Support Agreement ("TSA") Customer Relationship Management ("CRM") Solution System Integrator
Telkomsel, PT Ericsson Indonesia, PT Huawei Tech Investment, and PT ZTE Indonesia	February 1, 2021 - January 31, 2027	Procurement Agreement for Radio Ultimate Solution ("ROA") and TSA
Telkomsat and Thales Alenia Space France ("TAS")	October 28, 2021 - October 27, 2037	Procurement and Installation Agreement of HTS 113BT Satellite System
Telkomsel and PT Ericsson Indonesia	February 13, 2022 - February 12, 2025*	Procurement Agreement for CS Core Solution ROA and TSA
Telkomsel and PT Lintas Teknologi Indonesia	February 13, 2022 - February 12, 2025*	Procurement Agreement for CS Core Solution ROA and TSA
Telkomsel and PT Huawei Tech Investment	March 24, 2022 - March 24, 2025*	Procurement Agreement for GGSN
Telkomsel, Amdocs Software Solutions Limited Liability Company, and PT Application Solutions	October 8, 2024 - October 7, 2029	Agreement Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development
Telkomsel and PT Application Solutions	October 8, 2024 - October 7, 2029	TSA for OCS and SCP
TDE and PT ZTE Indonesia	October 14, 2024 - October 14, 2027	Contract Agreement of General Contractor ("GC") for Delta Project Level-2 Fit Out Works
The Company and PT Putra Arga Binangun	December 12, 2024 - December 11, 2026	Agreement Procurement and Installation for OTN Metro ("OTM") Future State Architecture ("FSA") - Platform ZTE
The Company and PT Lintas Teknologi Indonesia	December 13, 2024 - December 12, 2026	Agreement Procurement and Installation for OTN Metro ("OTM") Future State Architecture ("FSA") - Platform Nokia
The Company and PT Packet Systems Indonesia	December 18, 2024 - December 17, 2026	Agreement Procurement and Installation for OTN Metro ("OTM") Future State Architecture ("FSA") - Platform Huawei
TDI and KSO-PP Adhi	January 3, 2025 - February 26, 2026	Procurement for General Contractor for Data Center Construction
TDI and PT Trakindo Utama Tbk.	January 17, 2025 - January 14, 2026	Procurement for Supply, Delivery, Installation, Testing and Commissioning Generator and Fuel System
Telkomsel and PT Ericsson Indonesia	January 23, 2025 - January 28, 2028	Procurement Agreement of Next Generation of Gateway GPRS Support Node ("GGSN") (Virtualized EPC)
Telkomsel and PT Lintas Teknologi Indonesia	April 8, 2025 - April 7, 2028	Procurement Agreement of Next Generation of Gateway GPRS Support Node ("GGSN") (Virtualized EPC)
Telkomsel and PT Cahaya Mutiara Mandiri	May 26, 2025 - May 25, 2028	Procurement Agreement of Next Generation of Gateway GPRS Support Node ("GGSN") (Virtualized EPC)

* As of the authorization date of these consolidated financial statements, Telkomsel is actively engaged in the process of extending the agreement.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

35.SIGNIFICANT COMMITMENTS, AGREEMENTS, AND OTHERS (continued)

b.	Borrowings and other credit facilities

(i)	As of September 30, 2025, the Company has bank guarantee facilities for tender bonds, performance bonds, maintenance bonds, deposit guarantee, and advance payment bonds for various projects of the Company, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	500	March 14, 2026	Rp	5
BNI	500	March 31, 2026	Rp	37
Bank Mandiri	500	June 21, 2026	Rp	108
Total	1,500			150

The Company has sufficient bank facilities to meet its current obligations (Note 37b.v).

(ii)	As of September 30, 2025, Telkomsel has bank guarantee facilities for various projects, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	1.000	September 25, 2028	Rp	618
BNI	2.100	December 11, 2025	Rp	1.414
Total	3.100			2.032

Bank guarantee facility with BRI and BNI are mainly for performance bond and surety bond of radio frequency (Note 35c.i).

(iii)	Telin has a bank guarantee facilities from Bank Mandiri and BRI with a maximum credit limit of US$25 million and US$5 million or equal to Rp403 billion and Rp81 billion, respectively. As of September 30, 2025, there is no bank guarantee facility used.

c.	Others

(i)	Radio frequency usage

With reference to Law No. 36 of 1999, the use of radio frequency spectrum and the cost of using radio frequency are determined by the Government. With reference to the Decision Letter No. 025/TEL.01.02/2022 Year 2022 dated January 28, 2022, of the MoCI, the MoCI granted Telkomsel the rights to provide mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz, 1,800 MHz, 2.1 GHz and 2.3 GHz; and basic telecommunication services.

With reference to Decision Letters No. 509 Year 2016, No. 1896 Year 2017, No. 806 Year 2019, No. 620 Year 2020, No. 178 Year 2021, No. 479 Year 2022, No. 90 Year 2023, and  No. 188 Year 2023 of the MoCI, Telkomsel is required, among other things, to:

1.	Issue a surety bond each year amounting Rp1.03 trillion for spectrum 2.3 GHz.
2.	Issue a surety bond each year amounting Rp360 billion for both spectrum 2.3 GHz Block A and C.
3.	Issue a surety bond amounting Rp617 billion for spectrum 2.1 GHz.
4.	Pay an annual right of usage (“BHP”) as set forth in the decision letters. The BHP is payable upon receipt of Surat Pemberitahuan Pembayaran (notification letter) from the DGPI. The BHP fee is payable annually up to the expiry period of the license.

The following are radio frequency band licenses owned by Telkomsel along with the BHP fees paid during current year:

1.	Radio frequency for band 800 MHz, 900 MHz, and 1,800 MHz

Based on Decree No. 620 Year 2020 of the MoCI, concerning the extension of the determination of radio frequency bands 800 MHz, 900 MHz and 1,800 MHz, Telkomsel should pay annual frequency usage fees from 2020 to 2030.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

35.SIGNIFICANT COMMITMENTS, AGREEMENTS AND OTHERS (continued)

c.	Others (continued)

(i)	Radio frequency usage (continued)

The following are radio frequency band licenses owned by Telkomsel along with the BHP fees paid during current year (continued):

2.	Radio frequency for band up to 2.1 GHz

License No.	Description
Decree No. 90 Year 2023 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI	On February 27, 2023, Telkomsel was granted to utilize the annual radio frequency license for band 1,975 - 1,980 MHz paired with 2,165 - 2,170 MHz until March 18, 2033.
Decree No. 509 Year 2016 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI	MoCI granted the extension of the radio frequency license for band 1,970 - 1,975 MHz paired with 2,160 - 2,165 MHz until March 28, 2026.
Decree No. 806 Year 2019 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI	MoCI granted the extension of the radio frequency license for band 1,965 - 1,970 MHz paired with 2,155 - 2,160 MHz until September 30, 2029.
Decree No. 479 Year 2022 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI

Telkomsel as the winner of auction and was granted to utilize the radio frequency license for band 1,960 - 1,965 MHz paired with 2,150 - 2,155 MHz effective from January 11, 2023 until January 10, 2033.

3.	Radio frequency for band up to 2.3 GHz

License No.	Description
Decree No. 1896 Year 2017 of the MoCI	Telkomsel was appointed to use the radio frequency license for band 2,300 - 2,330 Mhz until 2026.
Decree No. 178 Year 2021 of the MoCI	Telkomsel as the winner to utilize the radio frequency license for band 2,330 - 2,340 MHz paired with 2,340 - 2,350 MHz for Block A and Block C, respectively until 2030.
Decree No. 487 Year 2022 of the MoCI amd. Decree No. 92 Year 2023 of the MoCI	On November 18, 2022, Telkomsel received a right to use reallocated radio frequency license for band 2,340 - 2,355 MHz paired with 2,330 - 2,360 MHz until November 17, 2029.
Decree No. 188 Year 2023 of the MoCI	On April 18, 2023, Telkomsel was granted an approval to allocate part of the rights-of-use of 2.3 GHz radio frequency spectrum to PT Smart Telecom.

(ii)	Radio frequency spectrum cooperation agreement

The MoCI has given approval to Telkomsel for a cooperation on the use of radio frequency spectrum with KCIC through a letter No. B-171/M.KOMINFO/SP.01.01/03/2023 dated  March 17, 2023, regarding the Cooperation Agreement on the Use of Radio Frequency Spectrum in the range of 891 - 895 MHz paired with 936 - 940 MHz, with a period up to December 14, 2030.

As result from this agreement, KCIC shall pay to the Company several compensations, which are annual utilization fees totaling Rp878 billion, network recovery fee of Rp1,250 billion, as well as incremental operational and maintenance costs.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

35.	SIGNIFICANT COMMITMENTS, AGREEMENTS AND OTHERS (continued)

c.	Others (continued)

(iii)	Supplier of Google product cooperation agreement

On November 10, 2022, Sigma and PT Google Cloud Indonesia (“Google”) signed a cooperation agreement which authorizes Sigma as a supplier of Google products. This agreement requires Sigma to meet certain minimum purchase commitments for Google products over a three-year period. Sigma is obliged to pay the difference between the actual value of Google product purchases and the minimum commitment.

(iv)	Conditional Sale and Purchase Agreement of Telkomsel with PT Dhost Telekomunikasi Nusantara (”Dhost”)

On June 26, 2024, Telkomsel entered into a Conditional Sale and Purchase Agreement with Dhost for the sale of 850 units in-building telecommunication coverage antenna system (“IBS”) with total consideration of Rp685 billion. Subsequently, 689 units of the IBS were utilized by Dhost to provide in-building coverage service to Telkomsel. Telkomsel has assessed this transaction does not meet the sale and leaseback criteria under PSAK 116 and recognized a gain on sale of Rp642 billion.

(v)	USO

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Mitratel on December 9, 2011) was selected by Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”), now has been renamed as Badan Aksesibilitas Telekomunikasi dan Informasi (“BAKTI”) as a provider of the USO Program in the border areas with a total price of Rp261 billion. In 2015, the Program was ceased. In January 2016, Telkomsel filed an arbitration claim to BANI for the settlement of the outstanding receivables of USO Programs.

On June 22, 2017, Telkomsel received a decision letter from BANI No. 792/1/ARB-BANI/2016 requesting BAKTI to pay compensation to Telkomsel amounting to Rp218 billion, and as of the date of the issuance of these consolidated financial statements Telkomsel has received the payment from BAKTI amounting to Rp91 billion (before tax) and no additional payment.

The MoCI issued Regulation No. 5 Year 2021 dated March 31, 2021, which replaced previous regulations regarding policies underlying the USO program. The regulation requires telecommunications operators in Indonesia to contribute 1.25% of gross revenues (with due consideration for bad debts and/or interconnection charges and/or connection charges and/or the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged) for USO development.

Based on Decree No. 827/KOMINFO/BAKTI.31/KS.1/10/2021 dated October 4, 2021,  of BAKTI granted Telkomsel as operating cooperation partners (“KSO”) for eight packages KSO, which cover Nusa Tenggara, Kalimantan, Sulawesi, Maluku, West Papua, West Central Papua, North Central Papua and South East Papua for period from 2021 until 2031.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

35.	SIGNIFICANT COMMITMENTS, AGREEMENTS AND OTHERS (continued)

c.	Others (continued)

(vi)Contingency

Under PSAK 237: Provisions, Contingent Liabilities And Contingent Assets, a provision should be recognized when there is a present obligation (legal or constructive) arising from a past event, an outflow of economic benefits to settle the obligation is probable (more likely than not), and the amount can be reliably estimated.

In October 2023, the Group received a document request from the U.S. Securities and Exchange Commission (“SEC”) as it relates to Telkom Infra’s involvement in a project with the Indonesian Information and Telecommunication Accessibility Agency of the Ministry of Communication and Informatics (“BAKTI Kominfo”) regarding the provision of 4G Base Transceiver Station (“BTS”) infrastructure. The SEC has since expanded its investigation to include accounting and disclosures issues relating to the Group's revenue recognition and financial reporting practices and internal control over financial reporting, as well as public reports regarding certain Indonesian legal proceedings involving the Group, various subsidiaries and affiliates, and certain of the Group's clients and suppliers. Through our internal audit process and investigations, we have determined, or we suspect (for those projects and transactions which are still under investigation) that certain transactions lack economic substance. Beginning in May 2024, the Group also received additional requests for information from the U.S. Department of Justice (“DOJ”) focused on compliance with the U.S. Foreign Corrupt Practices Act (“FCPA”). Each U.S. authority is aware of the other agency’s investigation. As at September 30, 2025, the SEC’s and DOJ’s investigations are ongoing. The Group is cooperating with the U.S. authorities and has retained outside counsel to conduct an internal investigation into these issues which is ongoing.

For the above mentioned requests from the SEC on project with BAKTI Kominfo and the DOJ on compliance with FCPA, the Group is currently unable to estimate the reasonably possible loss or a range of reasonable possible loss as the requests are in the early stages, and there is considerable uncertainty regarding the timing or ultimate resolution of such investigations, which includes fine, penalty or business impact, if any.

For the above mentioned investigation on the Group’s accounting and disclosure issues relating to revenue recognition and financial reporting practices and internal control over financial reporting, based on the Group’s assessment up to the date of the issuance of the consolidated financial statements, the Group currently does not believe that the above mentioned investigation will have a material adverse effect on its September 30, 2025, and December 31, 2024, consolidated financial statements.

It is possible, however, that future financial performance could be materially affected by changes in the assessments to the impacts to the above mentioned requests from the SEC on project with BAKTI Kominfo and the DOJ on compliance with FCPA and investigation on the Group’s accounting and disclosure issues.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

36.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are as follows:

	September 30, 2025
	U.S. Dollar	Japanese Yen	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	526.23	5.61	20.34	9,111
Other current financial assets	63.49	-	-	1,057
Trade receivables
Related parties	0.22	-	0.01	3
Third parties	146.59	-	12.69	2,656
Contract assets	3.38	-	-	57
Other receivables	0.52	-	0.12	11
Other current assets	1.60	-	0.33	33
Long-term investment in financial instruments	338.38	-	7.41	5,764
Other non-current assets	0.41	-	1.17	27
Total assets	1,080.82	5.61	42.07	18,719
Liabilities
Trade payables
Related parties	(0.05)	-	-	(1)
Third parties	(120.96)	(23.56)	(1.91)	(2,052)
Other payables	(0.15)	-	(3.35)	(58)
Accrued expenses	(11.50)	-	(5.54)	(284)
Customer deposits	(4.07)	-	(0.59)	(78)
Short-term bank loans	(2.71)	-	-	(45)
Current maturities of long-term loans and lease liabilities	(7.09)	-	(0.32)	(123)
Long-term loans and lease liabilities	(21.73)	-	(1.33)	(385)
Other liabilities	(0.38)	-	-	(5)
Total liabilities	(168.64)	(23.56)	(13.04)	(3,031)
Assets (liabilities) - net	912.18	(17.95)	29.03	15,688

	December 31, 2024
	U.S. Dollar	Japanese Yen	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	475.58	5.62	12.97	7,885
Other current financial assets	18.19	-	0.06	295
Trade receivables
Related parties	0.19	-	0.01	3
Third parties	134.77	-	18.64	2,479
Contract assets	2.77	-	-	45
Other receivables	1.09	-	-	18
Other current assets	2.05	-	0.31	38
Long-term investment in financial instruments	389.31	-	12.28	6,464
Other non-current assets	0.42	-	2.90	53
Total assets	1,024.37	5.62	47.17	17,280
Liabilities
Trade payables
Related parties	(0.01)	-	-	0
Third parties	(127.43)	(17.95)	(3.45)	(2,119)
Other payables	3.76	-	(8.00)	(70)
Accrued expenses	(13.90)	-	(1.83)	(254)
Customer deposits	(2.72)	-	(0.27)	(47)
Current maturities of long-term loans and lease liabilities	(9.33)	-	(0.28)	(155)
Long-term loans and lease liabilities	(24.65)	-	(1.47)	(422)
Other liabilities	(0.09)	-	(0.05)	(2)
Total liabilities	(174.37)	(17.95)	(15.35)	(3,069)
Assets (liabilities) - net	850.00	(12.33)	31.82	14,211

*Assets and liabilities denominated in other foreign currencies are presented as U.S. Dollar equivalents using the buy and sell rates quoted by Reuters prevailing at the end of the reporting period.

The Group’s activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates, and interest rates.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS

a.	Financial assets and financial liabilities

i.	Classification

(a)	Financial assets

	September 30, 2025	December 31, 2024
Amortized cost
Cash and cash equivalents	31,554	33,905
Other current financial assets	1,702	1,196
Trade receivables	12,546	12,193
Other receivables	171	621
Other non-current assets	218	165
FVTPL
Long-term investment in financial instruments	7,103	8,174
Other current financial assets	95	89
FVTOCI
Long-term investment in financial instruments	68	51
Total financial assets	53,457	56,394

(b)	Financial liabilities

	September 30, 2025	December 31, 2024
Financial liabilities measured at amortized cost
Trade payables	14,306	15,336
Other payables	408	454
Accrued expenses	13,081	14,192
Customers deposits	49	41
Short-term bank loans	7,569	11,525
Bonds	2,696	5,043
Long-term bank loans	43,256	36,341
Lease liabilities	24,157	23,959
Total financial liabilities	105,522	106,891

ii.	Fair values

The following table presents comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant:

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
September 30, 2025	value	Fair value	(level 1)	(level 2)	(level 3)
FVTPL
Other current financial assets	95	95	95	-	-
Long-term investment in financial instruments	7,103	7,103	1,295	-	5,808
FVTOCI
Long-term investment in financial instruments	68	68	-	-	68
Financial liabilities at amortized cost
Interest-bearing loans and other borrowings:
Bonds	2,696	3,409	3,409	-	-
Long-term bank loans	43,256	43,238	-	-	43,238
Lease liabilities	24,157	24,157	-	-	24,157
Total	77,375	78,070	4,799	-	73,271

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

a.	Financial assets and financial liabilities (continued)

ii.	Fair values (continued)

The following table presents comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant (continued):

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
December 31, 2024	value	Fair value	(level 1)	(level 2)	(level 3)
FVTPL
Other current financial assets	89	89	89	-	-
Long-term investment in financial instruments	8,174	8,174	1,668	-	6,506
FVTOCI
Long-term investment in financial instruments	51	51	-	-	51
Financial liabilities at amortized cost
Interest-bearing loans and other borrowings:
Bonds and MTN	5,043	5,669	5,669	-	-
Long-term bank loans	36,341	36,472	-	-	36,472
Lease liabilities	23,959	23,959	-	-	23,959
Other liabilities	104	104	-	-	104
Total	73,761	74,518	7,426	-	67,092

Gain on fair value measurement recognized in consolidated statements of profit or loss and other comprehensive income for the nine months period ended September 30, 2025 amounting to Rp13 billion.

Reconciliations of the beginning and ending balances for items measured at fair value using significant unobservable inputs (level 3) for the nine months period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

	September 30, 2025	December 31, 2024
Beginning balance	6,557	5,997
Gain recognized in consolidated statement
of profit or loss and other comprehensive income	13	578
Purchase/addition	16	49
Settlement/deduction	(710)	(67)
Ending balance	5,876	6,557

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

a.	Financial assets and financial liabilities (continued)

iii.	Fair value measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between parties in an arm's length transaction.

The fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade and other receivables, other current financial assets, trade and other payables, accrued expenses, and short-term bank loans) and other non-current assets are considered to approximate their carrying amounts as the impact of discounting is not significant.

The fair values of long-term financial assets (other non-current assets (long-term trade receivables and restricted cash)) approximate their carrying amounts as the impact of discounting is not significant.

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(a)	Fair value through profit or loss, primarily consists of stocks, mutual funds, corporate and government bonds, and convertible bonds. Stocks and mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. The fair value of convertible bonds and subsidiaries investments (non-listed equity investments) are determined using valuation technique. Corporate and government bonds are stated at fair value by reference to prices of similar securities at the reporting date.
(b)	The fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Group for similar liabilities of comparable maturities by the bankers of the Group, except for bonds which are based on market price.

The fair value estimates are inherently judgemental and involve various limitations, including:

(a)	Fair values presented do not take into consideration the effect of future currency fluctuations.
(b)	Estimated fair values are not necessarily indicative of the amounts that the Group would record upon disposal/termination of the financial assets and liabilities.

b.	Financial risk management objectives and policies

The Group’s activities expose it to a variety of financial risks such as market risks (including foreign exchange risk, market price risk, and interest rate risk), credit risk, and liquidity risk. Overall, the Group’s financial risk management program is intended to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy on foreign currency risk management mainly on time deposit placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

Financial risk management is carried out by the Group Financial Accounting & Treasury unit under policies approved by the Board of Directors. The Group Financial Accounting & Treasury unit identifies, evaluates and hedges financial risks.

i.	Foreign exchange risk

The Group is exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S. Dollars and Japanese Yen. The Group’s exposures to other foreign exchange rates are not material.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

i.	Foreign exchange risk (continued)

Increasing risks of foreign currency exchange rates on the obligations of the Group are expected to be partly offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current foreign currency liabilities.

The following table presents the Group’s financial assets and financial liabilities exposure to foreign currency risk:

	September 30, 2025		December 31, 2024
	U.S. Dollar	Japanese Yen	U.S. Dollar	Japanese Yen
	(in billions)	(in billions)	(in billions)	(in billions)
Financial assets	1.08	0.01	1.02	0.01
Financial liabilities	(0.17)	(0.02)	(0.17)	(0.02)
Net exposure	0.91	(0.01)	0.85	(0.01)

Sensitivity analysis

A strengthening of the U.S. Dollar and Japanese Yen, as indicated below, against the Rupiah  at September 30, 2025 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
September 30, 2025
U.S. Dollar (1% strengthening)	152
Japanese Yen (5% strengthening)	(0)

A weakening of the U.S. Dollar and Japanese Yen against the Rupiah at September 30, 2025, would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

ii.	Market price risk

The Group is exposed to changes in debt and equity market prices related to financial assets measured at FVTPL carried at fair value. Gains and losses arising from changes in the fair value of financial assets measured at FVTPL are recognized in the consolidated statements of profit or loss and other comprehensive income.

The performance of the Group’s financial assets measured at FVTPL is monitored periodically, together with a regular assessment of their relevance to the Group’s long-term strategic plans.

As of September 30, 2025, management considered the price risk for the Group’s financial assets measured at FVTPL to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

iii.	Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group to interest rate risk (Notes 18 and 19). To measure market risk pertaining to fluctuations in interest rates, the Group primarily uses interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	September 30, 2025	December 31, 2024
Fixed rate borrowings	50,053	48,097
Variable rate borrowings	27,625	28,771

Sensitivity analysis for variable rate borrowings

As of September 30, 2025, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp69 billion, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

iv.	Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	September 30, 2025	December 31, 2024
Cash and cash equivalents	31,554	33,905
Other current financial assets	1,797	1,285
Trade receivables	12,546	12,193
Other receivables	171	621
Other non-current assets	218	165
Total	46,286	48,169

The Group is exposed to credit risk primarily from cash and cash equivalents, trade receivables and other receivables. The credit risk is controlled by continuous monitoring of outstanding balance and collection. Credit risk from balances with banks and financial institutions is managed by the Group Financial Accounting & Treasury Unit in accordance with the Group’s written policy.

The Group placed the majority of its cash and cash equivalents in state-owned banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State. Therefore, it is intended to minimize financial loss through banks and financial institutions’ potential failure to make payments.

The customer credit risk is managed by continuous monitoring of outstanding balances and collection. Trade and other receivables do not have any major concentration of risk whereas no customer receivable balance exceeds 6.07% of trade receivables as of  September 30, 2025 (2024: 5.76%).

Management is confident in its ability to continue to control and sustain minimal exposure to the customer credit risk given that the Group has recognized sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

v.	Liquidity risk

Liquidity risk arises in situations where the Group has difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash in order to meet the Group’s financial obligations. The Group continuously performs an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratios, against debt covenant requirements.

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Carrying	Contractual					2029 and
	amount	cash flows	2025	2026	2027	2028	thereafter
September 30, 2025
Trade payables	14,306	(14,306)	(14,306)	-	-	-	-
Other payables	408	(408)	(408)	-	-	-	-
Accrued expenses	13,081	(13,081)	(13,081)	-	-	-	-
Customer deposits	49	(49)	(49)	-	-	-	-
Interest bearing loans:
Short-term bank loans	7,569	(7,569)	(7,569)	-	-	-	-
Bonds	2,696	(6,619)	(296)	(75)	(296)	(297)	(5,655)
Long-term bank loans	43,256	(48,505)	(21,891)	(2,097)	(7,291)	(6,157)	(11,069)
Lease liabilities	24,157	(29,204)	(7,442)	(643)	(4,242)	(3,513)	(13,364)
Total	105,522	(119,741)	(65,042)	(2,815)	(11,829)	(9,967)	(30,088)

	Carrying	Contractual					2029 and
	amount	cash flows	2025	2026	2027	2028	thereafter
December 31, 2024
Trade payables	15,336	(15,336)	(15,336)	-	-	-	-
Other payables	454	(454)	(454)	-	-	-	-
Accrued expenses	14,192	(14,192)	(14,192)	-	-	-	-
Customer deposits	41	(41)	(41)	-	-	-	-
Interest bearing loans and
other borrowings:
Short-term bank loans	11,525	(11,525)	(11,525)	-	-	-	-
Bonds and MTN	5,043	(9,307)	(2,763)	(296)	(296)	(297)	(5,655)
Other borrowings	36,341	(42,701)	(15,419)	(8,442)	(6,086)	(4,955)	(7,799)
Lease liabilities	23,959	(29,261)	(6,824)	(4,597)	(3,656)	(3,152)	(11,032)
Other liabilities	104	(120)	(6)	(29)	(29)	(28)	(28)
Total	106,995	(122,937)	(66,560)	(13,364)	(10,067)	(8,432)	(24,514)

The difference between the carrying amount and the contractual cash flows is interest value. The interest value of variable-rate borrowings are determined based on the effective interest rates as of reporting date.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

38.	CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	September 30, 2025		December 31, 2024
	Amount	Portion	Amount	Portion
Short-term debts	7,569	3.52%	11,525	5.26%
Long-term debts	70,109	32.64%	65,343	29.85%
Total debts	77,678	36.16%	76,868	35.11%
Equity attributable to owners
of the parent company	137,139	63.84%	142,094	64.89%
Total	214,817	100.00%	218,962	100.00%

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Group conducts debt valuation to assess possibilities of refinancing existing debts  with new ones with have more efficient cost that will lead to more optimized cost-of-debt. In case of idle cash with limited investment opportunities, the Group will consider buying back its shares of stock or paying dividend to its stockholders.

In addition to complying with loan covenants, the Group also maintains its capital structure at the level it believes will not risk its credit rating and which is comparable with its competitors.

Debt-to-equity ratio (comparing net interest-bearing debt to total equity) is a ratio which is monitored  by management to evaluate the Group’s capital structure and review the effectiveness of the Group’s debts. The Group monitors its debt levels to ensure the debt-to-equity ratio complies with or is below the ratio set out in its contractual borrowings arrangements and that such ratio is comparable or better than that of regional area entities in the telecommunications industry.

The Group’s debt-to-equity ratio as of September 30, 2025 and December 31, 2024, respectively, were as follows:

	September 30, 2025	December 31, 2024
Total interest-bearing debts	77,678	76,868
Less: cash and cash equivalents	(31,554)	(33,905)
Net debts	46,124	42,963
Total equity attributable to owners
of the parent company	137,139	142,094
Net debt-to-equity ratio	33.63%	30.24%

As stated in Note 19, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. For the period ended September 30, 2025 and December 31, 2024, the Group has complied with externally imposed capital requirements.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

39.	SUPPLEMENTAL CASH FLOWS INFORMATION

a.	The non-cash investing activities for the nine periods ended September 30, 2025 and 2024 are as follows:

	2025	2024
Acquisition of property and equipment:
Credited to trade payables	1,515	1,931
Borrowing cost capitalization	4	75

Addition of right-of-use assets:
Credited to leases (Note 12)	5,873	7,986

Acquisition of intangible assets:
Credited to trade payables	256	149

b.	The changes in liabilities arising from financing activities is as follows:

			Non-cash changes
			Foreign exchange		Other
	January 1, 2025	Cash flows	movement	New leases	Changes	September 30, 2025
Short-term bank loans	11,525	(3,956)	-	-	-	7,569
Bonds	5,043	(2,350)	-	-	3	2,696
Long-term bank loans	36,341	6,927	2	-	(14)	43,256
Lease liabilities	23,959	(5,923)	17	5,873	231	24,157
Total liabilities from
financing activities	76,868	(5,302)	19	5,873	220	77,678

40.	SUBSEQUENT EVENTS

a.	On October 3, 2025, the Tax Authority issued a Tax Underpayment Assessment Letter ("SKPKB") to Telkomsel for (i) VAT, (ii) Article 23 Income Tax, and (iii) Corporate Income Tax for the 2023 fiscal year, with a total tax underpayment amounting to Rp14,566 billion (including penalties), with the following details:
i.	Regarding (i): For the VAT underpayment of Rp99 billion, Telkomsel accepted the tax assessment, and had recorded a provision of Rp27 billion for the tax penalties and will compensate the tax underpayments of Rp72 billion as a tax credit in accordance with the prevailing laws and regulations.
ii.	Regarding (ii) and (iii): For the underpayment of PPh Article 23 Income Tax and Corporate Income Tax amounting to Rp14,467 billion related to the transfer of the IndiHome business from the Company to Telkomsel, the Group maintains its strong technical position to defend its case and believes that it has complied with all the prevailing tax laws and regulations The Minister of Finance, through the Directorate General of Taxes Decree No. KEP-260/WPJ.19/2023, has approved the use of book value for the spin-off of the IndiHome business to Telkomsel.
iii.	The Group believes that no provision is required for the aforementioned (ii) and (iii) and will continue to assess any uncertainties related to its tax positions in the subsequent financial reporting periods.

b.	On October 9, 2025, Telkomsel received tax underpayment letters for 2021 and 2022 fiscal years VAT with a total tax underpayment of Rp507 billion (including penalties). Telkomsel has recorded a provision for the tax penalty from this underpayment amounting to Rp154 billion, and will compensate the tax underpayment of Rp353 billion as a VAT tax credit.

c.	Telkomsel has settled its outstanding long-term loans totaling Rp6,000 billion due to several creditors, as follows:
i.	On October 3, 2025, Bank Sinarmas and Bank Mandiri amounting to Rp1,000 billion and Rp1.000 billion, respectively.
ii.	On October 15, 2025, CIMB Niaga and Bank Permata amounting to Rp1,000 billion and Rp1.000 billion, respectively.
iii.	On October 29, 2025, Bank Mandiri amounting to Rp2,000 billion.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and For the Nine Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

40.	SUBSEQUENT EVENTS (continued)

d.	On October 3, 15, and 29 2025, Telkomsel obtained long-term bank loans from Bank DBS, Bank Sinarmas, BSI, and CIMB Niaga amounting to Rp1,000 billion, Rp1,000 billion, Rp1,000 billion, and Rp1,000 billion, respectively.

e.	The Company signed a Conditional Spin-Off Agreement with TIF on October 20, 2025 ("Conditional Spin-Off Agreement") in connection with the Company's plan to undertake a corporate restructuring and business transformation through a partial spin-off of its Wholesale Fiber Connectivity business and assets, valued at Rp35,787 billion. This transaction is intended to enable the Group to focus more on business development, create added value, improve efficiency, and optimize the utilization of its fiber optic network assets, thereby strengthening the Group’s position as a leading connectivity infrastructure provider in Indonesia. The planned transaction also supports the national agenda to accelerate digital inclusion, increase fixed broadband penetration, and ensure the availability of reliable and high-quality connectivity across all regions of Indonesia.